1-A/A

24-10076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
REGULATION A OFFERING STATEMENT
UNDER SECURITIES ACT OF 1933

04040526

Chateau Routon, Inc., a California corporation
(Exact name of issuer as specified in its charter)

RECEIVED
AUG 16 2004
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

California
(State or other jurisdiction of incorporation or organization)

2800 Omo Ranch Road, Fairplay, California 95684
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert Routon, 2800 Omo Ranch Road, Fairplay, California 95684, (530) 620-5818

(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

0172	56-2398096
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) **the issuer's directors:**

Robert Allen Routon
Home:
2700 Omo Ranch Road
Somerset, CA 95684
Business:
2800 Omo Ranch Road
Fairplay, CA 95684

Sheila D. Routon
Home:
2700 Omo Ranch Road
Somerset, CA 95684
Business:
2800 Omo Ranch Road
Fairplay, CA 95684

Robert Anthony Routon
Home:
4018 Alamo Court
El Dorado Hills, CA 95762
Business:
P.O. Box 99203
Stockton, CA

(b) **the issuer's officers:**

Robert Allen "Bob" Routon - President

Sheila D. Routon - Secretary

Robert Anthony "Tony" Routon - Chief Financial Officer

(c) **the issuer's general partners:** Does not apply

(d) **record owners of 5 percent or more of any class of the issuer's equity securities:**

Robert Allen Routon
2700 Omo Ranch Road
Somerset, California 95684

Sheila D. Routon
2700 Omo Ranch Road
Somerset, California 95684

(e) **beneficial owners of 5 percent or more of any class of issuer's equity securities:**

Robert Allen Routon
2700 Omo Ranch Road
Somerset, California 95684

Sheila D. Routon
2700 Omo Ranch Road
Somerset, California 95684

(f) **promoters of the issuer:**

Robert Allen Routon
2700 Omo Ranch Road
Somerset, California 95684

Sheila D. Routon
2700 Omo Ranch Road
Somerset, California 95684

(g) **affiliates of the issuer:**

Robert Allen Routon
2700 Omo Ranch Road
Somerset, California 95684

Sheila D. Routon
2700 Omo Ranch Road
Somerset, California 95684

(h) **counsel to the issuer with respect to the proposed offering:**

B. Paul Husband, Esq.

Office: 10 Universal City Plaza
Suite 2000
Universal City, CA 91608

Home: 11044 Acama Street
Unit 206
Studio City, CA 91602

(i) **each underwriter with respect to the proposed offering:** None

(j) **the underwriter's directors:** Does not apply

(k) **the underwriter's officers:** Does not apply

(l) **the underwriter's general partners:** Does not apply

(m) **counsel to the underwriter** Does not apply

ITEM 2. Application of Rule 262

(a) **State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.** No.

(b) **If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.** Does not apply.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. Does not apply.

The issuer has not had a net income from operations of the character in which the issuer intends to engage since its inception in July 2003.

ITEM 4. Jurisdictions In Which Securities Are To Be Offered

(a) **List the Jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons:** None.

(b) **List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.**

California, Nevada and Michigan. The securities will be offered by the issuer without any underwriter, dealer and/or sales person. The securities will be offered to friends, family, acquaintances, and business associates in other businesses of the shareholders of the issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) **As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:**

(1) **the name of such issuer:** Chateau Routon, Inc.

(2) **the title and amount of securities issued:** 500,000 shares of Class B voting common stock

(3) **the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof.**

$5,000 cash; a call option contract to buy grapes at a 10% discount from the market price from the vineyards of Ascension Farms, a proprietorship of Robert Allen Routon and Sheila Routon in Fairplay, California; a 30 year lease of a 30.16 acre portion of Ascension Farms with an option to renew for 20 years, and the benefit to the issuer of the research done by Mr. and Mrs. Routon concerning soil qualities, preferred soil conditions for growing certain varieties of grape; and other background research and know-how concerning the winemaking business in Northern California's Sierra foothill region.

(4) **the names and identities of the persons to whom the securities were issued:** Robert Allen Routon and Sheila Routon.

(b) **As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this**

Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): None; does not apply.

(c) **Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon fur such exemption.**

The 500,000 shares of Class B voting common stock issued to Robert Allen Routon and Sheila D. Routon, were issued as a private placement pursuant to Section 4(2) of the Securities Act of 1933. Mr. and Mrs. Routon purchased these shares for their own account and not with a view to sell or distribute such shares. No advertising was utilized for this transaction. As the founders and officers of the issuer, Routons were well acquainted with relevant facts concerning the issuer. The issuer is a corporation organized under California law. The issuer is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 immediately before the offering.

The issuer is not an investment company, registered or required to be registered under the Investment Company Act of 1940. No fractional interests in oil and gas, or similar interests in mineral rights have been issued by the issuer, nor does the issuer expect that any such interests will be offered by issuer at any future time.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. No.

ITEM 7. Marketing Arrangements

(a) **Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:**

(1) **To limit or restrict the sale of other securities of the same class as those being offered for the period of distribution.** None.

(2) **To stabilize the market for any of the securities to be offered.** None.

(3) **For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.** Does not apply.

The issuer intends to sell Class B common stock itself without utilizing a broker, underwriter or any third party.

(b) **Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.** None. Does not apply.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. None. Does not apply.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. Yes. A single Rule 254 publication in the Sacramento Business Journal on December 19, 2003. Approximately 100 letters were mailed to friends and business acquaintances of Routons on or about December 10, 2003 which enclosed the Rule 254 statement along with a cover letter. Copies of said Rule 254 statement and the cover letter are attached hereto as Appendix B.

Chateau Routon, Inc.

Type of securities offered: **Class B voting common stock**

Maximum number of securities offered: **500,000 shares**

Minimum number of securities offered: **250,000 shares**

Price per security: **$10.00**

Total proceeds: If maximum sold: **$5 Million**

If minimum sold: **$2.5 Million**

Is a commissioned selling agent selling the securities in this offering? **No.** If yes, what percent is commission of price to public? **Does not apply.**

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group,
Such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE

SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[X] Is in the development stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: None; however, qualification by coordination will be sought in the following states:

State	*State File No.*	*Effective Date*
California	309-3325/78292	Unknown
Nevada	None as yet	Unknown
Michigan	154650	Unknown

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 238 pages.

THE COMPANY

1. Exact corporate name: Chateau Routon, Inc.

   State and date of incorporation: California; July 28, 2003

   Street address of principal office: 2800 Omo Ranch Road, Fairplay, CA 95684

   Company Telephone Number: (530) 620-5818

   Fiscal year: 6/30
   (month) (day)

Person(s) to contact at Company with respect to offering:

Robert Allen Routon

RISK FACTORS

2. List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) AS A NEWLY FORMED COMPANY, WE FACE USUAL START-UP RISKS, AND POSSIBLE UNFORESEEN RISKS.

Prior to forming Chateau Routon, Inc. in 2003, we have had no corporate history from which one could evaluate our operating performance or our company's potential for success. Additionally, we face many risks inherent in a start-up business, including difficulties and delays which may be encountered with the commencement of operations, building the proposed building for the production facility, barrel room, retail sales area and office facilities. We also face risks of starting up as a result of unforeseen operational difficulties as well as the potential that we may have underestimated the initial and ongoing costs.

(2) WHETHER OR NOT WE CAN SELL WINE.

The key to financial success of Chateau Routon Inc., is whether or not we can sell the wine we will make. We have not had prior experience selling wine. We believe that we can sell wine, based upon our marketing plan. Our marketing plan is discussed in greater detailed in section 2(b) below, but generally, the marketing plan is based upon wine club sales, sales based on our tasting room, and internet sales. If we are not able to sell the wine that we make, the company will fail, since wine sales are projected to be our primary source of income. Wine sales of boutique wineries depend on the perception of the quality of the wine produced by wine club members, visitors to their tasting rooms and the public. Such perceptions are not easily quantified, or set forth in formulas for emulation. Thus, there is risk that we may not be able to create the necessary public perception of our wines for them to successfully sell.

(3) AVAILABILITY AND HEALTH OF BOB ROUTON IS A RISK.

Robert Allen "Bob" Routon has a general contractor's license, and will be acting as the general contractor for the company in the construction of our facilities. He will also be the Chief Executive Officer of the company. In the event Mr. Routon were to die or become disabled, it would be very difficult to replace him and the companies success could be jeopardized as a result. Mr. Routon is a cancer-survivor. We do not intend to obtain life insurance on Mr. Routon's life.

(4) MANAGEMENT LACKS EXPERIENCE OPERATING A WINERY

Our founders and operating management, Bob Routon, Sheila Routon and Robert Anthony "Tony" Routon have not had experience operating a winery prior to the present venture. Although, the Routons have successfully operated other businesses, and have consulted and will continue to consult with others with winery industry experience, neither Mr. Routon nor Mrs. Routon has previously operated a winery. Lack of specific experience operating a winery poses a risk that management will not be able to successfully operate a winery.

(5) CAPITAL RAISED MAY BE INSUFFICIENT

Our company proposes to build a winery, purchase grapes, make and sell wine, and perhaps acquire additional land to develop as vineyard acreage, which would belong to the company with the proceeds of this offering. If only the minimum subscription is achieved, or in the event that unforeseen circumstances require more cash than presently is anticipated, a shortage of available capital could endanger the success of the venture. The ability of the company to obtain additional cash by borrowing during this start up stage is uncertain. The commencement of operation of a winery requires significant capital. Therefore, there is a risk that there will not be sufficient capital generated by this offering to successfully commence and operate company's business.

(6) CALIFORNIA WINE MARKET PRESSURE

The number of wineries in California and the amount of acreage devoted to the production of wine grapes has grown substantially over the past twenty years. Production capacity for wine grapes in California has greatly increased. There has been a downturn in the market for California wine during 2002 and 2003 according to a 2003 Los Angeles Times article (See Appendix E-1). This downturn has caused some California wineries to fail. These market conditions includes risks from foreign competition as well as overproduction. The California Farm Bureau Federation issued a release on July 7, 2004 (see Appendix E-2) which noted that despite an economic downturn, grape and wine oversupply and intense competition from overseas, there has been growth of nearly 40% in the California wine industry in the last four years. The company believes that its plans will succeed notwithstanding the downturn in the California market. Nonetheless, in the event of the continuation of the present trends, and/or substantial additional downturns in the California market for wine, the success of the company could be imperiled.

(7) PESTS AND FUNGAL DISEASE PRESENT RISKS.

Damage to the vineyard from insects or fungal diseases present a risk to the operation to Chateau Routon. The insect pests of which we are presently aware include Mealy bugs, Leafhoppers, Omnivorous Leafrollers, Spider Mites, Western Flower Thrips, Western Grapeleaf Skeletonizers and Phylloxera. The fungal diseases which present a risk to a vineyard in the Fairplay viticultural area include powdery mildew, bunch rot, eutypa dieback, armillaria root rot, black measles, and phomopsis. Infestations of insects and/or fungal disease could ruin a crop, or even the plants themselves.

Birds and deer can also damage grape crops and are therefore considered pests and risks to Chateau Routon.

(8) DROUGHT OR FROST RISKS.

The possibility of a drought is a risk of agricultural enterprises in California. In a study of rainfall in our area, which we have reviewed, for the period 1987 to 1996, the annual rainfall ranged from a low of 19.97 inches in 1990 to a high of 69.42 inches in 1996. For this same ten year period from 1987 thru 1996, in six years, there were no days with the temperature under 32 degrees Fahrenheit between April 1, and October 31, that is, the growing season. During three of the years, there were two days during the growing season with temperatures below freezing, and during one of the ten years, there were three days during the growing season with a temperature below freezing. The occurrence of either a drought or frost could damage grape growing operations.

(9) POSSIBLE EFFECTS OF UNTIMELY SOLICITATION OF INTEREST DOCUMENT.

The one publication of a solicitation of interest under SEC Rule 254 (see copy at Appendix B) was published December 19, 2003 in the Sacramento Business Journal, and 100 letters sent to friends and relatives on December 10, 2003 were unintentional infractions of Rule 254 since the initial filing of the offering circular with the Securities Exchange Commission on or about December 8, 2003, the Rule 254 publication should have occurred if at all, prior to the filing of an offering circular. No sales or offers have been made as a result of that publication. We received six calls in response to the publication, but, except for taking their addresses and telephone numbers and telling them we were not yet offering the shares, we have not contacted any prospective purchasers following that publication. With respect to our family and friends, we maintain normal contact, but have not discussed purchase of shares.

The cover letter mentioned above contains two statements the accuracy of which is subject to question. The first is the statement "We have been devising a plan that will allow us to share our good fortune with our friends and neighbors." This first questionable statement was inaccurate to the extent that the company is newly formed, has not yet achieved a profit, and there cannot be certainty that a profit will ever be achieved. The acquisition of the real property lease in our location, the call option on the adjacent Ascension Farms vineyard and our plans described in this circular may or may not constitute "good fortune" in a factual sense. The second is the statement: "We believe that together we will make this venture successful and that we will celebrate and share our blessings." The second statement does accurately reflect our belief; however, from a current financial viewpoint, we have not yet achieved success, and, as described in this circular, there are numerous risks involved and while we do sincerely believe that we will be successful, success cannot be assured, nor can future celebration and sharing of blessings be assured.

It is possible that the Securities & Exchange Commission may fine and/or otherwise penalize the Company based on the untimely nature of letters and publication of the solicitation of interest.

(10) THE STOCK OFFERED IS NOT LISTED ON A NATIONAL MARKET AND IS NOT LIQUID.

The class B common stock being offered in this offering is not listed on any national securities trading market such as the New York Stock Exchange, American Stock Exchange and/or NASDAQ. It is not expected that there will be any company that "makes a market" in this stock. Therefore, it will likely not be easy to sell quickly. It will not be a liquid asset, as would be the case with common stocks which do trade on a national exchange. If a stockholder were forced to sell his/her/its stock in Chateau Routon, Inc. quickly, it is likely that he/she/it would not receive full value for his/her/its stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Chateau Routon Inc., intends to make high quality wines, including Zinfandel, Pinot Noir, Barbera, Chardonnay and California Port wines using Portuguese Port varietal grapes. For the Zinfandel, Pinot Noir and Chardonnay, Chateau Routon will seek to purchase grapes from near by vineyards in the Fairplay viticultural area, and/or high quality bulk wine from other California sources. The Barbera grapes and Portuguese Port varietal grapes will be grown on the Ascension Farms Vineyard (owned personally by Robert Allen Routon and Sheila D. Routon), which is adjacent to the land which will be leased by Chateau Routon, and also on 10 of the 30 acres which are being leased by the Company.

The price ranges are expected to be from $16.00 to $45.00 per bottle based upon the variety of wine.

Chateau Routon will construct a building which will include wine making facilities, storage facilities, a tasting room, an art gallery and administrative offices. This building will be an energy efficient building. Highly significant to our plan is the fact that design of the building will be aesthetically appealing and ecologically responsible. It is our plan that the building will also have patios, a pond, walkways and attractive landscaping. Our location is near the entry into the Fairplay viticultural area, when entering from Mt. Aukum Road. Its setting is picturesque. It is situated on Omo Ranch Road, which is the main road coming into the Fairplay viticultural area. It is our plan to make the winery site, building and surrounding areas appealing to wine connoisseurs. The beautiful scenery of the winery and surrounding area as well as the facility, which will be available for weddings and/or other business or social functions, are planned to attract the wine connoisseurs for repeated business, and to engender in visitors a desire to bring friends when subsequent visits are made.

The Zinfandel, Pinot Noir, Barbera and Chardonnay wines take much less time to bring to maturity and a marketable stage than the California Port wines. Additionally, we plan to purchase high quality bulk wine from California sources and to bottle our Zinfandel, Pinot Noir, Barbera and Chardonnay wines in early years of our operation until our own vineyard and the Ascension Farms Vineyard are producing a sufficient volume of grapes for our use in making these wines. Accordingly, the Zinfandel, Pinot Noir, Barbera and Chardonnay will be offered first.

One of the key elements of our plan is to make a California Port wine using Portuguese Port varietal grapes as well as other varietals. Port wine is a fortified wine, most commonly made by adding alcohol to the fermentation process. The alcohol content of Port is about 20%, compared to about 14% for regular wine. Portuguese Port wines are made using specific varieties of grapes, including Tinta Cao, Souzao, Touriga and Tinta Madeira. In California, port-style wines are also made with varieties of grapes other than the Portuguese varieties, such as Zinfandel grapes, or Petite Syrah grapes. Presently only the Ficklin Vineyard of Madera, California is a well-established vintner of California Port wine using the Portuguese Port varieties of grapes mentioned above, although, some wineries in the Napa Valley have started growing Portuguese varieties of grapes for use in port-style wines. Importation of Port wines from Portugal has increased substantially in the past 10 years, and interest in California port-style wine has also been increasing. Bob Routon noticed that the prices paid for Portuguese varieties of grapes were higher than prices paid for wine grapes generally.

The market for port-style wines consists predominantly of an older demographic. The population of the United States is getting older, and the "Baby Boom" generation is moving into the age range which is considered the prime market for port wines. We believe that there is a favorable niche market for Chateau Routon in making California Port wine using Portuguese Port varietal grapes.

The Omo Ranch Road location of Routon's vineyard has soil suitable to grow these Portuguese varietals. The Ascension Farms Vineyard, adjacent to Chateau Routon's location and over which we have a call-option as to its entire crop is a 16 acre vineyard which presently includes 5005 vines of Barbera, 1,300 vines of Tinta Cao, 776 vines of Souzao and 775 vines of Touriga. Tinta Cao, Souzao and Touriga are Portuguese Port varietal grapes. As a general rule of thumb, there are approximately 750 vines per acre.

Additionally, we expect less competition from other wineries in the port-style wines than in other wines. We conducted a survey of the seven wineries which appeared to be the largest in the Fairplay viticultural area. Together they produce 122 wines. Of these 122, only 9 of these wines are Port-style wines. Of the 9 Port-style wines, only one of these is made from Portuguese varietal grapes, and that one was made by Latcham Vineyards using grapes purchased from Ascension Farms Vineyard. Beginning in 2004, we will be purchasing all of the Ascension Farms Portuguese varietal grapes, and not selling them to Latcham. According to El Dorado County Agricultural Commission, William J. Stephens (see letter attached as Appendix D-8). The Ascension Farms Vineyard is the largest grower of Portuguese port varietal grapes in the Fairplay viticultural area. We believe that Ascension Farms Vineyard is presently the only grower of Portuguese Port varietal grapes in the Fairplay viticultural area. Based on management's research, there are only two other acres of

Portuguese Port varietals grown in all of El Dorado County, while the Ascension Farms Vineyard has seven acres of Portuguese Port varietal grapes in production.

In connection with the construction of the Winery, a "rule of thumb" which has been related to Chateau Routon management in the course of our research is that construction cost is approximately $125,000 dollars per one thousand cases of wine to be produced per year. We expect that in our case, the construction cost will be somewhat more than this $125,000 dollars per thousand cases of wine since we are focusing on making our main building and its surroundings to be as visually appealing to the romantic sensibilities of the wine connoisseurs as possible. We plan on a final volume of fifteen thousand cases of wine per year. Therefore, our anticipated cost will be in excess of $1.875 million dollars for building. The architect's cost estimate for construction cost of the building is approximately $1.5 million, not including contractor's fees.

The equipment to be acquired will include:

(1) Barrels - $250.00 to $600.00 each, depending on whether we purchase American or French barrels, or a combination of the two;

(2) tanks and punchdown tanks;

(3) a receiving station;

(4) a stemmer crusher;

(5) pumps;

(6) a press;

(7) steam cleaners;

(8) a forklift;

(9) barrel racks;

(10) filters;

(11) ladders;

(12) air conditioner (propane) for case goods and storage;

(13) air compressor;

(14) chiller/heater.

The costs of the above items will vary tremendously based upon whether we can acquire these items in good working quality used condition and/or in favorable buying circumstances such as a bankruptcy or going out of business sales.

According to winemaster Jim Olsen, bottling costs, including labor will be approximately as follows:

Pre-bottling winery costs (including labor)	$ 1.50 per case
Bottling costs including labor)	$ 1.50 per case
Bottles	$ 6.50 per case
Corks	$ 1.20 per case
Capsules	$ 0.48 per case
Labels	$ 1.82 per case
Total bottling cost per case	$14.00

In the Fairplay viticultural area, there are eleven small "boutique" wineries. They are all housed in wood and/or metal framed buildings. A few are newer construction, but most are of older construction. The other wineries in the Fairplay viticultural area make very good wines. However, none of the other vineyards in the Fairplay area offer the type of landscaping and visitor facilities which we plan to implement.

In the Shenandoah Valley, which is five miles away, there are fifteen wineries. The only winery in the Shenandoah Valley which we feel is comparable to what we plan to do is Toscano. Toscano is a new winery with very appealing buildings and grounds. Toscano has a pond, patio, flowers and a very well appointed tasting room. Based on seeing their parking lot full on many occasions, we believe that Toscano is a winery to which people are drawn, and to which it appears that customers return and bring their friends.

We believe that there is a good opportunity in the Fairplay viticultural area, our area, for a winery which features a building and grounds of the type which we plan. We believe that we have the ideal location of such a winery. We are located on Omo Ranch Road, which is the main road at the beginning of the Fairplay area. In the Fairplay viticultural area, the wineries appear to be doing well in business; based on management's conversations with their owners, although since all of the wineries in the Fairplay viticultural area are privately held, it is not possible to determine their financial success with any certainty.

The purpose of our business is primarily to sell the wine that we will make. We also expect to earn income from the use of our facilities for weddings, receptions and social events. We also expect to earn income from sales of lithographs and posters of paintings which we will commission and use as a basis for the labels of our wines. Our building will also have an art gallery. We expect to make income from commissions on sales of paintings displayed in our gallery. The art gallery is expected to benefit our overall operation in two ways: (1) income from commissions and sales; and (2) it will make our tasting room a more desirable location to draw customers initially and on a repeated basis, and thereby increase wine sales.

(b) **Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.**

The products to be offered by Chateau Routon will be various types of wine, including California Port wine. Initially, we anticipate making wines with either grapes grown by others, and/or, in some instances, bulk wines purchased from other California sources, and bottled by the company. The only presently existing supply contract is the call option on the grapes of the Ascension Farms Vineyard, owned by Robert A. Routon and Sheila D. Routon, a copy of which is attached to this offering circular as Appendix D-2.

We have entered into an agreement with Jim Olsen, an experienced winemaker, to perform consulting services for us as an independent contractor. (See copy at Appendix D-6) Mr. Olsen has identified suitable high quality bulk wine, produced in the Sierra Nevada foothills and elsewhere in California, to enable us to bottle and sell wine in 2004, and we have purchased high quality bulk wines, including 2002 Zinfandel from Lodi, California, in a quantity sufficient to make 550 cases; 2002 Zinfandel from Amador County, California in a quantity sufficient to make 700 cases; 2002 Syrah from California in a quantity sufficient to make 670 cases; 2002 "Sierratage" a blend of grapes produced in California's Sierra Nevada foothills in a quantity sufficient to make 600 cases; California Ruby Port in a quantity sufficient to make 250 cases; 860 gallons of California Port which we do not expect to bottle for 1 ½ years, and then we expect to bottle only a portion of it at that time. Additionally, we have instructed Jim Olsen, our winemaster, to identify additional high quality bulk wine, specifically including California Chardonnay and California Sauvignon Blanc to be bottled in 2004.

We have entered into an agreement with Jessie's Grove Winery, a bonded winery in Lodi, California to host our winery in an Alternating Premises Agreement, which is presently an oral agreement which will be reduced to writing, but has not yet been finalized in writing. The Alternating Premises Agreement will enable us to operate a tasting room prior to completing construction of our building at the existing guesthouse on the Ascension Farms property, adjacent to our leased property, or elsewhere in the State of California. We have entered into a Custom Winemaking Agreement with Jessie's Grove Winery, a copy of which is attached hereto as Appendix D-11 to utilize their facilities to make our wine until our own winemaking facilities are completed.

We have made arrangements for the bottling of our wine in 2004 to be performed at McNab Ridge Winery in Ukiah, California. This agreement is an oral agreement, based upon the written agreement between our winemaster, Jim Olsen, and McNab Ridge, a copy of which is attached as Appendix D-7.

The services that we offer will be chiefly offering our facilities for weddings and various types of receptions. We will have the grounds and facilities for weddings and receptions, and expect to attract this business as a result of advertising and personal contacts with wedding planners. We have entered into an oral agreement with Linda Sordi of Vines, Vows and Beyond, Sacramento, California, an independent contractor wedding consultant to coordinate weddings at our location.

(c) **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Based on an informal survey done by our management, we believe that the 15 wineries in that Fairplay viticultural area are generally doing well, although they are privately held and financial information is not available, because the 11 smaller wineries, similar in size to Chateau Routon reported that over 70% of their sales were by means of wine clubs, which are retail sales, and therefore more profitable to a winery than wholesale sales. Additionally, approximately 3-4 of the small wineries have posted "sold out" signs in recent years, indicating that they have sold all of their available wine. The quality of the grapes grown in the Fairplay viticultural area is becoming recognized in the California viticultural community. For example, even though the Mondavi Winery has its own vineyard in the Napa Valley, it buys grapes from a number of our neighbors for use in making their premium wines. The Fairplay area has been officially designated as a viticultural region.

We are a small "boutique" winery, in a beautifully scenic, officially designated viticultural area. As such, price is not a particularly significant competitive point in our part of the wine industry. We anticipate pricing our wines from $16.00 to $45.00 or more per bottle. For the part of the public who enjoy premium quality wine, as we intend and expect to produce, who buy wine from small boutique wineries in designated viticultural areas, it is not particularly important to their buying decision whether our Barbera is priced at $19 per bottle when Barbera from a large vineyard is available for $8.50 at the supermarket. Rather, it is the combination of quality, individual taste and ambience created by our location, our label and the customer's experience at our tasting room, or the fact that they belong to one of <u>our</u> wine clubs that motivates a buyer to purchase our wine. Thus, neither price competition nor the existence of larger, more established and financially stronger competitors are expected to materially impact our operations. As mentioned above, the small wineries in Fairplay report that more than 70% of their sales are through their wine clubs. We expect that this pattern will also be our experience.

The primary basis for competition in our part of the wine industry is the ability to develop a strong wine club. To accomplish development of a wine club, it is important to have fine quality wines, access to potential members, such as a tasting room or events to bring people to the winery, and an inviting ambience.

We plan to have two wine clubs. The first will be called the Founders Wine Club. Membership in the Founders Wine Club will be limited to our shareholders, employees, accountants and attorneys.

The Founders Wine Club will have first opportunity to purchase wines and art from the Company, receive the largest discounts on case purchases and be invited to special events such as tastings where our winemaster Jim Olsen or some other distinguished guest teaches about wine, food, art or some related topic. We expect to bottle certain "Founders Reserve" wines, which will be available only to members of our Founders Wine Club.

The Premium Wine Club will be open to subscription membership by the public. It will feature discounts on wine purchases, a newsletter and invitations to certain special events. It will offer benefits similar to, but lesser than the Founders Wine Club. We will offer membership in our Premium Wine Club to visitors to our tasting room, and other visitors, such as people who attend weddings and other events at our location.

As discussed above, we expect to compete successfully by having an aesthetically pleasing tasting room and grounds. Our location is favorable, both from the standpoint of soil, climate and altitude, but also from the standpoint of being on the main road into the Fairplay viticultural area, near the entryway from Mt. Aukum Road. We plan to sell almost exclusively to end users (i.e., retail) through our wine clubs, our tasting room, and to some small extent by means of the internet. Based on management's informal survey of other small boutique wineries in the Fairplay viticultural area, we believe the prices received by the winery will be better using these methods than by selling through distributors. Based on management's informal study of Port wine sales trends and the aging of the large "baby boom generation" into the age range which consumes the most Port-style wines, we expect to carve out a successful niche in port-style wines.

We feel that we will be able to participate effectively within the small high quality wine segment of the market:

(1) We have planned a distinctive building and grounds - it is an old world design aimed at romantic appeal. It is designed to accommodate weddings, corporate meetings and the general public. There will be ponds, patios, walkways, areas for viewing historical artifacts such as Indian grinding stones. There is a creek which runs through the property. There are oak trees, and granite outcroppings. The building is just off of the main road and at the beginning of the row of wineries in Fairplay. These factors are expected to contribute to the success of our tasting room.

(2) Our stockholders will be the basis of the Founders Wine Club. Our investigation revealed that none of the other wineries in the Fairplay region started with immediate support by means of having a wine club. To small high quality vineyards, a wine club is an extremely important source of sales. By having a

Founders Wine Club composed of our shareholders, which will include many friends and relatives, we will begin with a dedicated wine club. While membership in the Founders Wine Club will be limited to our shareholders, employees, accountants, attorneys and their relatives, we will also form a second Premium Wine Club in which membership will be available to the general public. These two wine clubs are expected to be the source of over 70% of our sales, if we follow the pattern of other small wineries in the Fairplay region..

(3) Internet sales. We expect to contract with an established internet wine sales organization. By contracting with an established internet wine sales organization, we will be able to sell to the public on a retail basis, and pay only a commission and fees, which will result in much greater income to the Company than sales to a distributor on a wholesale basis. We presently have no contact with an internet wine sales organization.

(4) We are located within forty-five minutes of the fastest growing area in the State of California. This area is east and slightly north of Sacramento. It consists, in substantial part of professional people buying custom homes. It is also the area of some of the largest upscale retirement communities in the state such as the Sun City development. Based on management's informal observations, we believe that the professionals buying custom homes and the residents of the upscale retirement communities will include a high percentage of wine drinkers. We believe that these demographics and this type of development are similar to what took place in the Napa Valley twenty years ago. All of these factors contribute to management's belief that we will be able to compete successfully.

The company will become a part of California's 13.4 billion dollar wine industry. As of 2001, California had 847 wineries with fixed places of business in California, 17 of which were situated in El Dorado county, and 15 of which are in the Fairplay viticultural area, where our company will be located.

Although in the past four years there have been challenging market conditions in California's wine industry, according to the California Wine Institute, in the decade prior to 2002, the California wine industry has been characterized by steady growth. For example, California winery table wine revenues increased from approximately $2.5 billion in 1991 to approximately $6.4 billion in 2001. The California Wine Institute reports that an analysis of wine consumption shows that despite a slower economy and the strength of the U. S. dollar, total California wine sales volume to market rose 1% from the prior year to 450 million gallons in 2001. When this figure is compared to the 375 million gallons shipped in 1991 as well as the fact that total wine sales in the United States have increased from 10.9 billion dollars 1991 to 19.8 billion in 2001, a steady increase in consumer demand is demonstrated. Demands for California wine abroad, increased 3% in 2001 over the year 2000. 96% of the total amount of wine exported by the United States comes from California. The California Farm Bureau issued a release on July 7, 2004 (See Appendix E-2) which described growth in the California wine industry of 40% in the past four years despite pressures of overseas competition, economic downturn and grape and wine oversupply. These facts are discussed in greater detailed at the website of the Wine Institute. The website address is: http://www.wineinstitute.org/communications/statistics/sales_01.htm,

International competition for California wines is increasing according to a Los Angeles Times Report, dated February 2, 2003 (see Appendix E-1). We believe that Chateau Routon is not especially vulnerable to foreign competition because we focus on premium wines, particularly California Ports, and also because we will focus primarily on wine-club and tasting room retail sales, rather than on export, and we do not expect to compete based on price.

The Final Grape Crush Report, issued by the California Agricultural Statistics Service ("CASS") in 2002, indicates that the wine market remains strong despite negative market factors. California Agricultural Statistics Service, *Final Grape Crush Report 2001 Crop,* September 2002. For example, the report shows that for 2001, the total tonnage of Barbera grapes from District 10 (we will have Barbera grapes grown in District 10) was 378.9 tons out of the total 108,095.9 tons produced statewide. Although, tonnage of red wine grapes was down six percent from 2000, the average price for the 2001 crop was up eight percent from 2000 to $680/ton. This price further indicates a rise in price from below $400/ton in 1990 to almost $700/ton. More specifically, the weighted average price of Barbera grapes originating form District 10 was $1,204.86. This figure indicates weighted average base prices paid to growers for grapes crushed and delivered to California processors from the crop year using the "Brix" adjustment factors. The prices shown compares favorably on some districts but not to others, with the highest price indicated for Barbera in California being District 3 (Sonoma and Marin Counties) at $1,996.61/ton.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

In the planning of Chateau Routon Inc., we have studied, and developed a definite game plan.

(1) We chose the property carefully. We spent nearly five years researching soils, climate, grape quality, elevation, rainfall, water availability, and chose our present location based on our study and these criteria.

(2) We have met with the growers in this area, and have received a great deal of valuable information from the leaders in our grape growing agricultural community.

(3) We have researched various types of buildings, have obtained architectural plans for a functional yet attractive design, which we believe will give us the best structure for successful wine making, and in addition give us a very aesthetically pleasing building.

(4) We will also offer our site and facility for events such as weddings, reunions and similar meetings. We have hired a wedding coordinator, Linda Sordi of Sacramento who will solicit weddings for our facility and also for the adjacent Ascension Farms. We are working on a website design which will provide an additional means of advertising the availability of our facility for weddings and other events. The event hosting aspect is anticipated to interact with the wine sales business, since people attending the events will not only drink our wine while at the event at our site but are anticipated to be purchasers of our wines as well.

(5) We have chosen to plant grape varietals, including Barbera, Tinta Cao, Souzao and Touriga which are not only well-suited to our soil and climate, but which bring higher prices than average wine grapes. Plus, Tinta Cao, Souzao and Touriga are Portuguese Port varietals. We believe that this is a profitable niche which we can fill by making high quality California Port wines using the Portuguese Port varietal grapes.

(6) We have chosen to finance the construction of the building by a stock offering rather than by debt. We believe that this gives us the best opportunity for success because our stockholders will also be members of our Founders Wine Club, and also have an interest in promoting the wines that we make. Additionally, equity financing, unlike debt does not involve the running of compound interest against us.

(7) At present, Robert Routon and Sheila Routon's Ascension Farms Vineyard consists of 10.6 acres of their 85 acre ranch in Fairplay, California with approximately 6.7 acres in Barbera grapes, approximately 1.7 acres in Tinta Cao grapes, approximately 1 acre in Souzao grapes, and approximately 1 acre in Touriga grapes.

(8) Routons have entered into a written agreement with the Company, whereby the Company will have a "call option", that is, the right to purchase all of the grapes harvested from Routons' Ascension Farms Vineyard at a price 10% below the going

rate for the type of grapes purchased, in accordance with the prices reported in California Department of Food Agriculture published statistics for Fairplay, California, for that year, subject to payment by the company of expenses and labor of growing and harvesting the crop. In this way, the Company will have access to grapes which it needs to make wine at a price 10% below the going rate, with respect to grapes grown on the Ascension Farms Vineyard. Under this call option, the Company has the right (although not the obligation to exercise its option) to buy the entire harvest from the Ascension Farms Vineyard. If we exercise this option, the Company will be obligated to pay the expenses of ordinary care and maintenance on the Ascension Farm Vineyard, such as vineyard supervisor's fees, contract labor fees, fertilizer, pesticide and harvesting. Immediately following harvesting, the crushed grapes (the "crush") will be measured (weighed) for each type of grape, then at the time in the following weeks when the California Agricultural Statistics Service ("CASS") publishes its Final Crush Report for the price per ton of each grape varietal obtained by the Company from the Ascension Farms Vineyard and the Company shall pay the difference between the funds already spent by the Company on care and maintenance expenses and ninety percent (90%) of the prices listed for each type of grape in the CASS Final Crush Report Average for Region 10 (the region in which both Chateau Routon and Ascension Farms are situated). Based on comparisons of past prices to the cost of vineyard care and maintenance we do not expect that 90% of the CASS Final Crush Report Region 10 average price of the crush will ever be less than the costs of vineyard care and maintenance. See Appendix D-2 for a copy of the full text of the Call Option.

(9) We will be constructing the facilities for wine making, storage, administrative offices and tasting room on land which is leased by the company from Routons pursuant to a 30 year lease with an option for an additional 20 years. The plans call for the construction of an attractive building which will be well appointed with landscaping and patios. This planned development is expected to result in both an attractive location for visitors to the tasting room and an efficiently functional winemaking plant. The completion date of the buildings and facility for weddings and other events is variable, based upon the date sales of this offering commences, and the results of the offering. Upon reaching the minimum subscription of this offering, we expect the buildings to be completed within 12 months. In the event that this offering is not successful, we would expect completion of the buildings wihtin 12 months of securing a construction loan or other financing.

(10) We are located in Fairplay, California which is located in El Dorado County, east of Sacramento, California in the foothills of the Sierra Nevada mountain range. The Fairplay region in California has recently been designated as a viticultural area, that is, a designated area for wine production. The altitude and climate of the Fairplay region are conducive to producing high quality grapes. We base this assessment on our discussions with winemakers in the Fairplay area, faculty members

of the University of California at Davis, and Jim Olsen, our winemaster. Our neighbors in Fairplay have told us that they have all sold all of the grapes that they want to sell in recent years. The Ascension Farms Vineyard has also sold all of its grapes produced. In 2004, Barbera wine made by Latchem Vineyards, using grapes purchased from Ascension Farms Vineyard won a gold medal at the El Dorado County Fair. We also base this opinion on reports that we have heard from other area winemakers and an employee of the Robert Mondavi winery that Mondavi purchases grapes from the Fairplay area for use in its premium wines. Fairplay is in CASS Region 10. Our informal review of CASS price statistics revealed that Region 10 prices are consistently above the statewide average. The average price of grapes grown in this region when sold for wine making is higher than the average price for wine grapes grown in California general.

(11) The Fairplay, California area also offers lovely scenery. It is within reasonable driving distance of Sacramento, California and its rapidly expanding suburbs, as well as being within a few hours drive of Lake Tahoe and Reno, Nevada. The company's plan includes development of its tasting room, and attracting tourists and other visitors to the tasting room by signage and radio advertisement.

(12) We plan to distribute our own wines through wine club sales (other boutique wineries in Fairplay report 70% of their sales are through their wine clubs). We expect sales of our wines through our tasting room, sales to parties using our facility and the adjacent Ascension Farms facility for weddings and other events. We also expect to sell wine to selected restaurants in Northern California and wine shops which sell premium wine. We do not presently plan to sell our wines wholesale. There are no wholesale distribution agreements in place, or contemplated.

(13) We will also offer the use of its grounds and facilities, which are very picturesque, for events such as weddings, reunions, and corporate retreats. An additional attraction to the company's site is the existence of a Ascension Arabians, a high quality purebred Arabian horse breeding farm owned and operated by Robert and Sheila Routon. One of the possibilities in wedding planning at Chateau Routon would include weddings involving a horse drawn carriage.

(14) The growing of grapes, selling of the grape crop and bottling of our first wine are intended to commence in 2004.

(15) Based on management's informal study of consumption and importation trends of Port-style wines, and the aging of the "baby boom" generation into the age demographic which consumes the most Port wines, we believe that California Port wines, using Portuguese varieties of grapes is a niche which can be favorably and profitability developed by Chateau Routon, Inc. The Ascension Farms Vineyard already grows Portuguese varieties of grapes.

(16) Wine making by the company will commence in 2004, prior to the completion of the company's facilities construction program.

(e) **State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

As of 7/7/2004, none

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Does not apply.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

At the present time, the only employees in the corporation are Robert Allen Routon, Chief Executive Officer, Sheila Routon, Corporate Secretary and Robert Anthony Routon, Chief Financial Officer. At the present time, we have independent contracting relationships with a vineyard manager, Ms. Shelley Lovejoy of Lovejoy Consulting Service; winemaster, Jim Olsen; and Linda Sordi, wedding coordinator.

We anticipate contracting with outside third-party services to have the grape crop harvested from Ascension Farms Vineyard, pursuant to our "call option" contract with Ascension Farms Vineyards.

At the present time, none of our employees are members of any union. There have been no strikes, nor any threat to strike.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options.**

Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

See Appendix A for a map of the property leased by the Company, the amount of the lease payment annually will be $2,500 per year, plus payment of taxes and assessments, if any. See Appendix D-1 for a copy of the lease. The lease was entered effective as of November 1, 2003 and will expire on October 31, 2033. The lease may be renewed for one additional 20 year term, pursuant to its existing provisions.

We do intend to acquire additional land in the Fairplay viticultural district, close to the Ascension Farms Vineyards, subject to the available funds raised pursuant to this offering, and the land price believed to be favorable by our management.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

Presently, we do not intend to rely upon patents and/or copyrights in connection with the primary business of the Company. Trade secrets have not as yet been developed, and it is uncertain whether or not trade secrets will be key to the success of the Company. There are no confidentially agreements and/or covenants not to compete in place. There are no current confidentiality agreements or covenants not to compete.

We have applied for Lanham Act trademark protection for our trademark "Chateau Routon" for designation of our wine. We have received an opinion from trademark counsel following a trademark availability search that the mark "Chateau Routon" to designate wine is available for adoption, use and registration. We caused an "intent-to-use" application to be filed with the United States Patent and Trademark Office in September 2003. Our application has been designated Application Serial Number 76/542,154. Our application has now passed the examination phase of the Patent and Trademark Office. It is was published for opposition on August 3, 2004. Following the 30 day period for opposition if none is received, we will obtain registered trademark status.

We have commissioned paintings on a work for hire basis which we will use as a basis for our wine bottle labels and also for posters and lithographs which we intend to sell at our tasting room. It is not certain at this point whether any significant revenue will result from sales of the posters or lithographs, but we expect the aesthetically pleasing labels and availability of posters and/or lithographs at our tasting room will enhance customer loyalty, repeat business for wine sales and serve as favorable advertising for the Company.

No amounts have been charged to the Company for research and development during the last fiscal year. The expenses of research and development concerning the pre-incorporation planning activity of the Company have been borne by Robert Routon and Sheila Routon, who own the Class B common stock of the Company.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

1. El Dorado County Planning Commission.

The El Dorado County Planning Commission issues building permits for construction in El Dorado County. It will be asked to approve the plans for the construction of our building, and issue a building permit. Issuance of a building permit by the El Dorado County Planning Commission is a necessary step in constructing our building. We cannot legally build without a permit. If the County Planning Commission were to require changes in our plan, we could be forced to incur additional expenses for architects and/or engineering fees. Additionally, changes which could be required by the County Planning Commission could cost us more money to implement, if, for example, they were to require more toilets in the building than the plans presently indicate. It is not possible to anticipate or calculate the amount of additional costs which might be necessitated by a presently unknown potential action of the El Dorado County Planning Commission, which may not occur.

2. California Department of Fish & Game.

The California Department of Fish & Game has the authority to regulate run-off water from the vineyards, and also to regulate game, including deer, which are potentially a pest to the vineyard. This agency could impact us in many ways. We have runoff water from the winemaking process and will have runoff from our vineyard. If the California Department of Fish & Game were to adopt regulations which required new equipment to process or treat runoff water, we might have to buy and install such equipment. The cost of any such potential future regulation is neither known nor presently calculable. Another type of impact of regulation by the California Department of Fish & Game could relate to pests, such as deer. We presently plan to put fences around our vineyard, to keep deer from coming in and eating the grapes. If the California Department of Fish & Game were to ban the use of fences to protect a vineyard, we would suffer losses from crop damage from the deer eating our grapes. The cost of any such potential future action is neither known, nor presently calculable.

3. California Environmental Protection Agency.

The California Environmental Protection Agency may regulate the waste products of the wine making process, such as grape skins. The California Environmental Protection Agency may also have authority to regulate pesticides and/or fertilizer used in the vineyards. In our winemaking process, we will have grape skins as a waste product, and we use certain pesticides and fertilizer. The California Environmental Protection Agency has authority to regulate concerning each of these areas. It is possible that future regulations could require us to use alternative means of disposing of grape skins, and/or using new and different pesticides and fertilizer. Such potential future regulation could force us to use a more costly method of doing some aspect of our business. The cost of such potential future action is neither known, nor presently calculable.

The California Department of Pesticide Regulation and California Department of Toxic Substance Control have overlapping jurisdiction concerning pesticides, and have the potential to cause the same or similar impact on us as the California Environmental Protection Agency.

4. California State Water Resources Control Board.

The California State Water Resources Control Board can regulate water run-off from the vineyards, and can also set other regulations on water use, and the use of water which would have an effect on the watertable in California. We use water to grow grapes and in winemaking. We have a well, a spring, and a creek which runs through part of the land that we lease. Action by the California State Water Resources Board could affect what we must do with and/or to our runoff water, as well as determining our water usage from the well, the spring and/or the creek. The cost of any such potential future regulatory action is neither presently known nor calculable.

5. United States Environmental Protection Agency.

Generally, the United States Environmental Protection Agency has regulatory authority with respect to water, air and soil. Specifically, the areas in which the United States Environmental Protection Agency may regulate the company would be in the areas of run-off, nature of pesticides used, and disposal of by-products, such as grape skins. As is the case with the California State Environmental Protection Agency, our runoff, waste products, such as grape skins and pesticide use are subject to action by this federal agency. The costs necessitated by any such further action are neither known, nor presently calculable.

6. Bureau of Alcohol, Tobacco & Firearms.

The Bureau of Alcohol, Tobacco & Firearms issues licenses which will be needed by the company with respect to both the manufacture of wines, manufacture of spirits and the ability to sell products containing alcohol from the tasting room, to wine clubs and via the internet. At the outset, our wine will be acquired in bulk lots, mixed and bottled pursuant to the license with the Bureau of Alcohol, Tobacco & Firearms held by Winemaster Jim Olsen. We have applied for all necessary liquor licenses with the Bureau of Alcohol, Tobacco & Firearms. The applications are now pending.

7. California Department of Alcoholic Beverage Control

The California Department of Alcoholic Beverage Control issues licenses for the manufacture and sale of alcoholic beverages in California. We are presently applying for the necessary licenses.

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None.

(j) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The company was incorporated on July 28, 2003.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

Chateau Routon, Inc. was incorporated July 28, 2003. There are no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. There have been no stock splits, stock dividends or recapitalizations in anticipation of this offering. Other material events in the development of the Company have been described in other sections of this circular.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

EVENT OR MILESTONE	EXPECTED MANNER OF ACHIEVEMENT	DATE OR NUMBER OF MONTHS FROM RECEIPT OF PROCEEDS OF OFFERING WHEN MILESTONE SHOULD BE ACCOMPLISHED
(1) Acquiring bulk wines to be bottled in 2004	We have accomplished this milestone. We have purchased the bulk wine, have bottled some of it, and are making plans for bottling most of the rest of it. Winemaster Jim Olsen identified and selected high quality California bulk wines suitable for our purposes. Expected Cost: $111,600	Done
(2) Bottling wine for 2004	In order to accomplish this, after purchasing the bulk wines identified by Winemaster Jim Olsen as described in the prior milestone, have made arrangements with another existing winery, assisted by Winemaster Olsen in this regard, to rent facilities for the bottling of wine. We reached such an arrangement with McNab Ridge Winery, Ukiah, California. We entered an oral Custom Winemaking Agreement with Mr. Olsen and have bottled certain varieties, selected by Mr. Olsen. A copy of Mr. Olsen's agreement with McNab Ridge is attached as Appendix D-7. Expect cost: $49,000 3,500 cases at 14.00 per case	Done

(3) Obtaining liquor licenses	We have applied for permits with the Department of Alcoholic Beverage Control of the State of California, as well as with the Bureau of Alcohol, Tobacco & Firearms, to enable us to make wine, make port-style wine, to sell our wines at our tasting room, and to our wine club members. We have already entered an Alternating Premises Agreement with Jessie's Grove Winery, Lodi California. The existence of the Alternating Premises Agreement will facilitate our obtaining necessary licensing. Expected cost $1,160	Applications done. Expect issuance of permits September 2004.
(4) Preparation of Founders Wine Club selections for 2004	We expect to prepare 400-500 cases of special wine to make available for sale to our Founders Club members. This wine will need to be stored for 4-5 months following bottling, before it should be ready for our Founders club. Costs shown above.	September 2004
(5) Hiring a wedding coordinator.	Our business plan includes the rental of our site and facilities for weddings, receptions and conferences. We have identified and retained a wedding coordinator. No. cost.	Done
(6) Development of vineyard on our leased land	We have leased a total of 30 acres. Of these 30 acres, it is anticipated that 10 acres will be developed as a vineyard. Vines have been ordered and planting is anticipated to be completed by late summer 2004. Expected costs $250,000	September 2004.
(7) Completion of building	We need to complete construction of the building which will be our wine making facility, administrative offices, and tasting room. Expected cost $1.8 million	Six months from receipt of proceeds of offering.
(8) Use of our facilities for weddings and events	Upon completion of our building, we can use it for weddings and events. Expected costs - See Item (7)	Seven months from receipt of proceeds

(9) Commencement of winemaking in our own facility	We need to make wine in our own facility. Since completion of the building is anticipated six months from receipt of the proceeds of this offering. We expect commencement of winemaking in our own facility upon completion of our building.	Eight to ten months from receipt of proceeds.
(10) Maturation of vineyards	Vineyards take time to become fully productive. Approximately 3 to 5 years in generally necessary for a newly planted vineyard to become fully productive. The company has a call option on the grapes produced by the Ascension Farms Vineyard, which will be in its fifth year of production in 2004. Our own production from the 10 acres which we intend to develop as a vineyard will become mature and fully productive approximately 3 to 5 years from its planting.	2007 - 2009

(b) **State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)**

Delays in having wine available for sale would push back the commencement of earning income for us.

Delays in obtaining our licenses should not be a material factor since we have arranged an agreement with our winemaster who is licensed with all necessary agencies in connection with the bulk purchase, bottling and sale of alcoholic beverages of the type to be produced and sold. Additionally, since we have entered an Alternating Premises Agreement with Jessie's Grove Winery, we will be able to utilize the existing guest house on Ascension Farms, adjacent to our property as a tasting room, prior to construction of our own building.

Delays in construction of the building would result in increased costs from our having to rent winemaking facilities from third parties instead of using our own. If construction were delayed, we would compensate for the lack of a tasting room by using an existing guesthouse facility located on Ascension Farms adjacent to the land leased by us, as an interim tasting room. In the event that this offering of stock does not close, and proceeds from it are not received, construction of the building and winemaking at our own facility will be delayed. If this were to occur, we would seek a construction loan to fund construction of the building. Additionally, we would then be more dependent on loans from Robert Allen Routon and Sheila Routon from the $250,000 portion of their personal line of credit which they have agreed to make available to Chateau Routon, Inc. While we can continue to make our wine at a third party facility and utilize the guest house on the adjacent Ascension Farms property as a tasting room, a delay in having our own building for winemaking as well as a tasting room will cause expenses to increase, due to the costs of renting winemaking facilities and also the trucking charges for moving our wine from where it is made and bottled to our facility. Interest costs will also be increased due to reliance upon loans to meet these additional expenses.

OFFERING PRICE FACTORS

5. **What were net, after-tax earnings for the last fiscal year?** Does not apply - we are still in our first full fiscal year.

   (if losses, show in parentheses.)

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.** Does not apply.

7. (a) **What is the net tangible book value of the Company? (If deficit, show in parentheses.) For this purpose, <u>net tangible book</u> value means <u>total assets</u> (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus <u>total liabilities</u>.**

   ($10,937) - - ($0.02) per share computed solely with regard to the 500,000 shares of Class B voting common stock.

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The Company has reasons to believe that future earnings justify the price which are not reflected on its net tangible book value, including:

   (1) 30 year lease (with a 20 year extension option) of 30 acres at 2800 Omo Ranch Road, Fairplay, California location;

   (2) Excellent soil quality, altitude and rainfall for winemaking at the 2800 Omo Ranch Road, Fairplay, California location;

   (3) A call option contract on the entire grape crop from the Ascension Farms Vineyard of approximately 16 acres at a price 10% below the market price as published by the California State Department of Agriculture. The Ascension Farms Vineyard is located at 2700 Omo Ranch Road, Somerset, California, also in the Fairplay viticultural area, and therefore has the same soil type, elevation and rainfall as the vineyard's leasehold land;

   (4) A plan to exploit the growing market for Port wine, with the Company's call option on the Ascension Farms Vineyard, which is one of the largest growers of Portuguese varietal grapes in the Fairplay viticulture area;

   (5) A plan for two wine clubs, a Founders Wine Club for shareholders and

a Premium Wine Club to be developed through the tasting room; and

(6) An excellent location to attract tasting room traffic.

(7) Plans to hold wedding and other events at our facility which will attract traffic with potential for joining the wine club.

(b) **State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)**

We issued 500,000 of our Class B voting common stock on November 24, 2003 to Robert Allen Routon and Sheila D. Routon for $5,000 in cash and other consideration including a call-option on the grapes grown at Routon's Ascension Farms Vineyard which enables us to buy grapes from a Fairplay Viticultural area source at a discount of 10% from the average price for the region's grapes as quoted by California Department of Agriculture, entering into a thirty year lease with an option for a twenty year extension on land owned by Mr. and Mrs. Routon, and the research and know-how acquired by Mr. and Mrs. Routon concerning winemaking prior to the incorporation of Chateau Routon, Inc.

8. (a) **What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold: 50%

If the minimum is sold: 33.3%

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If the maximum is sold: $10,000,000

If the minimum is sold: $7,500,000

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __0__. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $__0__.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	**If Maximum Sold Amount**
Total Proceeds	**$ 2,500,000**	**$ 5,000,000**
Less: Offering Expenses		
Commissions & Finders Fees	0	0
Legal & Accounting	$ 67,000	$ 67,000
Copying & Advertising	$ 25,000	$ 25,000
Escrow	$ 7,000	$ 7,000
Net Proceeds from Offering	$ 2,401,000	$ 4,901,000
Use of Net Proceeds	$ 1,800,000 Construction of building and landscaping grounds[1,2]	$ 1,800,000 Construction of building and landscaping grounds[1,2]
	$ 250,000 Developing vineyard on leasehold[3]	$ 250,000 Developing vineyard on leasehold[3]
		$ 1,000,000 Acquire land for additional vineyard acreage
	$ 260,154 Production Area Outfitting[4]	$ 360,260 Production Area Outfitting
		$ 1,399,899 Operating Capital[5]
	$ 90,846 Reimbursement of advanced expenses[6]	$ 90,846 Reimbursement of advanced expenses[6]
Total Use of Proceeds	$ 2,500,000 100%	$ 5,000,000 100%

---

1. See Table 1 below for detail concerning estimated construction costs.
2. The $1.8 million dollar figure for construction of building and landscaping grounds includes $23,495 in costs advanced by Routons personally which are detailed in Table 2, below, which will be reimbursed to Routons. The $23,495, which is a part of the $1.8 construction of building and landscaping grounds figure, consists of $4,830 for grading and $2,155 for survey which are part of the $105,000 figure shown in Table 1 for site grading, trenching, roads, base and paving, including survey; and balance of the $23,495 consists of $5,500 for marble and $11,000 for antique lamp posts, which are part of the $80,000 figure in Table 1 for landscaping and decor items.
3. 10 acres of the 30 acres leased are being developed as a vineyard. The cost of cultivating the ground removing rocks, placing stakes and trellis, installing the irrigation system has been determined by management to be $25,000 per acre. Robert Allen "Bob" Routon will act as a contractor, causing the vineyard development to be done and will be paid by the company $25,000 per acre, for a total of $250,000 to perform the vineyard development.
4. The Production Area Outfitting includes acquisition of a temperature control system, tanks and equipment reflected in part of Table 1, below. At minimum subscription only $260,154 of the $360,260 estimated in Table 1 for production area outfitting would be available from the proceeds of the offering. In such case, production area outfitting would proceed more slowly and/or necessary equipment may be acquired with capital from the line of credit, and/or less expensive used equipment may be acquired.
5. In the event only minimum subscription is reached, the line of credit will be utilized to supplement operating capital, and continued deferral of officer's salaries. Robert Allen Routon and Sheila Routon have secured a personal line of credit for $306,125 with Sacramento Valley Farm Credit, FLCA, secured by real estate unrelated to Chateau Routon, Inc. of which Routons have agreed to make $250,000 available to the Company at the same rate of interest that they pay. The line of credit is a revolving line of credit with a maturity date of February 1, 2029. The line of credit has a variable interest rate, which has initially a stated rate of interest of 4.0%, and an "effective interest rate" (including origination fee and related charges) of 4.11%. The stated interest rate may be adjusted at any time and by any amount by Sacramento Valley Farm Credit, FLCA.
6. The advanced expenses to be reimbursed which are <u>not</u> included in the $1.8 Million construction figure are detailed in Table 3 below.

TABLE 1

Estimates of Projected Construction Costs:

Site grading, trenching, roads, base & paving, including survey	$ 105,000
Underground utilities (PG&E - LP lines, water lines)	50,000
Process wastes & septic system	40,000
Water storage/irrigation/fire suppression	70,000
Electrical	80,000
Plumbing	50,000
Foundation system (concrete, retaining walls, floors, etc.)	180,000
Radiant floor heating	20,000
HUAC (cooling and heat)	15,000
ARXX ICF wall system (exterior & interior wall assembly)	300,000
Insulation	10,000
Framing	50,000
Roof (frame, deck and shingles)	160,000
Exterior stucco system	140,000
Drywall and finishes	150,000
Permit	56,000
Landscaping and decor items (e.g., lamp posts and marble for counters)	80,000
Miscellaneous	6,000
Contractor - Robert Allen Routon	238,000
Building Total estimate	**$1,800,000**

The foregoing estimates were made by Robert Allen Routon based upon his experience as a general contractor and Mr. Routon's consultation with project architect Jim Whitmarsh and various potential subcontractors.

Estimates of Projected Costs of Outfitting the Production Area:

Tanks	140,260
Winery temperature control system	120,000
Equipment, forklifts, pumps, etc.	100,000
	$ 360,260

These estimates have been made by our management after consultation with an experienced employee of a major winery in California.

TABLE 2

Construction-in-progress - - payments made:

Grading:	
Keith Lewis	4,840
Surveyor:	
Brewster & Associates	2,155
Materials for winery:	
Marble for counters	5,500
Antique lamp posts (10)	11,000
	$ 23,495

TABLE 3

Engineering for building:

Neil Moore	$ 29,833
Jim Whitmarsh	13,540
Charlie Truex	500
David Kantz	1,342
	$ 45,215

Vineyard development - - payments made:

Well development:	
Jack Coel	513
Fencing:	
Rineharts	23,275
LCS	5,476
Regulation compliance:	
Cultural Resource Study	1,240
California State Geological Survey	120
Central Valley Regional Quality Assurance Board	400
Soil Analysis:	
Youngdahl & Associates	1,226
	32,250

Trademark:

Isaacman, Kaufman & Painter	725
(Lanham Act Registration)	
	725
Organization costs:	
Secretary of State	25
	25
Offering costs:	
David Bradwell (Financial projections)	2,500
Miscellaneous expenses:	
PO Box	31
County of El Dorado - Business License	65
Mountain Democrat (publish name/bus license)	35
Jim Olsen (winemaker-consultant):	
December 2003	5,000
January 2004	5,000
	10,131
Total disbursements	**$ 90,846**

(b) The following table includes estimates of first year operating expenses, but not including salaries to management, which are being deferred until receipt of the proceeds of the offering, or availability of sufficient cash flow from sales.

Item	Estimate of Amount	Comment
Real property lease	$ 2,500	30 acre site of vineyard and building to be built
Winemaker's compensation	$60,000	Per contract with Winemaster James Olsen through October 2004
Vineyard Manager's fees	$ 6,000	Lovejoy Consulting Service
Equipment Consultant's fees	$ 3,500	Est. $40.00 per hour
Advertising	$35,000	Print and radio
Property taxes	$ 2,000	On leased real property
Insurance	$ 4,800	Building/premises liability, stock and wine leakage
Building permit fees	$56,000	El Dorado County
Licenses and permits	$ 5,000	Calif. Dept.of ABC; Bureau of Alcohol Tobacco & Firearms
Attorneys and accountant's fees	$30,000	Business matters
Bulk Wine Purchases	$111,600	Zinfandel, Syrah, Merlot, Chardonnay, Petit Syrah and Port sufficient to make 5,000 cases of wine
Bottling costs	$49,500	Assumes 3,500 cases of wine
Trucking expenses	$ 3,400	Assumes 5,000 cases of wine
	$357,300	

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

Does not apply.

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

A line of credit has been established with Sacramento Valley Farm Credit, FLCA in the amount of $306,125 by Robert Allen Routon and Sheila Routon personally, of which Routons have agreed to make $250,000 available to the Company. It is a revolving line, and is not contingent. (See copy at Appendix D-3)

As a contingency, in the event that sufficient capital were not raised by this offering, we would obtain a construction loan to build, and/or mortgage the building that we will be building. However, this contingency is not expected to occur, and arrangements to obtain funds from any such loan are not presently in place.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

The expenses described in Table 2 and Table 3, above, have been advanced by Robert Allen Routon and Sheila D. Routon personally. No interest has been or is being charged to the Company with respect to such advances which will be reimbursed:

(c) **If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets**

and other material terms of the acquisitions. If the assets are to be acquired from officers, directors employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

A portion of the proceeds may be used to acquire additional land in the Fairplay viticultural area to be developed as a vineyard for additional grape production by the Company. If only the minimum amount is sold, no part of the proceeds will be allocated for acquisition of additional land.

If additional land is acquired, it will not be purchased from officers, directors, present employees and/or their affiliates, but would be acquired from an unrelated third party.

(d) **If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, other otherwise, explain:**

The attorneys' and accountants' fees shown above in the use of proceeds table have been advanced as interest-free loans by Robert Allen Routon and Sheila Routon. These amounts will be reimbursed upon receipt of the proceeds of this offering.

The sums shown above in Table 2 and Table 3 have also been advanced by Routons. These amounts will also be reimbursed upon receipt of the proceeds.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not expect cash flow and/or liquidity problems within the next 12 months. We are not in breach of any note, loan, lease or other indebtedness or financing arrangement. We do not have any trade payables which have not been paid within the stated term. We are not subject to any unsatisfied judgments, liens and/or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We expect that the proceeds of the offering will satisfy our cash needs for the next 12 months. In the event that cash needs were to exceed the proceeds of the offering, we would first turn to the line of credit as a source of additional funds. Additional potential sources of cash, if needed, include wine sales by the Company, a loan on the building and/or deferral of officer's salaries.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	(As of 12/31/03)	**As Adjusted Minimum**	**As Adjusted Maximum**
Debt: Short-term debt (average interest rate 0%)	163,254	-0-	-0-
Long-term debt (average interest rate 0%)	-0-	-0-	-0-
Total Debt	163,254	-0-	-0-
Stockholders equity (deficit):			
Preferred stock	-0-	-0-	-0-
Common stock – no par	5,000	2,505,000	5,005,000
Additional paid in capital	62,500	62,500	62,500
Retained Earnings (deficit)	(78,437)	(78,437)	(78,437)
Total stockholders equity (deficit)	(10,937)	2,489,063	4,989,063
Total Capitalization	152,317	2,489,063	4,989,063

Number of preferred shares authorized to be outstanding

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0	0	$ -0-

Number of common shares authorized: 20,000,000 shares. Par or stated value per share, if any: Does not apply.

Number of common shares reserved to met conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares. (No options, warrants or other conversion rights exists.)

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. These securities have:

Yes	No	
[X]	[ ]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible: [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17\. (a) **If securities are notes or other types of debt securities:** Does not apply.

(1) **What is the interest rate?** ____________%
If interest rate is variable or multiple rates, describe: ____________

(2) **What is the maturity date:** ____/____/____

(3) **Is there a mandatory sinking fund?** [ ] **Yes** [ ] **No**
Describe: ____________________

(4) **Is there a trust indenture?** [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No
Describe, including redemption prices:____________________

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [ ] No
Describe:____

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.** Does not apply.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? Does not apply.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ 0

How much indebtedness is junior (subordinated) to the securities? $ 0

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized inters. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

Last Fiscal Year

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =	Does Not Apply - Company was incorporated July 28, 2003		

If no earnings, show
"Fixed Charges" only ____________ ____________ ____________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. **If securities are Preference or Preferred stock:** Does not apply.

Are unpaid dividends cumulative?	[ ] Yes	[x] No
Are securities callable?	[ ] Yes	[x] No
Explain:		

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:** None.

20. **Current amount of assets available for payment of dividends if deficit must be first made up (show deficit in parenthesis):** Does not apply.

PLAN OF DISTRIBUTION

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:** None

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)** Does not apply.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.** Does not apply.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. **If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:** Robert Allen Routon and Sheila Routon.

25. **If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?**
[ ] Yes [X] No

We plan to sell a minimum of 500 shares to each purchaser. Thus, the minimum purchase would be for $5,000 subject to the possibility of a waiver of the minimum on a case by case basis, in the sole discretion of management.

26. (a) **Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

Wells Fargo Bank, National Association Corporate Trust Services
707 Wilshire Boulevard, 17th Floor
Los Angeles, California 90017
Telephone: (213) 614-5854/(213) 614-3352
Facsimile: (213) 614-3355

(b) **Date at which funds will be returned by escrow agent if minimum proceeds are not raised:**

One year from date of first sale of shares pursuant to this offering.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. **Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:** None

Note: Equity investors should be aware that unless the Company is able to complete a

further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. **If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:** Does not apply.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer:** Title: President

Name: Robert Allen Routon Age: 60

Office Street Address:
2700 Omo Ranch Road
Somerset, California 95684

Telephone No:
(530) 620-5818

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Proprietor - American Leak Detection ("ALD") 1983 - present. Mr. Routon is Chief Executive Officer and operator of a franchised service business which locates leaks using sonar equipment, which leaks are often under concrete or other material, then repairs those leaks. In order to perform the operations of ALD, Mr. Routon holds a general contractor's license, a pool contractor's license and a plumber's license. Mr. Routon is also the proprietor (from 1985 to the present) of Ascension Farms, an agricultural business which includes Arabian horse breeding, showing and sales as well as wine grape growing at Ascension Farms Vineyards. Mr. Routon, together with his wife Sheila Routon, are responsible for oversight and operation of Ascension Farms on their 55 acre ranch. The Ascension Arabians aspect of Ascension Farms presently maintains a breeding herd of approximately 15-20 horses. Ascension Farms Vineyards consists of approximately 10.6 acres of grapes described above in this offering circular.

Education: Attended University of California at Davis.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

As much as needed. Time needed to be spent on Company matters will vary, but 30-40 hours per week are anticipated to be spent on Company matters. It is anticipated that Mr. Routon will spend 75% or more of his time on Company matters.

30. Chief Operating Officer: Title: Secretary

Name: Sheila Routon Age: 58

Office Street Address:
2700 Omo Ranch Road
Fairplay, California 95684

Telephone No.:
(530) 620-5818

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mrs. Routon is a co-owner of American Leak Detection. She is also a co-owner and operator, along with her husband, Bob Routon, of Ascension Arabians, described above. Mrs. Routon was employed by Elk Grove School District from 1983 to 2001 as a special education teacher and specialist in aphasia/severe disorders of language.

Education (degrees, schools, and dates):

Bachelor of Arts, Speech Pathology, California State University, Sacramento, 1979; Multiple Subject Teaching Credential, California State University Sacramento, 1982; Master of Arts, Communications Disorders, University of the Pacific, 1983; Resource Specialist Teaching Credential, California University, Sacramento, 1991.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Chief Financial Officer

Name: Robert Anthony Routon Age: 36

Office Street Address:
4018 Alamo Court,
El Dorado Hills, California 95762

Telephone No.:
(530) 620-5818

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Since 1989, Tony Routon has owned the American Leak Detection franchise in the Stockton-Modesto area. His responsibilities have included leak detection; plumbing repairs, pool repairs, bookkeeping, accounts payable and receivable, collections, taxes, marketing, purchasing and advertising.

Education (degrees, schools, and dates):

High school graduate, Del Campo High School, 1985; attended American River College, 1985-87; attended California State University, Sacramento 1987-1989, studied Business Management.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

As much time as needed will be spent. Presently, time spent on company matters is expected to average 10-20 hours per week, with significant variances, that is, some weeks may require 40 hours or more, while other weeks may require less than 10 hours to be spent on Company matters.

32. Other Key Personnel:

James L. Olsen - Winemaster. Age: 58. Address: 177 Las Juntas Way, Walnut Creek, California 94597; (925) 933-8970. Education: University of California at Berkeley; Bachelor of Arts, Business Administration; 1969. Since 1987, Mr. Olsen has operated Olsen Wine Consulting, offering services as a winemaker and a consultant. His career in the wine industry, including extensive experience as a winemaker and in management commenced in 1966. Mr. Olsen has particular expertise in making premium port wines. It is anticipated that Mr. Olson will spend approximately 20 hours per week on Chateau Routon, Inc. matters.

Shelley Lovejoy - Vineyard Manager. Age: 60: 143 Magnolia, Courtland, California 95615; (530) 620-7275. Education: California State University, Sacramento; Bachelor of Science, Plant Biology; 1980; University of California at Davis; Bachelor of Science, Plant Science; 1979. Ms. Lovejoy of Lovejoy Consulting Service is a professional Vineyard Manager of Courtland, California. She has operated Lovejoy Consulting for the past 16 years. Ms. Lovejoy will supervise the Ascension Farms Vineyard on behalf of the Company.

DIRECTORS OF THE COMPANY

33. **Number of Directors: __3__. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**

Does not apply. Directors are elected annually. See attached Bylaws, Article II, Section 5.

34. **Information concerning outside or other Directors (i.e. those not described above):** None.

35. (a) **Have any of the Officers or Directors ever worked for or managed a company including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[ ] Yes [X] No Explain: Does not apply.

(b) **If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

James Olsen has operated Olsen Wine Consulting, his own consulting firm in the wine industry with numerous and various clients since 1987. No precautions were taken to preclude claims from his prior employers for conversion or theft of trade secrets. None were deemed necessary since he has been his own employer for 17 years.

Shelly Lovejoy has operated her own business, Lovejoy Consulting, and performed services as a vineyard supervisor since 1988. No precautions were taken to preclude claims from her prior employers for conversion or theft of trade secrets. None were deemed necessary since she has been her own employer for 16 years.

(c) **If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates**

Yes. Robert Allen "Bob" Routon and Sheila Routon have participated in start-up and development stages of the following business:

(1) Sacramento Union Distributorship 1966-1978. Mr. Routon became a distributor of newspapers for the Sacramento Union Newspaper. He purchased the distributorship for $400. He handled all aspects of this business. In 1966, he

commenced business with a customer base of 100 subscribers, which he built to approximately 3,500 subscribers by 1969. Following anti-trust litigation in which he participated against the Copley Press, he sold his distributorship in 1978 for $130,000+ to the Copley Press, owner of the Sacramento Union.

(2) American Leak Detection 1983 to present. This business is a proprietorship of Bob and Sheila Routon. It detects and repairs leaks in pipes, water lines and swimming pools. Mr. Routon already held a general contractor's license prior to commencing this business. He also obtained a pool contractor's license, a plumber's license and a lead detection license. He handled all aspects of the business during its start-up stage. American Leak Detection has grown significantly in income and has been consistently profitable for over a decade and is presently a profitable company.

(3) Ascension Arabians 1985 to present. Ascension Arabians is an Arabian horse breeding, showing and sales business. It is a proprietorship of Bob and Sheila Routon. Bob and Sheila Routon have handled all aspects of its business since its inception. Ascension Farms has not yet earned a taxable profit. However, Ascension Farms has built a substantial asset value including its herd of purebred Arabian horses and ranchland.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

James Olsen - $5,000 per month for one year, October 2003 to October 19, 2004 with terms of contract to be renegotiated at the end of one year.

Shelley Lovejoy - Lovejoy Consulting Service, is paid by the "vineyard acre" managed, $375 per vineyard acre per year, payable quarterly on a pro rata basis. Ms. Lovejoy presently manages the Ascension Farms Vineyard of 16 acres and will manage the 10 acre vineyard being developed on the Chateau Routon leasehold.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. Does not apply.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. Does not apply.

PRINCIPAL STOCKHOLDERS

37. **Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Name:						
Robert and Sheila Routon	Class B Common	$0.01-$3.87[7]	500,000	100%	500,000	55%

Office Address:
2700 Omo Ranch Rd
Fairplay, CA
95684

Telephone No:
(530) 620-5818

Principal Occupation:
President and Secretary

---

[7]The consideration given for the 500,000 shares of Class B common stock includes $5,000 cash, entering into a call option contract whereby the corporation has the right to purchase the entire grape crop of their personally-owned Ascension Farms Vineyard at a price 10% below the average price published by the California Agricultural Statistics Service for District 10 (the District in which they are situated) for such grapes. The value of this call option contract to Chateau Routon, Inc. has been estimated at $904,000 by economist Dr. David Bradwell, Ph.D. Additionally, the value of the feasibility studies, planning and design work contributed by Mr. and Mrs. Routon to Chateau Routon has been determined by Dr. Bradwell to be worth $550,000. Plus, Routons personally own the 30 acres of land lease by Chateau Routon for 30 years, with a possible 20 year extension. The value of the 30 year lease which was also entered into in part in exchange for the stock has been determined by Dr. Bradwell to be $475,000. Thus, the cash plus the value as determined by an independent third party economist, contributed by Robert and Sheila Routon to Chateau Routon, Inc. total $1,934,000 or $3.87 per share. *See* Report by David Bradwell, Ph.D. at Appendix D-9.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: ___500,000___ shares (_100_% of total outstanding)

After offering: a) Assuming minimum securities sold:
___500,000___ shares (_50_% of total outstanding)
b) Assuming maximum securities sold:
___500,000___ shares (_66 2/3_% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) **Family Relationships**

Our President, Robert Allen "Bob" Routon and our Secretary, Sheila D. Routon, were married in September 1963 and continue to be husband and wife. Chief Financial Officer, Robert A. "Tony" Routon is the son of Bob Routon and Sheila Routon.

(b) **Management Remuneration**

1. **Salary**

Management anticipates receiving salaries as follows:

President, Robert Allen "Bob" Routon - $75,000 per year
Secretary, Sheila D. Routon - $50,000 per year
Chief Financial Officer,
Robert Anthony "Tony" Routon - $25,000 per year

2. **Lease Payments**

Bob and Sheila Routon own the 30 acres which will be leased to the Company, and they will receive annual lease payments of $2,500 per year.

3. **Call Option**

Bob and Sheila Routon have a vineyard on their own farm (the "Ascension Farms Vineyard") adjacent to the 30 acres they have leased to the Company. They have entered into a contract with the Company whereby the Company has a call option on the entire crop of the Ascension Farms Vineyard at a price 10% below the California Agricultural Department listed price for grapes of the variety obtained in Region 10 (the region in which both Chateau Routon and the Ascension Farms Vineyard are situated). Bob and Sheila Routon will receive substantial funds from the Company, of a presently indeterminable amount, pursuant to this call option. As a part of the contractual relationship, the Company will be obligated to pay the vineyard supervisor's fees and labor costs of maintenance and picking the crop of the Ascension Farms Vineyard, which payments will be applied against the purchase price. The Company will be receiving grapes which we need to produce wine, at a price 10% below the California Department of Agriculture listed market price.

4. **Contractor's Fees**

Bob Routon is a licensed general contractor in the State of California. He will act as the general contractor in connection with construction of the building to be built. He will receive from the Company a contractor's fee of approximately 15% of the cost of materials and labor. This fee may vary somewhat, depending on actual costs, but is anticipated to be approximately \$238,000-\$270,000. This figure is included as a part of the \$1.8 million estimated cost of the building.

5. **Vineyard Planting Services**

We need 10 acres of the 30 acres we have leased to be prepared and planted with grapevines. We have determined that the third party commercial cost of obtaining the services, including: (1) land clearing; (2) debris and rock removal; (3) ripping (cultivating the soil by deep plowing); (4) leveling; (5) installation of irrigation system; (6) trellis construction; and (7) planting is from \$24,000-\$25,000 per acre, subject to additional charges.

Robert Allen Routon has both a general contractor's license and a plumbing contractors license. He also has experience in preparing and planting over 10 acres of grapevines at the Ascension Farms Vineyard. Mr. Routon will perform the preparation and planting of 10 acres on our leased land and we will pay him \$25,000 per acre for such services.

6. **Reimbursement of Offering Expenses**

Bob and Sheila Routon have advanced the costs of preparing this offering as a loan to the Company. The costs include attorneys' fees and costs (approximately \$52,000); accounting fees (approximately \$2,500); expert fees (approximately \$2,500); escrow account fees (approximately \$7,000); filing and applications fees (approximately \$2,500); printing and advertising (approximately \$25,000). The actual amounts advanced by Routons as and for offering expenses, estimated to be \$91,500 will be reimbursed by the Company to Routons. No interest will be charged for these advances.

7. **Reimbursement of Other Expenses**

Bob and Sheila Routon have advanced construction expenses as detailed in Table 2 above in the sum of \$23,495; plus, Routons have advanced engineering for building expenses of \$45,215; vineyard development expenses as detailed in Table 3 above in the sum of \$32,250; trademark expense as detailed in Table 3 above of \$725; Secretary of State fees of \$25 as detailed in Table 3 above, and miscellaneous expenses as detailed in Table 3 above of \$10,131. The total of the construction, vineyard development and other expenses mentioned in this paragraph and described in Tables 2 and 3 above is \$111,841. These expenses will be reimbursed by the Company to Routons.

No interest will be charged for these advances.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired rom the proceeds of this offering, explain and state the amounts involved.**

Does not directly apply; however, Robert Allen Routon and Sheila D. Routon have personally obtained a line of credit described above, in footnote 3 to item 9, of which they have agreed to make $250,000 available to the Company.

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

Does not apply. The Company has not yet had a full fiscal year.

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:**

When cash is available, officers will take salaries described above in paragraphs 3(g) and 39 (b). Winemaster, Jim Olsen, and Vineyard Supervisor, Lovejoy, are being paid as described above.

(c) **If any employment agreements exist or are contemplated, describe:**

None at present. Jim Olsen does have a consulting (not employment) agreement which provides for payments of $5,000 per month through October 2004.

41. (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: _____ shares (____%) of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:**

Does not apply.

(b) **Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:** 0 shares.

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

Does not apply.

42. **If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:**

None.

LITIGATION

43. **Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters and the amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.**

Chateau Routon, Inc., is not presently involved in any civil and/or criminal litigation. At the time, management does not contemplate or anticipate any civil or criminal litigation matters to be commenced by and/or against the Company.

FEDERAL TAX ASPECTS

44. **If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.**

Does not apply. The Company is a C corporation.

Each Potential Purchaser Should Consult His/Her Its Own Tax Advisor Concerning The Tax Effects For His/Her Its Particular Situation

45. **Management's discussion and analysis of certain relevant factors.**

Other than what has been expressed above, the only other material factor which we believe will affect the business of the company is that the population of the United States is getting older; the Baby Boom generation is now largely in their 50's and 60's. This demographic trend should be favorable to the business of the Company, since the most significant focus in our wine making plans is to make California Port wines. It is our understanding based on our own empirical observations and conversations with many winemakers, that the market for Port style wines is an older market. The increasing percentage of the population reaching the age which is the primary market for Port-style wines should be favorable for our business. Importers of Portuguese Port wines have reported that United States imports of Port wines from Portugal have nearly tripled since 1995[8]. California wine makers have reported sales of California Port wines have increased dramatically in the last eight years[9].

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See pages 60-70.

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

We are a start-up company. We have leased land in a viticultural region. We have hired a winemaster. We have purchased bulk wine to be bottled under our label for sale later this year. We have entered into an alternating premises vineyard agreement to enable us have a tasting room. We have ordered grapevines which we will plant on our leased land, and we have entered into a call option for the grapes crops from the Ascension Farms Vineyard. We have had architectural plans drawn for a winemaking, administrative and wine tasting facility. We have secured a line of credit, and we are seeking to raise capital from this equity offering.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

We were incorporated on July 28, 2003, we have not been in business long enough to have particularly meaningful historical trends. There are no changes in the underlying economics of the wine industry which, in the opinion of management, significantly impact the Company's business within the next 12 months.

49. If the Company sells a product or products and has had significant sales during its last

---

[8] Chris Barefoot, Marketing Manager for Premium Port Wines quoted in The Mercury News 02/21/03, www.bayarea.com/mlv/mercurynews/news/local/6141659.htm.

[9] John Prager, Vice President of Sales, Prager Portworks, Napa, California, reported in the Mercury News, id.

fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ___%. What is the anticipated gross margin for next year of operations? Approximately ___%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Does not apply.

50. Foreign sales as a percent of total sales for the last fiscal year: ___%. Domestic government sales as a percent of total domestic sales for last fiscal year: ___%. Explain the nature of these sales, including any anticipated changes:

Does not apply.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerset, State of California on July 26 2004.

CHATEAU ROUTON, INC.

By: ______________________ Dated: 7/26, 2004
Robert Allen Routon, Chief Executive Officer and Director

By: ______________________ Dated: 7/26, 2004
Sheila D. Routon, Director

By: ______________________ Dated: 7/26, 2004
Robert Anthony Routon, Chief Financial Officer and Director

CHATEAU ROUTON, INC.
(a development stage company)

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

FROM INCEPTION (JULY 28, 2003) TO DECEMBER 31, 2003

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

February 25, 2004

To the Board of Directors
and Stockholders of
Chateau Routon, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the accompanying balance sheet of Chateau Routon, Inc. (a development stage company) (the "Company") as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from July 28, 2003 (date of incorporation) to December 31, 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with United States generally accepted accounting principles.

Odenberg, Ullakko, Muranishi & Co. LLP

ODENBERG, ULLAKKO, MURANISHI & CO. LLP
San Francisco, California

BLANK PAGE INADVERTENTLY NUMBERED. NO SUBSTANTIVE CONTENT HAS BEEN OMITTED

CHATEAU ROUTON,INC

(a development stage company)

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current assets:	
Cash	$ 4,844
Total current assets	4,844
Real estate under development:	
Construction in progress	76,198
Vineyard development	32,250
	108,448
Trademark	725
Deferred stock issuance costs	44,055
Total noncurrent assets	153,228
Total assets	$ 158,072

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:	
Accounts payable and accrued liabilities	$ 5,755
Advances from stockholder	163,254
Total current liabilities	169,009
Stockholders' equity (deficit):	
Common stock-Class B, no par value:	
Authorized 20 million shares; 500,000 issued and outstanding	67,500
Deficit accumulated during development stage	(78,437)
	(10,937)
Commitments (Notes 3 and 6)	
Total liabilities and stockholders' equity (deficit)	$ 158,072

See accompanying notes to financial statements and report of independent registered public accounting firm.

CHATEAU ROUTON, INC

(a development stage company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JULY 28, 2003 (DATE OF INCORPORATION) TO DECEMBER 31, 2003

Revenue	$ -
Expenses:	
Officers' compensation donated to the Company (Note 3)	62,500
Consulting expense	12,500
General and administrative	912
Organization costs	2,525
Total expenses	78,437
Loss before income taxes	(78,437)
Provision for income taxes	-
Net loss	$ (78,437)
Basic and diluted loss per common share	$ (0.16)
Weighted average number of common shares outstanding	500,000

See accompanying notes to financial statements and report of independent registered public accounting firm.

CHATEAU ROUTON, INC
(a development stage company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM JULY 28, 2003 (DATE OF INCORPORATION)
TO DECEMBER 31, 2003

	Common stock		Deficit accumulated during development stage	Total
	Shares	Amount		
Stock issued on July 28, 2003	500,000	$ 5,000	$ -	$ 5,000
Officers' compensation donated to the Company	-	62,500	-	62,500
Net loss	-	-	(78,437)	(78,437)
Balance at December 31, 2003	500,000	$ 67,500	$ (78,437)	$ (10,937)

See accompanying notes to financial statements and report of independent registered public accounting firm.

CHATEAU ROUTON, INC
(a development stage company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 28, 2003 (DATE OF INCORPORATION)
TO DECEMBER 31, 2003

Operations:	
Net loss	$ (78,437)
Items not requiring current use of cash:	
Officers' compensation donated to the Company	62,500
Changes in other operating items:	
Accounts payable and accrued liabilities	2,500
Cash used for operating activities	(13,437)
Investments:	
Capital expenditures for real estate under development	(105,193)
Trademark	(725)
Cash used for investing activities	(105,918)
Financing:	
Issuance of common stock-Class B	5,000
Deferred stock issuance costs	(44,055)
Advance from stockholder	163,254
Cash provided by financing activities	124,199
Increase in cash	4,844
Cash at beginning of period	-
Cash at end of period	$ 4,844
Supplemental cash flow disclosures:	
Taxes paid	None
Interest paid	None

See accompanying notes to financial statements and report of independent registered public accounting firm.

CHATEAU ROUTON, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Operations and summary of significant accounting policies:

Chateau Routon, Inc. (the "Company"), a California corporation, was incorporated on July 28, 2003. The Company's fiscal year end is June 30. The Company was formed to construct a winery and related facilities, develop and acquire vineyards, and engage primarily in the business of producing and selling high quality wines, including Zinfandel, Pinot Noir, Barbera, Chardonnay and California Port.

The Company is a development stage company. Since its formation, operations have been devoted primarily to development and administrative functions.

The Company is currently attempting to raise equity through a public offering of its common stock (see Note 5).

A summary of significant accounting policies follows:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying values of financial instruments, such as accounts payable and accrued liabilities and payable to stockholders, approximate their fair market value.

Statement of cash flows

For purposes of the statement of cash flows, the Company considers all short-term interest-bearing investments with a maturity date of three months or less at the date of purchase to be cash equivalents.

Concentration of credit risk

The Company maintains its cash in a bank deposit account at a well-established financial institution. At times the balances per the records of the financial institutions may exceed federally insured limits.

See report of independent registered public accounting firm.

Real estate under development

The Company capitalizes costs directly associated with the development and construction of the winery and vineyard until the project is substantially complete and ready for its intended use. Costs include architectural fees, engineering costs and other material and labor costs.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. As of December 31, 2003, the Company had not acquired any property and equipment.

Start-up and organizational costs

In accordance with the Financial Accounting Standards Board's Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities", the cost of start-up activities and organization costs are being expensed as incurred for financial reporting purposes.

Trademark

The Company has recorded costs of $725 related to its trademark "Chateau Routon". In accordance with *SFAS No. 142, "Goodwill and Other Intangible Assets"* (SFAS 142), because the trademark is deemed to have an indefinite life, the trademark will not be amortized until its useful life is no longer indefinite, and will be tested for impairment at least annually in accordance with SFAS 142.

Deferred stock issuance costs

Costs associated with the Company's offering of its common stock are reflected on the accompanying financial statements as deferred stock issuance costs. These costs will be recorded as an offset against the proceeds from the sale of the Company's common stock (see Note 5).

Income taxes

The Company uses the asset and liability method in accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the carrying amount of assets and liabilities for financial reporting and tax purposes (primarily relating to start-up costs) at each fiscal year end.

Loss per share

Basic and dilutive loss per common share is calculated by dividing the net loss for the period by the average number of common shares outstanding.

NOTE 2 - Income taxes:

As of December 31, 2003, the Company had a federal net operating loss carryforward of approximately $13,600. The net operating loss carryforward will expire in 2024, if not utilized.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2003, the Company had net deferred tax assets of approximately $3,100. The deferred tax assets have been fully offset by a valuation allowance. Deferred tax assets relate primarily to the net operating loss carryforward.

NOTE 3 - Related party transactions:

Officers' compensation donated to the Company: Chateau Routon's three officers (Robert Routon-CEO; Sheila Routon-Corporate Secretary; and Robert Anthony Routon-Chief Financial Officer) have devoted their time to the business of the Company since the Company's inception without pay. The officers have elected to forego their salaries until such time upon determination by the Board of Directors that sufficient capital is available for operations. Planned annual remuneration for the three officers is as follows: $75,000 - CEO; $50,000 - Corporate Secretary; and $25,000 - Chief Financial Officer. The time spent on Company matters by the officers may be less than full time. As required by the Securities and Exchange Commission accounting rules, the officers' unpaid salaries totaling $62,500 for the period from July 28, 2003 (inception) to December 31, 2003 is reflected as compensation expense and a credit to common stock in the accompanying financial statements, as the Company does not intend to repay such forfeited salaries in the future.

Advances from stockholder: Certain costs, including initial development costs of the winery and costs associated with the common stock offering have been advanced to the Company by the Routon's. These advances are non-interest bearing and total $163,254 as of December 31, 2003.

Contractor's fee: The CEO is expected to be compensated by the Company for his services as a general contractor for the winery facility to be built. As a contractor, Mr. Routon would receive an amount equal to fifteen percent (15%) to twenty percent (20%) of the cost of the materials and construction related to the actual building of the winery. As of December 31, 2003, none of the costs incurred to date relate to the actual building of the winery, and therefore no amounts have been accrued related to this fee.

Call option for grape purchases: The CEO and Corporate Secretary (the "Routons") have entered into a contract with the Company, which will become fully operative upon the achievement of the minimum subscription of the common stock offering (see Note 5). The Company will have the right to purchase all of the grapes harvested from the Routons' vineyard at a price ten percent (10%) below the then current market rate for the type of grape purchased, in accordance with the California Department of Agriculture published statistics for Fairplay, California, for the year subject to payment by the Company of expenses and labor of growing and harvesting the crop. In the event the option is not exercised on or before July 1 of a particular year, the Routons will be free to sell the crop to any third party, as defined in the agreement.

Lease agreement: Effective November 1, 2003, the Company entered into an agreement with the Company's CEO, to lease 30 acres of land on which a building and the Chateau Routon vineyard is located. The lease provides for annual payments of $2,500, plus payment of taxes and assessments, if any. The lease term is 30-years, expiring on October 31, 2033 and includes an additional 20-year term, pursuant to its existing provisions.

The Company expects to construct new facilities for winemaking, storage, administrative offices and a tasting room on this land.

NOTE 4 – Issuance of capital stock:

On July 28, 2003, the Company issued 500,000 shares of Class B common stock to the Company's Chief Executive Officer ("CEO") and Corporate Secretary jointly in exchange for $5,000 cash, a call option for grape purchases (see Note 3), a lease of approximately 30 acres for 30 years with an option to renew for an additional 20 years (see Note 3), and the benefit of research performed related to various matters concerning the wine industry, including preferred soil qualities for growing grapes. Values related to the call option, the lease and the benefit of the research performed have not been determined as of December 31, 2003, and, accordingly, no values for these assets have been recorded on the accompanying financial statements.

NOTE 5 – Common stock offering:

In December 2003, Chateau Routon, Inc. commenced the process of raising equity through a public offering of its Class A non-voting common stock. On December 8, 2003, the Company filed a Form 1-A Registration Statement with the Securities and Exchange Commission ("SEC"). The offering agreement allows for the sale of up to 500,000 shares of the Company's common stock at $10.00 per share, for a maximum value of $5 million. The minimum number of securities, which are required to be sold in the offering, is 200,000 shares. The offering will become effective upon approval by the SEC.

NOTE 6 – Commitments:

In October 2003, the Company entered into a one year contract (terminating October 19, 2004) with a consulting winemaker, for $5,000 per month. The terms of the contract may be renegotiated at the end of the term.

APPENDICES

APPENDIX A


POR. SECS. 1 & 12, T.8N., R.11E., M.D.M.
94.21
P.16
BK. 95
P.16
BK. 46
P.08
BK. 95
P.23
BK. 95
PARCEL J
PARCEL I
OMO RANCH ROAD
CANYON
AUKUM VIEW LAKE
LANE
WUNDERBAR
Winery Site
2800 Omo Ranch Road
3
20.75 A.
15
10.34 A.
16
10.3 A.
22
10.30 A.
23
10.48 A
24
10.10 A
25
10.00A
17
10.04A
18
10.00A
6
5/122/A
15.467 A.
7
8/122/B
15.001 A.
8
5/122/C
15.137 A.
9
5/122/D
26.645 A.
10
15.00 A.
12
3.4 A.
29
55.844 A
30
30.163 A
TR 1
28
28.080A
19
10.102 A
21
3.010A
EAST

APPENDIX B

ANNOUNCING
SOLICITATION OF INTEREST
IN
OUR NEW WINERY - OFFERING OF
CLASS "A" COMMON STOCK

Price $10 Per Share With
Minimum Purchase of $5,000 (500 Shares)

CHATEAU ROUTON, INC.

a California Corporation

Chateau Routon, Inc. is a winery offering its Class A common stock to provide investors the opportunity to own a California winery.

This new winery's primary objective is the growing of grapes, wine making and selling fine wines, with an emphasis on California Port wine.

We will be offering Class "A" non-voting common shares - up to a maximum of 500,000 shares.

Our offering price is $10.00 per share with a minimum purchase requirement of $5,000 (500 shares).

An investment in the securities of Chateau Routon, Inc. is speculative and involves a high degree of risk. Prospective investors should carefully consider risks described in the risk factors section beginning on page 9 of the offering circular.

No money or other consideration is being solicited by this notice. If any money or other consideration is sent in response to this notice, it will be returned.

No sales will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about the issuer and the offering.

An indication of interest pursuant to this notice involves no obligation or risk of any kind.

To indicate your interest, please contact the Chairman and Chief Executive Officer of Chateau Routon, Inc., Robert A. "Bob" Routon at (530) 620-5818; or mail this coupon to Chateau Routon, P.O. Box 901, Fair Play, CA 95684, or fax to 530-620-5504.

☐ I'm interested Bob - send me an offering circular when it is ready.

Name ______________________________

Address ______________________________

Telephone ______________________________

Chateau Routon, Inc., 2800 Omo Ranch Road, Fair Play, California 95684

Dear Friends and Neighbors,

We are writing you in hopes that you will join us in a great adventure. We have been planning to build a winery and tasting room for over eight years. That plan is now becoming a reality.

We have also been devising a plan that will allow us to share our good fortune with our friends and neighbors. So, in order to give back to our community, we have formed a corporation, Chateau Routon, Inc., and given you the ability to become owners by purchasing shares. You will become members of the Founders' Club. Members of the Founders' Club will have an opportunity to participate in the growing and harvesting of the vineyards and in promotion and marketing of the wines produced by Chateau Routon, Inc.

We believe that together we will make this venture successful and that we will celebrate and share our blessings.

Sincerely,
Bob and Sheila Routon
…uton, Inc.,



APPENDIX C

LAW OFFICES OF B. PAUL HUSBAND

A Professional Corporation
10 Universal City Plaza
Suite 2000
Universal City, California 91608
Telephone: 818-753-2336
Facsimile: 818-753-2307
Email: paul.husband@husbandlaw.com

August 10, 2004

Mr. Robert Allen Routon, President
Chateau Routon, Inc.
2700 Omo Ranch Road
Fairplay, CA 95684

Dear Mr. Routon:

This firm has acted as counsel to Chateau Routon, Inc. (the "Company) in connection with the Offering Statement on Form 1-A (the "Registration Statement") pertaining to the qualification of up to 500,000 shares of the Company's Class B voting Common Stock ("Class B Common Stock"), being offered by the Company (the "Shares").

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including the following: (a) the Certificate of Incorporation and By-Laws of the Company; (b) Action Taken by Written Consent of the Directors of Chateau Routon, Inc., a California Corporation, dated November 24, 2003 adopted by the Board of Directors of the Company as of November 24, 2003; (c) Action Taken by Written Consent of the Directors of Chateau Routon, Inc, a California corporation concerning Class A Common Stock Dated December 1, 2003; and Action Taken by Written Consent of the Directors of Chateau Routon, Inc., a California corporation concerning Class B Common Stock dated July 28, 2004..

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as an original, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company.

Based on the foregoing, and upon California law, including its statutory provisions, all applicable provisions of the California Constitution and reported judicial decisions interpreting those laws, we are of the opinion that:

(1) The Company is a corporation validity existing and in good standing under the laws of the State of California.

(2) The Class B voting, common stock has been duly authorized, and when issued, subject to effectiveness of the Offering Statement and compliance with applicable state securities laws, will be validly issued by the Company, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Appendix D-10 to the Offering Statement and to the reference to this firm under the section entitled "Legal Opinions" in the Offering Statement.

Very truly yours,

B. PAUL HUSBAND, P.C.

B. Paul Husband

B. Paul Husband

BPH:fc

APPENDIX D-1

FARM LEASE

Robert Allen Routon and Sheila D. Routon (Landlord), husband and wife, 2700 Omo Ranch Road, Fairplay, California 95684, hereby lease to Chateau Routon, Inc., a California corporation, 2700 Omo Ranch Road, Fairplay, California 95684, the real property, "leased premises," in the County of El Dorado, State of California, described as follows:

> Assessor's Parcel No. 094-210-30-100 consisting of approximately 30.16 acres located in the unincorporated area of El Dorado County, California, described as Parcel B, as said Parcel is shown on that certain Parcel Map entitled "A portion of Section 12, T.8N., R, 11E., M.D.M.", filed October 30, 1987 in the office of the County Recorder of El Dorado County in book 38 of Parcel Maps, at Page 7. Excepting therefrom any portion lying within the Southeast 1/4 of section 12 Township 8 North, Range 11 East, M.D.M.

This lease is subject to the following terms and conditions.

Term of Lease

1. The term of this lease shall be for a period of 30 years, commencing on November 1, 2003, and ending on October 31, 2033.

Rent

2. As rental for the lease premises:

(a) Tenant agrees to pay to Landlord a total rent of $2,500 per year, payable in cash or by certified check, money order, or any other form of payment acceptable to Landlord, without deduction or offset. Payment shall be made on the first day of each month, commencing January 10, 2004, at 2700 Omo Ranch Road, Fairplay, California, or any other place or places that may be designated by Landlord in a written notice to Tenant given in the manner prescribed in paragraph 23 of this lease.

(b) Tenant shall pay all property taxes on the leased premises and any and all other taxes, levies, charges and/or fees of whatsoever nature which are levied and/or assessed by any relevant entity with respect to the leased premises.

Use of Leased Premises

3. The leased premises are demised to Tenant for the following purposes and for no other purpose except with the prior written consent of Landlord:

(a) The planting, growing, and harvesting of agricultural crops, specifically crops of wine grapes;

(b) Tenant engaged in farming activities on the leased premises;

(c) Construction of a building for the purpose of winemaking, wine storage and appropriate activities ancillary to winemaking and wine storage.

(d) Conducting the business of a vineyard and winery, including reasonable activities related thereto.

Reserved Rights and Easement

4. Landlord reserves:

(a) The right for themselves, their family members, guests, invitees and visitors to ride horses and/or hike on the trails throughout the leased premises and general rights of ingress and egress related thereto;

(b) The right to construct, at their own expense and maintain at their own expense, a riding ring/horse presentation ring on the leased premises for their own separate purposes, including but not limited to riding, presenting, exercising and/or training horses owned by Ascension Arabians, a proprietorship of Landlord, and/or such other horses as Landlord and/or their employees, agents and/or servants may designate, including general rights of ingress and egress related thereto.

Operations on Leased Premises

5. (a) Tenant shall carry on all of the activities specified under Paragraph 3 lawfully and in accordance with good husbandry and the best practices of the farming community in which the leased premises are situated. If Tenant fails to take any required action or conduct any operation lawfully and/or in accordance with the best course of husbandry practiced in the farming community surrounding the leased premises, Landlord may, after giving Tenant 30 days written notice of the failure in the manner prescribed in Paragraph 23 of this lease, enter the leased premises and take any reasonable action Landlord may deem necessary to protect Landlord's interest in this lease and the leased premises. Tenant agrees to reimburse Landlord on demand for the costs of any reasonable actions taken by Landlord in accordance with the provisions of this paragraph.

(b) Tenant shall, at Tenant's cost and expense, comply with any and all laws, ordinances, rules, regulations, requirements, and orders present or future, of any federal, state, county or municipal governments which may in any way apply to the use, maintenance, operations, or production of crops on the leased premises, or the sale of disposition of those crops.

(c) Tenant agrees not to apply pesticides, insecticides, fungicides, herbicides, or other chemical treatments that will have a residual effect beyond the term of this lease except with the prior written consent of Landlord.

Operating Costs

6. Tenant shall pay all costs in connection with Tenant's operations on the leased premises, including but not limited to costs of preparing the leased premises for planting of crops, production costs, costs of tools and labor, electricity and other utilities, and any tax or assessment imposed on the leased premises by the any irrigation district for the provision of water required by Tenant, and/or any other duly constituted authority.

Taxes and Assessments

7. Tenant shall pay, before delinquency, all personal property taxes or assessments levied on Tenant's personal property situated in or about the leased premises during the term of this lease. On demand, Tenant shall provide to Landlord satisfactory evidence of payment of taxes. Landlord shall be responsible for the payment of real property taxes or assessments levied on the leased premises.

8. Tenant shall, at all times during the term of this lease, maintain and keep in force insurance coverage with insurers approved by Landlord which will adequately protect both Tenant and Landlord against public liability and property damage on the leased premises. The minimum coverage required by this paragraph shall be $_____ bodily injury per individual, $_____ per occurrence, and $_____ property damage. Proof of the insurance coverage obtained by Tenant shall be given to Landlord within 30 days after execution of this lease. Any contract entered into by Tenant for insurance coverage on the leased premises shall include a provision requiring timely notice to Landlord in the event of cancellation of coverage by the insurer. Tenant is also responsible for any workers' compensation insurance required under state law.

Maintenance

9. Tenant shall, at Tenant's own expense, keep and maintain the leased premises, all improvements on the premises (except the riding ring/presentation ring described in paragraph 4) and all facilities appurtenant to the leased premises, in good order and repair and in as safe and clean a condition as they were when received from Landlord, reasonable wear and tear excepted.

Waste or Nuisance

10. Tenant shall not commit, or permit others to commit, any waste on the leased premises. Tenant shall not maintain, commit, or permit the maintenance or commission of any

nuisance as defined by California Civil Code Section 3479 on the leased premises. Tenant shall not use or permit the use of the leased premises for any unlawful purpose.

Alterations and Mechanics' Liens

11. (a) Tenant shall not make or permit any alterations or improvements to the leased premises without the prior written consent of Landlord. On termination or expiration of this lease, all improvements and alterations other than trade fixtures shall be the property of Landlord, and no reimbursement to Tenant shall be required. Tenant shall remove all trade fixtures placed by Tenant on the leased premises within 90 days after the expiration of this lease.

(b) Tenant shall keep the premises free and clear of any and all liens arising out of any work performed or materials furnished at the request of Tenant, or obligations incurred by Tenant.

Inspection by Landlord

12. Tenant shall permit Landlord or Landlord's agents, representatives or employees to enter the leased premises at all reasonable times to determine whether Tenant is complying with the terms of this lease and for the purpose of doing other lawful acts that may be necessary to protect the Landlord's interest in the leased premises.

Acceptance by Tenant

13. Tenant accepts the leased premises, as well as the improvements on the premises and facilities appurtenant to the premises, in their present condition. Tenant agrees with, and represents to Landlord, that the leased premises have been inspected by its representatives and that Tenant has been assured by means independent of Landlord or Landlord's agents of the truth of all facts material to this lease and that the leased premises are being leased by Tenant as a result of its inspection and investigation and not as a result of any representations made by Landlord or Landlord's agents.

Indemnification of Landlord

14. Throughout the term of this lease, Tenant shall indemnify and hold Landlord harmless from all damages, injuries, or claims arising in or about the leased premises or arising from Tenant's operations on the leased premises.

Assignment and Subleasing

15. Tenant shall not assign, transfer, or encumber this lease or any interest in this lease without the prior written consent of Landlord. Tenant shall not sublease all or any part of the leased premises or allow any persons other than Tenant's agents, family, or employees to occupy

or use all or any part of the leased premises without the prior written consent of Landlord. Landlord's consent to one assignment, sublease, occupation, or use by another person shall not be deemed to be a consent to any subsequent assignment, sublease, occupation, or use by any other person. Any assignment or subleasing without the prior written consent of Landlord shall be void. The consent of Landlord to the assignment or subleasing of any interest in this lease by Tenant shall not be unreasonably withheld.

Default by Tenant

16. The occurrence of any of the following shall constitute a material default and breach of this lease by Tenant:

(a) Any failure by Tenant to pay the rent or to make any other payment required to be made by Tenant under this lease (when that failure continues for 10 days after written notice of the failure is given by Landlord to Tenant);

(b) The abandonment or vacation of the Premises by Tenant;

(c) A failure by Tenant to observe and perform any other provision of this lease to be observed or performed by Tenant, when that failure continues for 30 days after written notice of Tenant's failure is given by Landlord to Tenant; provided, however, that if the nature of that default is such that it cannot reasonably be cured within a 30 day period, Tenant shall not be deemed to be in default if Tenant commences that cure within 30 day period and thereafter diligently prosecutes it to completion; or

(d) The making by Tenant of any general assignment for the benefit of creditors; the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or of a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant, it is dismissed within 60 days); the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this lease, when possession is not restored to Tenant within 30 days; or the attachment, execution, or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this lease, when that seizure is not discharged within 30 days.

The notices provided for in subsections (a) through (c) of this paragraph are not intended to replace, but rather are in addition to, any required statutory notices for unlawful detainer proceedings under Code of Civil Procedure Section 1161 et seq.

Recovery of Damages on Tenant's Default

17. In the event of any default by Tenant under this lease, in addition to any other remedies available to Landlord at law or in equity, Landlord shall have the right to terminate this lease and all rights of Tenant under this lease by giving written notice of the termination. No act

of Landlord shall be construed as terminating this lease except written notice given by Landlord to Tenant advising Tenant that Landlord elects to terminate the lease. In the even Landlord elects to terminate the lease, Landlord may recover from Tenant all of the following:

(a) The worth at the time of award of any unpaid rent that had been earned at the time of the lease's termination;

(b) The worth at the time of award of the amount by which the unpaid rent that would have been earned after the lease's termination until the time of award exceeds the amount of rental loss that Tenant proves could have been reasonably avoided;

(c) The worth at the time of award of the amount by which the unpaid rent for the balance of the term of this lease after the time of award exceeds the amount of rental loss that Tenant proves could be reasonably avoided; and

(d) Any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant's failure to perform its obligations under this lease.

Landlord's Right to Continue Lease in Effect After Breach

18. If Tenant breaches this lease and abandons the Premises before the natural expiration of this lease's term, Landlord may continue this lease in effect by not terminating Tenant's right to possession of the Premises, in which event Landlord shall be entitled to enforce all its rights and remedies under this lease, including the right to recover the rent specified in this lease as it becomes due under this lease. For as long as Landlord does not terminate this lease, Tenant shall have the right to assign or sublease the Premises with the Landlord's prior written consent. Landlord shall not unreasonably withhold consent.

Condemnation

19. (a) If all or any part of the lease premises is taken by any public or quasi-public agency or entity under the power of eminent domain during the term of this lease,

(1) Either Landlord or Tenant may terminate this lease by giving the other 30 days' written notice of termination; provided, however, that Tenant cannot terminate this lease unless the portion of the leased premises taken by eminent domain is so extensive as to render the remainder of the premises useless for the uses permitted by this lease; and

(2) If only a portion of the leased premises is taken by eminent domain and neither Landlord nor Tenant terminates this lease, the rent thereafter payable under this lease shall be reduced by the same percentage that the total acres of the portion taken by eminent domain bears to the total acreage of the leased premises.

(b) Any and all damages and compensation awarded or paid because of a taking of the leased premises shall belong to Landlord, and Tenant shall have no claim against Landlord or the entity exercising eminent domain power for the value of the unexpired term of this lease or any other right arising from this lease.

Oil, Gas, and Mineral Rights

20. All rights in any and all minerals, oil, gas, and other hydrocarbons located on or under the leased premises are reserved to Landlord and are particularly excepted from the property covered by the terms of this lease. Tenant hereby grants to Landlord, Landlord's agents and licensees, and tenants of these rights, a right of entry and right of way for access to the leased premises for the exploration, drilling, and mining of minerals, gas, oil, and other hydrocarbons on or under the leased premises. Landlord, however, shall reimburse Tenant for any interference with the quiet enjoyment or agricultural operations on the leased premises arising from exploration, drilling, or mining operations performed by Landlord, Landlord's agents and licensees, and tenants of these rights.

Hunting Rights

21. All of the hunting rights and privileges on the leased premises are reserved to Landlord. Tenant agrees that it will not permit any hunting on the leased premises without the prior written consent of Landlord.

Attorney's Fees

22. If any litigation and/or arbitration and/or other proceeding is commenced between the parties to this lease concerning the Premises, this lease, or the rights and duties of either in relation to the Premises or to this lease, the party prevailing in that litigation shall be entitled to, in addition to any other relief that may be granted in the litigation, a reasonable sum as and for its attorneys' fees in that litigation that are determined by the court in that litigation or in a separate action brought for that purpose.

Notices

23. Except as otherwise expressly provided by law, any and all notices or other communications required or permitted by this lease or by law to be served on or given to either party by the other party shall be in writing and shall be deemed duly served and given when personally delivered to the party to whom they are directed, or in lieu of personal service when deposited in the United States mail, first-class postage prepaid, addressed to Tenant at 2700 Omo Ranch Road, Fairplay, CA 95684, or to Landlord at 2700 Omo Ranch Road, Fairplay, CA 95684. Either party may change its address for the purpose of this paragraph by giving written notice of the change to the other party in the manner provided in this paragraph.

Binding on Heirs and Successors

24. This lease and each of its provisions shall be binding on and shall inure to the benefit of the respective heirs, devisees, legatees, executors, administrators, trustees, successors and assigns of the parties to this lease. Nothing contained in this paragraph shall be construed as a consent by Landlord to any assignment of this lease or any interest in this lease by Tenant except as provided in Paragraph 14 of this lease.

Time of Essence

25. Time is of the essence of this lease and each provision contained within, and each provision is made and declared to be a material, necessary, and essential part of this lease.

Sole and Only Agreement

26. This instrument constitutes the sole and only agreement between Landlord and Tenant respecting the Premises, the leasing of the Premises to Tenant, or the lease term created under this lease, and correctly sets forth the obligations of Landlord and Tenant to each other as of its date. Any agreements or representations respecting the Premises or their leasing by Landlord to Tenant not expressly set forth in this instrument are null and void. This lease may not be extended, amended, modified, altered, or changed, except in a writing signed by Landlord and Tenant.

Effect of Partial Invalidity

27. If any term or provision of this lease or any application of this lease shall be held invalid or unenforceable, the remainder of this lease and any application of the terms and provisions shall remain valid and enforceable under this lease or California law.

Governing Law

28. This agreement shall be governed by and construed in accordance with the laws of the State of California.

Waiver

29. The waiver by Landlord of any breach by Tenant of any of the provisions of this lease shall not constitute a continuing waiver or a waiver of any subsequent breach by Tenant

either of the same or of another provision of this lease.

Executed on 11-15-03, at Fairplay, El Dorado County, California.

LANDLORD

Robert Allen Routon

Robert Allen Routon, Individually
for Robert Allen Routon and Sheila D. Routon

CHATEAU ROUTON, INC.

By: Robert Allen Routon

Robert Allen Routon, President

APPENDIX D-2

CALL OPTION AGEEMENT

AGREEMENT

1. PARTIES

The parties to this Agreement are ROBERT A. ROUTON and SHEILA D. ROUTON (hereinafter collectively "ROUTONS") on one hand, and CHATEAU ROUTON, INC., (hereinafter "CRI") a California corporation on the other hand.

2. PURPOSE

The purpose of this Agreement is to convey to CRI an option to buy grapes grown on land owned by ROUTONS at a price ten percent (10%) less than the price listed in the California Agricultural Statistics Service ("CASS") Crush Report, subject to the terms and conditions of this Agreement.

3. PRICE

The price to be paid by CRI to ROUTONS shall be determined as follows:

4.1 CRI shall advance all of the ordinary care and maintenance expenses for the vineyard on ROUTONS farm premises on Omo Ranch Road, Fairplay, California, including, without limitation, vineyard manager fees, contract labor fees, fertilizer, and pest control.

4.2 Payments made by CRI pursuant to paragraph 4.1 above shall apply to the exercise price to be paid to ROUTONS. control.

4.3 The price to be paid to ROUTONS shall be ninety percent (90%) of the price listed in the CASS Final Crush Report for the year, for that variety of grape, in Region 10. Region 10 of CASS is the geographical region within California in which ROUTONS vineyard is situated. In the event that there is no dollar per ton figure for Region 10 in the CASS Final Crush Report for the particular varietal of grape which has been acquired by CRI (this could apply to Toriega grapes or perhaps one or the other Portuguese grape varietals), then the figure to be used as benchmark to apply the ninety percent (90%) to, will be the statewide average for that particular grape, adjusted by multiplying that statewide average figure times a ratio, the numerator of which will be the average price for all red wine grapes grown in Region 10 for the year in issue and the denominator of which is the average price of red wine grapes for California as a whole. For example, if the average price for red wine grapes in Region 10 were $750 per ton and the average price for that same year for red wine grapes in the State of California as a whole were $500 per ton, then 1.5 (750/500 = 1.5) times the statewide average price for the varietal that was not listed in Region 10's Final Crush Report for that year, but which was acquired by CRI from ROUTONS.

4. EXERCISE

CRI must communicate its decision in writing to ROUTONS on or before July 1 of each year to exercise its options. In the event that the option is not exercised in writing on or before July 1 of a particular year, ROUTONS will be free to sell the crop from the ROUTONS vineyards to any third party, and the only obligation of ROUTONS to CRI with respect to that crop is that upon the collection of the proceeds of the sale of the crop, ROUTONS will reimburse CRI for expenses incurred by CRI prior to CRI's election not to exercise its option.

5. CRI RIGHTS

CRI may exercise its option to purchase the ROUTONS vineyard crop at any time prior to July 1 of any given year. In the event that CRI expressly declines to exercise its option for a particular year, CRI will have no obligation other than to advance the costs of maintenance of the ROUTON vineyard, set forth above in paragraph 4.1. In the event of a declination of CRI to exercise its option, CRI will upon declining to exercise its option become a secured creditor of ROUTONS to the extent of the funds advanced by CRI under this Agreement. This security interest shall attach to the crush from the ROUTONS vineyard. The security interest created by this clause will be extinguished upon repayment to CRI of funds expended on the ROUTONS vineyard during the year in issue.

6. GENERAL PROVISIONS

This is the entire agreement of the parties with respect to its subject matter. It may be amended only by a subsequent writing, signed by both parties. In the event of a dispute which relates in any way to this Agreement, the matter shall be resolved by binding arbitration before a single arbiter, to be agreed upon by the parties, or if no arbitrator is agreed upon, then pursuant to the commercial arbitration rules of the American Arbitration Association with jurisdiction and venue in El Dorado County, California. The prevailing party shall be entitled to an award of attorneys' fees and costs.

The headings and captions of this Agreement are for convenience only, and do not add or subtract to the text. In the event of any controversy that relates in any way to this agreement, the agreement shall be interpreted fairly, according to the fair meaning of the words used, and not strictly for or against either party. This Agreement shall be construed and interpreted in accordance with California law, applicable to contracts to be wholly performed therein.

ROBERT A. ROUTON

SHEILA D. ROUTON

CHATEAU ROUTON, INC.

By: ROBERT A. ROUTON, President

92

APPENDIX D-3

EIR 11255

INTEREST RATE DISCLOSURE

Lender:	Sacramento Valley Farm Credit, FLCA	Application:	Long Term
Borrowers:	Robert Allen Routon and Sheila D. Routon and The Routon Family Living Trust	For:	$306,125.00
		Loan #:	3779467
Disclosure Date:	03/01/2004	Est. Closing:	03/01/2004

Dear Member,

We sincerely appreciate the opportunity you have given us to serve you by meeting your financial and related services needs. We value the trust you have placed in us and pledge to maintain that trust through open communication and disclosure of loan information. In that vein we have either previously provided or are now providing you with information regarding loan options available to you, your investment in stock or participation certificates, and your rights as a Farm Credit borrower. We are now disclosing the interest rate and related information regarding your loan.

The rate of interest currently applicable to your loan, or what we call the Stated Interest Rate, is 4.00% for account #101.

The Stated Interest Rate adjusted to take into account loan origination charges, if any, and purchase of stock/participation certificates is 4.111%. We refer to that adjusted rate as being the Effective Interest Rate (EIR) currently applicable to your loan. If your loan is made up of multiple accounts at different rates of interest, the EIR shown reflects weighting of the total finance charge applicable to the loan as a whole. The EIR calculation assumes that the entire loan commitment was disbursed to you at settlement, even if your loan permits multiple advances. This loan is not subject to the Truth-in-Lending Act, 15 U.S.C. Sections 1601 et seq.; and the EIR described herein should not be interpreted as the equivalent of the annual percentage rate under the Truth-in-Lending standards.

The EIR shown above is based on a loan amount of $306,125.00, a loan term of 299 months for account #101, loan origination charges of $1,000.00 (which may include Loan Origination Fee, Points, Construction Loan Fee, Assumption Fee, Fixed Rate Conversion Fee, FSA Guarantee Fee, etc.), and a stock or participation certificate investment of $6,125.00.

The EIR is subject to change should particular loan provisions be modified during the term of the loan, such as the amount of stock or participation certificates required to be held. *For example, on a $10,000 loan with a 10% stated interest rate and a term of 1 year, a 2% stock requirement and a 1% loan origination charge, the effective interest rate is 11.34%. If the stock requirement were to increase to 3%, the effective interest rate would be 11.46%.*

STOCK REQUIREMENT: Applicant was previously provided with information concerning stock investment with this Farm Credit System institution. Such information included disclosure of the at-risk nature of the investment, namely, that except with regard to eligible borrower stock under Section 4.9A of the Farm Credit Act of 1971, as amended, stock or participation certificates required by Lender's bylaws is at-risk.

The following important information regarding your interest rate is also provided:

Account 101 — **VARIABLE RATE ACCOUNT -** During the term of the Account, the stated rate of interest may be adjusted at any time and by any amount. Exception for a Commercial Fixed Interest Rate Repricing: Should a qualified borrower be approved to have interest accrue on this Account at a fixed rate under the Lender's Fixed Rate Pricing Program, the principal amount and the rate will be fixed as stated for the duration set forth in your conversion agreement, confirmation notice, or similar documents which will also disclose the new interest rate and the effective date.

For all variable or adjustable rate loan Accounts, you will be given written notice of any rate increase or decrease within the time period required by applicable law, if any, in effect as of the date of the rate change. Lender has a differential variable interest rate program. Your assignment to a rate group/tier for the loan Account(s) is based upon an evaluation of a combination of factors including your credit quality, quality of the collateral and costs of servicing the loan. Standard factors considered for the adjustment of the interest rate include changes in the cost of borrowed funds, operating expenses, provision for loan losses, projected earnings requirements to meet certain capital objectives, repayment performance and other various credit risk factors, and the competitive environment. These standard factors are subject to change at any time during the term of your loan.

This interest rate disclosure is based upon those loan rates, terms, and conditions found in your loan contract, but does not modify any aspect of your contract.

Date Mailed:

INTEREST RATE DISCLOSURE

Lender:	Sacramento Valley Farm Credit, FLCA	Application:	Long Term
Borrowers:	Robert Allen Routon and Sheila D. Routon and The Routon Family Living Trust	For:	$306,125.00
		Loan #:	3779467
Disclosure Date:	03/01/2004	Est. Closing:	03/01/2004

If you have any questions about your loan in general or this disclosure in particular, please contact your loan officer who will be glad to answer those questions.

Again, thank you for allowing us to serve you.

Date Mailed:

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

This "Promissory Note and Loan Agreement" ("**Note**") is established as of **March 01, 2004**, between the undersigned Borrower and Lender identified herein.

1. **PROMISE TO PAY.** For value received the undersigned (collectively, "**Borrower**") as principals, jointly and severally, promise to pay to the order of Sacramento Valley Farm Credit, FLCA ("**Lender**"), a corporation organized and existing under the laws of the United States of America, with its office at P.O. Box 269, Woodland, CA, 95776 or at such other place as may be designated in writing by Lender, the principal sum of **$306,125.00** (Three Hundred Six Thousand One Hundred Twenty-five Dollars and Zero Cents) including stock or participation certificates required in connection with the Loan together with interest as specified in this Note below. "**Indebtedness**" means principal, interest and all other sums owed hereunder of whatever kind evidenced by this Note. All Indebtedness owed hereunder shall be payable only in lawful money of the United States of America.

2. **LOAN ACCOUNT(S).** The outstanding principal balance of the Indebtedness evidenced hereby is represented by the following Loan Account(s) (called, a "**Loan Account,**" "**Account**" or "**Account(s)**") and interest shall accrue on each Account(s) in the manner described below. Indebtedness evidenced by any single Account is "**Account Indebtedness.**"

2.1 "**Disbursement Date**" means the date when loan principal is first advanced under this Note or any Account or the date on which previously advanced funds are segmented into a new Account.

2.2 The term "**business day**" as used herein means any day except Saturday, Sunday, and federal legal holidays.

2.3 The "**Account Maturity Date**" shall be the date specified for each Account, when all sums due thereunder shall be paid in full with interest. The Maturity Date for this Note shall be the latest Account Maturity Date, at which time all sums due under this Note shall be paid in full with interest.

2.4 **Accounts.** On the Disbursement Date, the Indebtedness may be divided into the Loan Account(s) described below, and interest shall accrue in the manner set forth for each Loan Account. Interest charged under any interest rate program described herein and applicable to any Loan Account or other sums owed under this Note, including any acceleration interest rate, all late charges, default interest and other charges, and all other amounts charged hereunder, shall not be limited by the laws of any state, including any state laws relating to a legal rate or other interest rate, but shall be governed solely by applicable federal laws.

PROMISSORY NOTE - ACCOUNT DETAIL

Principal and interest shall be payable to Lender as follows:

Account # 101 VARIABLE INTEREST RATE ACCOUNT

This Account is established as a Revolving Line of Credit for the principal sum shown for the Account Indebtedness under this Account. Borrower may draw Loan funds under this Account until **February 28, 2009** ("**Draw Period**").

Minimum Draw. Draws must be in increments of not less than **$10,000.00**, or the remaining amount available under the Account Indebtedness, whichever is less.

Account Indebtedness: The principal sum of **$306,125.00**, including any amount thereof which is not paid when due and all other sums owing under this Account, shall bear interest from the Disbursement Date at a Variable Interest Rate (hereinafter, "**Variable Interest Rate**"), as described herein, and such rate shall continue in effect until all Account Indebtedness hereunder has been paid in full.

Interest Rate: The Variable Interest Rate applicable to this Account on the Disbursement Date is **4.00%** per year. Interest shall accrue to the date of Lender's receipt of an installment or other payment, and will be calculated on the basis of a 360-day year and a 30-day month.

Interest shall accrue at the Variable Interest Rate as established by Lender for the interest rate group to which this Account is assigned. Interest will be charged on the entire unpaid principal balance of this Account, including payments not made when due and any other sums owing hereunder. Interest charged hereunder, including any acceleration interest rate, all late charges, default interest and other charges, all as described herein, and all other amounts charged hereunder, shall not be limited by the laws of any state, including any state laws relating to a legal rate or other interest rate, but shall be governed solely by applicable

96

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

federal laws. If the Account Indebtedness shall become due because of a default under this Note or for any other reason, then interest for this Account shall continue pursuant to the terms of the DEFAULT section of this Note until all the Account Indebtedness is paid in full.

Change In Interest Rate And Interest Rate Group. The Variable Interest Rate applicable to this Account may be adjusted automatically as of the first day of any month to the rate then made applicable to the Account's assigned interest rate group under the provisions of Lender's Variable Interest Rate plan in effect at that time.

In adjusting the rate, Lender considers certain standard factors set forth in the plan, including but not limited to, changes in its costs of funds, operating expenses, earnings requirements to meet certain capital objectives, credit risk factors, and the competitive environment, which factors may change during the term of the Note. If Lender changes Borrower's Variable Interest Rate, Lender will give Borrower notice of such rate change to the extent required by and in accordance with the then applicable law.

Borrower understands and agrees that (a) the interest rate group to which this Note is assigned may be changed at any time to any other interest rate group based on Lender's evaluation of the change in Borrower's credit quality, quality of collateral, costs of servicing the loan, and other factors which are set forth in Lender's interest rate plan in effect at that time; and (b) the interest rate group may be automatically adjusted to the highest interest rate group if a default shall occur under this Note or under any other note or agreement between Borrower and Lender.

Repayment. Borrower shall repay this Account in installments according to the schedule set forth below. If Borrower fails to pay any installment or any other sums owing under this or any other Account as set forth herein, Borrower shall be in default under this Note, and Lender may exercise all or any of its remedies under the Note and other Loan Documents, including the right to accelerate the entire Indebtedness.

During the Draw Period.
Interest Only: Borrower shall pay on **April 01, 2004,** and **Monthly** thereafter, (the "**Interest Repayment Frequency**") for **59 Monthly** periods, all interest then accrued during the billing period based on the daily principal balance.

During the Amortized Balance Period. Provided that the Borrower is in compliance with all requirements of this Note, then on the first day after the end of the Draw Period, the outstanding principal balance then due ("**Amortized Balance**") shall be fully amortized in accordance with the terms hereof over the remaining term of the Note ("**Amortized Balance Period**"). Provided Borrower is current on all scheduled payments due under the Draw Period, any interest accrued and unpaid since the last scheduled payment under the Draw Period shall be added to the first installment due under the Amortized Balance Period.

Borrower shall make equally amortized payments of principal and interest based on the Amortized Balance beginning on **March 01, 2009,** and **Monthly** thereafter, until **February 01, 2029** ("**Account Maturity Date**"), at which time the entire remaining Account Indebtedness shall be fully due and payable.

Notwithstanding the foregoing, if Borrower is not in compliance with all requirements of this Note at the end of the Draw Period, Lender may, at its option, elect not to amortize the Account Indebtedness over the Amortized Balance Period as described above but Lender may elect instead to require that Account Indebtedness be paid in full and/or Lender may otherwise exercise its rights and remedies arising from the default as described in the DEFAULT Section below.

Repayment Upon Early Termination. If Borrower terminates the Draw Period earlier than the end of the Draw Period set forth above, ("**Early Termination**"), and the Note is not in default (or Lender elects not to exercise its rights and remedies arising from the default), the obligation evidenced by this Account (the "**Outstanding Obligation**") will be re-scheduled and paid as follows:

The Outstanding Obligation will be immediately equally amortized over the remaining term of the Account. The repayment frequency (i.e. monthly, annually or other) will be the same frequency as that established for the Amortized Balance Period described above.

If the Account is re-scheduled as described above as the result of an Early Termination of the Draw Period, all other terms and conditions of the Account will remain in full force and effect.

If the Note is in default at the time Borrower elects an Early Termination of the Draw Period, Lender shall have the right to

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

accelerate the Account Indebtedness and/or otherwise exercise its rights and remedies as described in the DEFAULT Section below rather than re-scheduling the Account Indebtedness as described above.

At Lender's option, a change in the interest rate or an advance may either increase or decrease one or more of the following: the amount of each installment due, the amount of the final installment (resulting in a final installment due at the Account Maturity Date which may be greater than any previous installments) or the total number of installments due. Lender may apply any payment received from or on behalf of Borrower and any proceeds of Collateral, as defined herein, to principal, interest, or any part of the Indebtedness as Lender, in its sole discretion, may choose. Any payment received by Lender after Lender has closed its books for the day will be applied on the next business day.

Late Charges For Overdue Payments. Any installment or other sum owing under this Account not received by Lender by the end of the fifteenth (15th) calendar day after the date it is due shall bear interest from such due date until such amount is fully paid at the interest rate in effect for this Loan Account at that time plus **4.00%** per annum. As the interest rate for this Loan Account is increased or decreased the late charge rate shall be likewise adjusted.

Prepayment; Reamortization; Refinance; Interest Rate Conversion. A payment, in any amount, made in advance of the scheduled payment date is a "**prepayment**." If Borrower, in making a prepayment, intends the prepayment to be applied to reduce the principal balance of the Account, Borrower must so inform Lender in writing accompanying the prepayment. Unless agreed to in writing otherwise, Lender may apply all prepayments in such manner as Lender, in its sole discretion, may determine. Borrower may make a full or partial prepayment on any business day without paying a prepayment fee.

Upon the making of a partial prepayment, Borrower may request to have the amount of future installments reamortized over the remaining term of this Account, but only if Borrower so notifies Lender at the time Borrower makes the partial prepayment and only if, upon Lender's approval of the request, Borrower pays to Lender any fees and costs that Lender may charge for such reamortization.

Lender may from time to time offer other loan or interest rate products for which Borrower qualifies. Borrower acknowledges that it may not refinance or convert this Account to another loan or interest rate product with Lender unless Borrower qualifies for such loan or product and pays to Lender any fees and costs that Lender may charge for such refinance or conversion.

PROMISSORY NOTE - GENERAL TERMS

REVOLVING LINE OF CREDIT: One or more Account(s), as identified above, is established as a Revolving Line of Credit for the principal sum of the Account Indebtedness of each Account, including the value of stock or participation certificates required in connection with the Loan ("**Maximum Amount**"), or so much of that sum as may be advanced or re-advanced by Lender from time to time.

(a) **Revolving Line Of Credit.** Lender shall make available to Borrower under the specified Account(s) a revolving line of credit in a principal amount not to exceed at any one time the Maximum Amount, inclusive of amounts advanced to purchase stock or participation certificates required in connection with the Loan. Subject to the provisions of this Note, as amounts drawn under the revolving line of credit are repaid, they may be re-borrowed from time to time during the Draw Period.

(b) **Draw Period.** During the Draw Period, as specified above for each account, Borrower may draw Loan funds under such Account; and Lender shall make advances of Loan funds to Borrower upon Borrower's request. The Draw Period may be terminated by Borrower at any time by written notice to Lender.

(c) **Procedure For Drawing Funds.** All draws requested hereunder shall comply with applicable procedures established by Lender from time to time. Lender's records shall be conclusive evidence of draw requests. Each advance of Loan funds hereunder shall be made upon a verbal, written, or telecopied request from Borrower to Lender. Each such request shall specify the date of the requested draw and the amount thereof. Upon fulfillment of the applicable conditions for making a draw, Lender shall disburse the amount of the requested draw to Borrower in such manner as Lender and Borrower may from time to time agree. Lender may rely on any verbal request for a draw as fully as if such request were in writing.

(d) **Ongoing Requirements And Representations During Draw Period.** At the time of any draw request or draw by Borrower or advance of Loan funds by Lender, Borrower shall not be in default under this Note. Any request for or acceptance of a draw by Borrower constitutes an ongoing representation and warranty by Borrower that Borrower

Loan Number:	3779407
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

continues to comply with the conditions and requirements set forth in this Note, the Security Instrument, as defined herein, or any other Loan Document, as defined herein, in connection herewith, and that title to the Property defined in the Security Instrument has not been "transferred", as defined in the Section of this Note entitled REAL ESTATE SECURED NOTE below, without Lender's written consent. If a default occurs, one of Lender's remedies includes Lender's right to immediately terminate Borrower's right to make draws hereunder, with or without notice to Borrower.

(e) **Stock Purchase.** With each draw, Borrower shall purchase stock or participation certificates required in connection with the Loan in the amount required by Lender's bylaws, which are subject to change. Borrower acknowledges and agrees that stock or participation certificates required in connection with the Loan may only be redeemed upon approval of the issuing Association's board of directors, at an amount not to exceed par value.

NOT A CONSUMER TRANSACTION. Borrower acknowledges and agrees that loan disbursements will be used primarily for business and agricultural purposes and that this is not a consumer transaction.

3. **DEFAULT.** Borrower is in default on this Note under any one or more of the following circumstances: (a) Borrower fails to pay when due any installment or other sums owed under any Loan Account or other provision in this Note or in any Loan Document; (b) Borrower is declared to be in default on any other loan or obligation of Borrower to Lender or in which Lender has an interest, or Borrower breaches any term, condition or representation in this Note or in any Loan Document in connection with this Note or in connection with any other loan of this Lender, or any other lender; (c) Any of Borrower's representations to this or any other lender in connection with any loan are materially false or misleading; (d) Lender determines that Borrower is unable to repay the sums owed Lender under this Note as agreed, or Lender in good faith otherwise deems itself insecure; (e) Lender's reasonable determination that a material adverse change has occurred in the financial condition of Borrower or in the value of the Collateral; (f) Borrower's death, dissolution, incapacity or termination of existence; (g) Borrower's insolvency, business failure, application for or consent to appointment of a receiver/custodian or trustee for itself or any of its assets, assignment to an agent authorized to liquidate any substantial amount of assets, assignment for the benefit of creditors by, or commencement of any proceeding under any bankruptcy or insolvency law by or against Borrower, or any guarantor, endorser, or surety for Borrower; (h) Any judgment, writ, levy, lien, attachment, notice of tax lien, tax lien, or similar process is entered or filed against Borrower, any guarantor or any of Borrower's or any of guarantor's properties and is not vacated, bonded, or stayed to the satisfaction of Lender; (i) A default occurs under any guaranty given to Lender as security for this Note, or any guarantor shall purport to terminate, repudiate or contest any such guaranty; any guarantor who is a natural person shall die; or any guarantor that is not a natural person shall be dissolved or terminated; or (j) Borrower sells, leases, conveys, alienates, or transfers, or enters into any agreement for the sale, lease, conveyance, alienation, transfer or nonuse of any water, water rights or "Water Asset", as such may be defined in any deed of trust, mortgage, security agreement or other agreement relating to the pledge of water or water rights.

3.1 **Remedies.** If a default shall occur, Lender shall have all rights, powers and remedies available under this Note or any other Loan Document, or accorded by law or at equity, including the right to foreclose on any and all Collateral and to exercise any or all of the rights of a mortgagee, trust deed beneficiary, or secured party pursuant to applicable law. All rights, powers, and remedies of Lender may be exercised at any time by Lender and from time to time after the occurrence of a default. All rights, powers, and remedies of Lender in connection with this Note and any Loan Document are cumulative and not exclusive and shall be in addition to any other rights, powers, or remedies provided by law or equity. Lender may enforce any security interest or lien given or provided for under this Note or any other Loan Document in such manner and in such order, as to all or any part of the Collateral as Lender, in its sole judgment, deems to be necessary or appropriate. Borrower, to the extent Borrower can, waives any and all rights, obligations, or defenses now or hereafter established by law relating to the foregoing. The mortgage, deed of trust or other Security Instrument provides that advances made by Lender shall become a part of the principal evidenced by this Note, and also states additional conditions under which the entire Note may be accelerated and become immediately due and payable and will be subject to interest and acceleration interest.

3.2 **Acceleration and Interest Upon Acceleration.** On Borrower's default, and at Lender's option, the entire Indebtedness including the unpaid balance of the Account Indebtedness for each and every Loan Account, principal and amounts advanced for taxes, insurance, and other expenses provided herein, accrued unpaid interest and any other amounts owing, shall become immediately due and payable without presentment, demand, notice of non-payment, or protest. Interest on this accelerated amount for each Loan Account shall be **4.00%** per annum above the stated interest rate provided for herein for that Loan Account. The interest on all other accelerated amounts not attributable to any Loan Account shall be calculated based on Lender's selection, in its sole discretion, of one or more of the interest rates applicable to Loan Accounts hereunder, plus **4.00%** per annum added to such interest rate(s) in effect at that time.

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

3.3 **Waiver.** Any delay, failure or discontinuance of Lender in exercising any right or remedy shall not waive that right or remedy or any other right or remedy. Any explicit waiver of default by Lender must be in writing and signed by Lender. No waiver of default by Lender shall operate as a waiver of any other default or of the same default on a future occasion.

LOAN AGREEMENT

4. **BORROWER'S REPRESENTATIONS AND WARRANTIES.** In addition to the representations and warranties described in other Loan Documents, Borrower makes the following representations and warranties to Lender which remain in effect until all Indebtedness subject to this Agreement is repaid in full:

4.1 **FINANCIAL STATEMENTS.** All financial statements and other information both previously and hereafter furnished by Borrower to Lender are accurate in every material respect; there has not been any material adverse change in the financial condition of Borrower since the date of the last financial statement provided; Borrower has no material liabilities, fixed or contingent, which are not fully shown or provided for in the said financial statements as of the date thereof.

4.2 **PROFIT AND LOSS INFORMATION.** All submitted profit and loss information is accurate and complete.

4.3 **SOLVENCY.** Borrower has sufficient capital to carry on the business and is solvent and able to pay debts as they mature, and Borrower is generally paying such debts. Borrower owns property the fair market value of which exceeds the dollar amount required to pay Borrower's debts.

4.4 **COMPLIANCE WITH LOAN TERMS.** Borrower is performing on, or is in compliance with, all terms of all Borrower's other loans and obligations to all other creditors, if any, and all loans and obligations to Lender, whether or not subject to this Note.

5. **SPECIAL LOAN CONDITIONS, COVENANTS AND REQUIREMENTS.** Borrower covenants and agrees with Lender as follows:

5.1 **FINANCIAL PERFORMANCE.**

5.1.1 No other financial performance covenants are imposed at this time unless provided elsewhere herein or in other Loan Documents.

5.2 **INSURANCE.** In addition to the insurance requirements described in other Loan Documents, Borrower shall provide, maintain and deliver to Lender, fire and extended coverage, flood and any and all other types of insurance in terms and amounts as may be required by law or Lender from time to time, with loss payable endorsements solely in favor of Lender.

5.3 **FINANCIAL INFORMATION.** At Lender's request, Borrower shall provide to Lender financial information in a form acceptable to Lender, including, when so required, a current balance sheet and income statement. In the case of multiple Borrowers, financial information must be provided for each Borrower as requested by Lender.

5.3.1 Financial information shall be provided at such times during the term of this Agreement as Lender may request.

5.4 **NEGATIVE COVENANTS.** In addition to the negative covenants set forth in other Loan Documents, Borrower will not take any of the following actions without the prior written approval of Lender during the term of this Agreement and until all Loans are paid in full:

5.4.1 Sell Borrower's business, abandon or cease business operations, or merge or consolidate with any third party or entity.

5.4.2 Dispose of all or a substantial portion of Borrower's business assets by sale, transfer, lease, gift, abandonment or otherwise, except for sales of inventory in the ordinary course of business.

5.4.3 Mortgage, pledge, lease for a period exceeding one year or otherwise make or allow the filing of a lien on any Collateral.

5.5 **ENVIRONMENTAL.** In addition to the environmental requirements described in other Loan Documents, Borrower shall comply with the following additional requirements: No other environmental requirements are imposed at this time unless provided elsewhere herein or in other Loan Documents.

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

6. **SECURITY.** This is a secured Note. "**Collateral**" means all real and personal property securing this Note. "**Security Instrument**" means any deed of trust, mortgage, security agreement or other document granting Lender a lien on, or security interest in, any real or personal property as security for this Note. The terms of all Security Instruments securing this Note are hereby incorporated by reference as a part of this Note as if fully set forth herein. "**Loan Document**" means this Note, and any loan agreement, guaranty, Security Instrument, and any and all other writings or agreements executed in connection with the loan or this Note, and all amendments, modifications and restatements thereof.

The Collateral for this Note is as follows:

6.1 This Note is secured by a real estate Deed of Trust dated 03/01/2004 to be recorded in the official records of El Dorado County, State of California.

6.2 This Note is secured by a security interest in personal property granted by the Security Instruments and all additions, replacements or amendments thereto as such may be made from time to time.

6.3 By signing below, the undersigned individually and collectively certify that there have been NO CHANGES in the ownership, condition, or location of any Collateral previously pledged to Lender, which is also pledged as Collateral for this Note.

All liens securing this Note shall continue in effect until the Indebtedness is paid in full, despite any interim period of no Indebtedness outstanding, and until this Note and the Security Instruments are terminated.

7. **AGENCY.** Each of the undersigned hereby appoints each of the other undersigned as his, her or its agent for purposes of the within obligations until written notice of termination of such agency is actually received by Lender. This Agency shall include, but not be limited to, the authority to vote stock or participation certificates required by Lender's bylaws, request and receive loan disbursements, and receive on behalf of all the undersigned any check, payment, document or notice given in connection with this Note or any Loan Account.

8. **INSPECTION AND ACCESS.** While this Note is in effect Borrower will: (a) at Lender's request, furnish information to Lender relating to Borrower's business and financial affairs, (b) permit Lender to examine Borrower's books and records; and (c) allow Lender to inspect and appraise Lender's Collateral at reasonable times and places. At Lender's request, Borrower shall provide to Lender financial information in a form acceptable to Lender, including, when so required, a current balance sheet and profit and loss statement. In the case of multiple borrowers, financial information must be provided for each Borrower or otherwise as requested by Lender.

9. **REQUIRED ACTIONS.** While this Note is in effect Borrower will: (a) maintain all other loans with Lender in a current status; (b) comply with all terms and conditions of all other documents executed in connection with this Note; (c) execute, deliver, file and or record such documents or instruments, or take such other actions, as may be reasonably required by Lender to effectuate the intention of this transaction, or to assure the enforceability and collectability of the Indebtedness, Note or any Security Instrument, Loan Document or lien, or to otherwise protect or enforce the rights of Lender thereunder; and (d) provide to Lender, at such times during the term of this Note as Lender may request, financial information in a form acceptable to Lender, including, when so required , a current balance sheet and profit and loss statement. In the case of multiple borrowers, financial information shall be provided for each Borrower or otherwise as requested by Lender.

10. **TRANSFER BY LENDER.** Lender may sell, transfer or assign this Note or any portion thereof, and deliver to the transferee(s) ("**Noteholder**") all or any portion of the property then held by it as security hereunder, and the Noteholder shall thereupon become vested with all the power and rights herein given to Lender with respect thereto and at such time the term "Lender" as herein used shall be deemed to mean and include the Noteholder; and Lender shall thereafter be forever relieved and fully discharged from any and all liability or responsibility to Borrower, but Lender shall retain all rights and powers hereby given with respect to property not so transferred, sold or assigned.

11. **FEES AND CHARGES OF ATTORNEYS AND OTHERS.** In the event that Lender utilizes the services of attorneys, accountants, appraisers, consultants, or other professional or outside assistance, including the services of in-house counsel or any other attorney or professional who is an employee of Lender, the reasonable amount of fees, costs and expenses incurred by Lender to utilize such persons in connection with any of the following shall be payable by Borrower on demand and Lender may, at its option, add the amount of such expenses to any Account in this Note, plus an appropriate amount of stock or participation certificates as required by federal law or regulation or Lender's bylaws, and charge interest on such amount at the interest rate applicable to such Account:
(a) The preparation, modification or enforcement of this Note and any other agreement or Loan Document incident to the Note or

/0/

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

to the Collateral.

(b) Advising Lender concerning its legal rights and obligations with regard to this Note and any other agreement or Loan Document incident to the Note, or to the Collateral, including advising Lender with regard to the extent of Lender's rights, if any, under the provisions of the Farm Credit Act of 1971, as amended, ("Act"), Farm Credit Administration ("FCA") regulations, any policy or program of Lender, or any other state or federal law,

(c) Any litigation, dispute, proceeding, or action (whether terminated or dismissed prior to judgment, reduced to judgement or otherwise finally resolved), and whether instituted by Lender, Borrower or any other person, relating to this Note, any Loan Document, the Collateral or Borrower's affairs;

(d) The furtherance of Lender's interest in any bankruptcy, insolvency, or reorganization case or proceeding instituted by or against Borrower, including any steps to (i) modify or terminate the automatic stay, (ii) prohibit or condition Borrower's use of cash collateral, (iii) object to any disclosure statement or plan, (iv) propose or confirm a plan, and (v) prosecute or defend adversary proceedings or contested matters, and take or defend examinations or discovery, whether or not related to any adversary proceeding or contested matter, whether terminated or dismissed prior to judgment, reduced to judgement or otherwise finally resolved;

(e) The inspection, verification, protection, collection, processing, sale, liquidation, or disposition of the Collateral, and

(f) Any of the type of expenses referred to in (a) through (e) above incurred by Lender in connection with any guaranty of the Note.

The expenses described herein and elsewhere in this Note shall be in addition to those set forth in any Security Instrument or Loan Document between Lender and Borrower.

12. **TRANSACTION SUMMARY.** All disbursements and repayments of Indebtedness shall be posted on Lender's accounting records. Periodically, Lender shall send Borrower a transaction summary, statement or a similar loan accounting. If Borrower fails to object to the accounting in writing within 30 days of its mailing by Lender, Borrower shall have waived any right to object to the accuracy of the accounting and the accounting may be admitted into evidence by Lender for the purpose of establishing the balance due Lender in any legal proceeding arising between the parties.

13. **NOTICES.** Borrower shall promptly give written notice to Lender of: (a) any enforcement action brought against Borrower by any governmental regulatory body or law enforcement authority or any dispute between Borrower and any such authority or body; (b) any pending or threatened litigation or court proceeding brought against Borrower; (c) the death or disability of any Borrower or guarantor; (d) any material adverse change in Borrower's business or financial condition; (e) the occurrence of any default or any event that with a lapse of time or the giving of notice or both would become a default under any obligation of Borrower to Lender or in which Lender has an interest; (f) any change in management or ownership of Borrower's business or operations; (g) any default on loans or credit arrangements with any other creditors; (h) any location change or new location of Borrower's office or site of operation; (i) any change to an out of state location for any Collateral; (j) restriction, suspension, revocation or other change in any permit(s), license(s) or authority(ies) required to conduct Borrower's business.

14. **LOAN CHARGES.** If a law, which applies to this Note and which sets maximum loan charges, is finally interpreted so that the interest or other loan charges collected or to be collected in connection with this Note exceed the permitted limits, then: (a) any such loan charge shall be reduced by the amount necessary to reduce the charge to the permitted limit; and (b) any sums already collected which exceeded permitted limits will be refunded to Borrower, without interest thereon. Lender may choose to make this refund by reducing the principal Borrower owes under this Note or by making a direct payment to Borrower. If a refund reduces principal, the reduction will be treated as a partial prepayment.

15. **DISCLOSURE AND INQUIRIES.** By signing this Note, Borrower agrees that Lender may disclose financial information to other Farm Credit System institutions. Borrower further authorizes Lender from time to time, to make such inquiries and gather such information as Lender deems necessary and reasonable to administer the loan. Lender is also authorized from time to time to make credit inquiries, verify credit, verify employment, and obtain credit agency reports regarding Borrower and Borrower's business.

16. **BORROWER'S AUTHORITY.** By signing this Note, Borrower warrants that Borrower has legal authority to enter into this transaction, that the terms and conditions of this Note and any Security Instrument executed in connection herewith do not contravene the terms and conditions of any other contract(s) of Borrower, that Borrower's representations in connection with this loan are true and accurate, and that Borrower is not involved in, or has any expectations of involvement in, any legal action that might impair Borrower's financial condition or ability to continue business.

17. **HAZARDOUS SUBSTANCE INDEMNITY.** Borrower indemnifies and agrees to hold Lender harmless from any losses or

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

damages suffered by Lender that arise from the release, threatened release, discharge, manufacture, use, storage, transportation or presence of any hazardous substance in connection with the business of Borrower or on any real property owned or occupied by Borrower, whether pledged as security for this Note or not. The indemnity covers the officers, directors, agents, and attorneys of Lender and extends to attorneys' fees and other costs and expenses incurred by Lender in connection with the foregoing. The term "**hazardous substance**" shall mean any material or substance which is now or hereafter considered hazardous or toxic or subject to any other deleterious classification under any federal, state, or local law. NOTWITHSTANDING ANY OTHER PROVISION OF THIS NOTE OR THE LOAN DOCUMENTS, THIS INDEMNITY SHALL SURVIVE REPAYMENT OF THE LOAN.

18. **OBLIGATIONS OF PERSONS UNDER THIS NOTE.** The liability of each Borrower executing this Note shall be that of co-maker and not that of an endorser, guarantor or accommodation party and shall be joint and several. The separate property of any married person executing this Note shall be liable for the loan and Indebtedness evidenced hereby.

19. **SPECIFIC WAIVERS OF EACH BORROWER.** The Indebtedness of each Borrower is independent of the Indebtedness of all other Borrowers. Each Borrower expressly waives any right to require Lender to proceed against any other Borrower, to proceed against or exhaust any Collateral, to pursue any remedy Lender may have at any time, and the benefit of any statute of limitations affecting its liability under this Note or any other Loan Document. Each Borrower waives any and all defenses by reason of: (a) any disability or other defense of any other Borrower with respect to the Indebtedness owed to Lender, (b) the termination for any reason whatsoever of the liability of any other Borrower, (c) any act or omission of Lender that directly or indirectly results in or aids the discharge or release of any other Borrower, any guarantor, or any security provided by any Borrower or guarantor, (d) the failure by Lender to perfect any security interest or lien on any Collateral, and (e) an election of remedies by Lender, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for this Note, has destroyed Borrower's rights of subrogation, contribution, reimbursement, indemnity, set off, or other recourse against another Borrower by the operation of Section 580d of the California Code of Civil Procedure or otherwise or under similar laws in other jurisdictions. To the extent any waiver of a right by Borrower hereunder may be contrary to applicable law, such waiver shall be deemed made to the extent allowed by such law. To the extent Nevada law applies, Borrower does not waive any right relating to the sale of real property provided under Nevada law.

19.1 **BORROWER FURTHER AGREES.** Each Borrower agrees that Lender may at any time, without notice, release all or any part of the Collateral securing this Note (including all or any part of the premises covered by any mortgage or deed of trust), grant extensions, change terms of payment, deferments, renewals or reamortizations of any part of the debt evidenced by this Note, and release from personal liability any one or more of the parties who are or may become liable for this debt; all without affecting the personal liability of any other party. Borrower and endorsers of this Note also severally waive any and all other defense or right of offset against the holder hereof. No Borrower shall have any right of subrogation, contribution, reimbursement, indemnity, set off, or other recourse and waives the benefit of, or any right to participate in any Collateral until such time as all of the obligations owed by Borrower to Lender under this Note shall have been paid in full. Each Borrower, to the extent it may lawfully do so, waives any defense under California anti-deficiency statutes, or comparable provisions of the laws of any other state to the recovery of a deficiency after a foreclosure sale of such property.

19.2 **BORROWER FURTHER REPRESENTS AND WARRANTS.** Each Borrower represents and warrants to Lender that it has established adequate means of obtaining from each other Borrower, on a continuing basis, information pertaining to the businesses, operations and conditions (financial or otherwise) of each other Borrower and its properties, and each Borrower now is and will be familiar with the businesses, operations and conditions (financial or otherwise) of each other Borrower and its properties. Each Borrower waives and relinquishes any duty on the part of Lender (if such duty exists) to disclose to any Borrower any matter, fact or thing related to the businesses, operations, or conditions (financial or otherwise) of any other Borrower or its properties. Without limiting the generality of the foregoing, each Borrower waives any defenses or rights arising under or of the kind described in California Civil Code sections 2795, 2808, 2809, 2810, 2815, 2819 through 2825 (inclusive), 2832, 2839, and 2845 through 2850 (inclusive) and similar laws in other jurisdictions.

20. **REAL ESTATE SECURED NOTE.** This Note is secured by a Security Instrument which describes how and under what conditions Trustor may be required to make immediate payment in full of all amounts owed under this Note. One of those conditions relates to any transfer of the property covered by the Security Instrument and to certain other transfers. Refer to each Security Instrument for the specific conditions and requirements. When the Security Instrument is a Deed of Trust, the Deed of Trust provides as follows:

DUE ON SALE OR TRANSFER. In the event the herein-described Property, (including any existing or subsequently acquired or created Water Asset), or any part thereof, or any interest therein, is transferred or agreed to be transferred,

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

without Beneficiary's prior written consent, all Indebtedness, irrespective of the maturity dates, at the option of the holder hereof, and without demand or notice, shall immediately become due and payable. As used herein, **"transferred"** means sold, conveyed, alienated, exchanged, transferred by gift, furthered encumbered, pledged, hypothecated, made subject to an option to purchase, or otherwise disposed of, directly or indirectly, or in trust, voluntarily or involuntarily, by Trustor or by operation of law or otherwise. Failure to exercise such option shall not constitute a waiver of the right to exercise this option in the event of subsequent transfer or subsequent agreement to transfer.

If Trustor is an entity other than a natural person (such as a corporation or other organization), then all Indebtedness, irrespective of the maturity date, at the option of Beneficiary, and without demand or notice, shall become immediately due and payable if: (a) a beneficial interest in Trustor is transferred; (b) there is a withdrawal or removal of a general partner of a partnership or a manager of a limited liability company; (c) there is a transfer in the aggregate of more than 25% of the voting stock of Trustor, if Trustor is a corporation, or there is a transfer in the aggregate of more than 25% of the partnership interests or membership interests, if Trustor is a partnership, limited liability company or similar entity; or (d) Trustor is dissolved or its existence as a legal entity is terminated.

21. **NO ORAL AGREEMENTS.** The representatives of Lender are not authorized to make any oral agreements or assurances. Do not sign this Note if you believe that there are any agreements or understandings between you and Lender that are not set forth in writing in this Note or the other Loan Documents.

22. **SUCCESSORS AND ASSIGNS.** This Note is binding on Borrower's and Lender's successors and assignees. Borrower shall not assign this Note without Lender's prior written consent. Lender may sell participations in or assign this Note, and may exchange financial information about Borrower with actual or potential participants or assignees. If a participation is sold or the Note is assigned, the purchaser will have the right of set-off against Borrower.

23. **SEVERABILITY.** If one or more of the provisions of this Note, any Security Instrument or any other Loan Documents should be deemed or held to be invalid, illegal, unenforceable or against public policy in any respect, the validity, legality, and enforceability of the remaining provisions shall not in anyway be affected or impaired.

24. **CAPTIONS.** Captions used in this Note are inserted only as a matter of convenience and for reference, and in no way define, limit or describe the scope or intent of any term or provision. As used herein, the word **"including"** means including without limitation and/or including but not limited to.

25. **APPLICABLE LAW.** Enforcement of this Note, any Security Instrument, and any other Loan Document executed in connection herewith shall be governed by and construed in accordance with federal laws to the extent applicable, and shall otherwise be governed by the laws of the state specified in the address of Lender, in Section 1, unless a Security Instrument specifies that it shall be governed by the laws of a different state, in which case the law of the state specified in the Security Instrument shall govern regarding the Security Instrument in question.

26. **REIMBURSEMENT OF CHARGES.** If any farm credit bank or any other provider of financing or funding to Lender shall assess against Lender any fee, cost, charge, or other amount with respect to the Indebtedness, Borrower shall reimburse Lender on demand for the amount thereof, regardless of whether such assessment arose from actions taken by Borrower.

27. **ENTIRE AGREEMENT; AMENDMENTS MUST BE IN WRITING.** This Note, any Security Instrument and modifications thereof, the Notice of Loan Approval, and any other Loan Document executed by Borrower in connection herewith, constitute the entire agreement between Borrower and Lender and supersedes all prior negotiations, communications, discussions, oral agreements, and promises concerning this loan. The Note shall not include any loan application or any written correspondence submitted by Borrower to Lender that has not been agreed to by Lender in writing. To the extent that any of the terms or provisions contained in this Note are inconsistent with those contained in the Notice of Loan Approval, or in any previous loan agreement, Security Instrument, agreement or Loan Document executed prior to this Note, the terms and provisions contained herein shall control. Otherwise, such provisions shall be considered cumulative. This Note may be amended or modified only by a written instrument executed by each party hereto. All exhibits to this Note are considered to be supplemental to and made a part of this Note.

28. **SPECIAL REPRESENTATIONS, WARRANTIES, CONDITIONS AND COVENANTS.**

Loan Number:	3779467
Customer Number:	0671772196

PROMISSORY NOTE AND LOAN AGREEMENT

28.1 JURY TRIAL WAIVER.
Borrower, guarantor(s) and Lender hereby waive their respective rights to a jury trial on any claim or cause of action based upon or arising out of this Agreement, the Loan Documents or any of the transactions contemplated therein, including contract claims, tort claims, breach of duty claims and all other common law or statutory claims. Borrower, guarantor(s) and Lender represent that each has reviewed this waiver and each knowingly and voluntarily waives its jury trial rights. In the event of litigation, a copy of this Agreement may be filed as a written consent to a trial by the court.

28.2 LOAN FEE.
The loan fee for this Loan is $1,000.00.

28.3 ANNUAL REPORTING.
Borrower shall furnish Lender as soon as possible, but in no event later than 120 days after each fiscal year, financial reports for each of the undersigned, including a balance sheet and a profit and loss statement.

28.4 PARTICIPATE.
Sacramento Valley Farm Credit, FLCA, has the right to participate any of your loan(s) with another lending institution. No Patronage will be paid on any loan or portion thereof that is participated.

28.5 APPRAISAL FEE.
An appraisal fee of $2,000.00 has been paid by the Borrower.

BY SIGNING, BORROWER ACKNOWLEDGES THAT BORROWER HAS READ AND AGREES TO THE TERMS OF THIS NOTE, INCLUDING THE LOAN AGREEMENT CONDITIONS, AND HAS RECEIVED A COMPLETED COPY OF THIS NOTE AND THE RELATED MORTGAGE, DEED OF TRUST OR OTHER SECURITY INSTRUMENTS WITH ALL APPLICABLE BLANKS FILLED IN PRIOR TO OR AS A PART OF THE CONSUMMATION OF THIS TRANSACTION.

Signature(s) Robert Allen Routon

Robert Allen Routon, Individually and as Trustee of The Routon Family Living Trust dated December 03, 2001

Sheila D. Routon

Sheila D. Routon, Individually and as Trustee of The Routon Family Living Trust dated December 03, 2001

INDORSEMENT – The within Note is hereby indorsed by the payee named in the body of said Note as if the name of the payee were actually executed under the indorsement.

PAY TO THE ORDER OF U.S. AgBANK, FCB, Wichita, Kansas

/05

APPENDIX D-4

2521001

State of California

SECRETARY OF STATE

I, *Kevin Shelley*, Secretary of State of the State of California, hereby certify:

That the attached transcript of ___ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUL 2 9 2003

Kevin Shelley

Secretary of State

Sec/State Form CE-107 (rev. 1/03)

OSP 03 74699

2521001

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JUL 2 8 2003

KEVIN SHELLEY
Secretary of State

ARTICLES OF INCORPORATION
OF
CHATEAU ROUTON, INC.

I.

The name of this corporation is Chateau Routon, Inc.

II.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name and address in the State of California of this corporation's initial agent for service of process is:

Robert Routon
2700 Omo Ranch Road
Fairplay, California 95684

IV.

This corporation is authorized to issue two classes of common shares, designated respectively "Common Stock" and Preferred Stock", and referred to either as Common Stock or Common shares and preferred Stock or Preferred shares, respectively.

V.

Common Stock may be issued from time to time in two series, "Series A Common Stock" and "Series B Common Stock". Ten Million (10,000,000) shares of Series A Common Stock may be issued. Ten Million (10,000,000) shares of Series B Common Stock may be issued. The rights, preferences, privileges and restrictions of Series A and Series B shall be equal and identical in all respects, unless otherwise provided by law, except that, the holders of shares of Series B Common Stock shall have and possess the exclusive right to notice of shareholders meetings, and the exclusive voting rights on all matters requiring a vote of the shareholders, including election of directors, except as otherwise provided by law. The Series A Common Stock shall not be entitled to notice of shareholders' meetings or to vote upon the election of directors or upon any other matters, except as otherwise provided by law.

108

VI.

The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted or imposed upon any wholly unissued series of Preferred shares and within the rights and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

VII.

The number of directors of the corporation shall not be less than three (3) nor more than five (5). The board of directors or shareholders shall fix the exact number of directors in the manner provided in the bylaws, within the limits specified above.

VIII.

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VII.

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

Dated: July 21, 2003

B. Paul Husband

B. Paul Husband, Incorporator

APPENDIX D-5

BY-LAWS

OF

CHATEAU ROUTON, INC.,

A California Corporation

ARTICLE I

OFFICES

Section 1. PRINCIPLE OFFICE. The principal office for the transaction of business of the corporation is hereby fixed and located at 2700 Omo Ranch Road, Fairplay, California 95684, County of El Dorado, State of California. The location may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places, either within or without California, as the Board of Directors may from time to time designate.

Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II

DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS. Subject to the provisions of the General Corporation Law and to any limitations in the Articles of Incorporation of the corporation relating to action required to be approved by the Shareholders, as that term is

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defined in Section 153 of the California Corporations Code, or by the outstanding shares, as that term is defined in Section 152 of the Code, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

Section 2. STANDARD OF CARE. Each Director shall perform the duties of a Director, including the duties as a member of any committee of the board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances. (Sec. 309)

Section 3. EXCEPTION FOR CLOSE CORPORATION. Notwithstanding the provisions of Section 1, in the event that this corporation shall elect to become a close corporation as defined in Sec. 158, its Shareholders may enter into a Shareholders' Agreement as defined in Sec. 186. Said Agreement may provide for the exercise of corporate powers and the management of the business and affairs of this corporation by the Shareholders, provided, however, such agreement shall, to the extent and so long as the discretion or the powers of the Board in its management of corporate affairs is controlled by such agreement, impose upon each Shareholder who is a party thereof, liability for managerial acts performed or omitted by such person pursuant thereto otherwise imposed upon Directors as provided in Sec. 300(d); and the Directors shall be relieved to that extent from such liability.

Section 4. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be not less than three (3); nor more than five (5) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote, as provided in Sec. 212.

Section 5. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the Shareholders by vote of the holders of Class B common stock, to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 6. VACANCIES. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

The holders of the Class B common stock may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 7. REMOVAL OF DIRECTORS. The entire Board of Directors or any individual Director may be removed from office as provided by Secs. 302, 303 and 304 of the Corporation Code of the State of California. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

Section 8. NOTICE, PLACE AND MANNER OF MEETINGS. Meetings of the Board of Directors may be called by the Chairman of the Board, or the President, or any Vice President, or the Secretary, or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained as required by Sec. 1500 of the Code by the Secretary or other Officer designated for that purpose.

Section 9. ORGANIZATION MEETINGS. The organization meetings of the board of Directors shall be held immediately following the adjournment of the annual meetings of the Shareholders.

Section 10. OTHER REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting:	10:00 a.m.
Date of Regular Meeting:	Third Tuesday of August of each year.

If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need to be given of such regular meetings.

Section 11. SPECIAL MEETINGS - NOTICES - WAIVERS. Special meetings of the Board may be called at any time by any of the aforesaid officers, i.e., by the Chairman of the Board or the President or any Vice President or the Secretary or any two (2) Directors.

At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) day prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

When all of the Directors are present at any Directors' meeting, however called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or (ii) if a majority of the Directors are present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minutes thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, or (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lack of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 12. SOLE DIRECTOR PROVIDED BY ARTICLES OF INCORPORATION OR BY-LAWS. In the event only one (1) Director is required by the By-

Laws or Articles of Incorporation, then any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the Directors shall be deemed to refer to such notice, waiver, etc., by such sole Director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

Section 13. DIRECTORS ACTION BY UNANIMOUS WRITTEN CONSENT. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 14. QUORUM. A majority of the number of Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 15. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 16. COMPENSATION OF DIRECTORS. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 17. COMMITTEES. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board, and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by Sec. 311.

Section 18. ADVISORY DIRECTORS. The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

Section 19. RESIGNATIONS. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III

OFFICERS

Section 1. OFFICERS. The Officers of the corporation shall be a President, a

Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasures, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article III. Any number of offices may be held by the same person.

Section 2. ELECTION. The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other Officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of an Officer under any contract or employment, any Officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting to the Board, or, except in case of an Officer chosen by the Board of Directors, by any Officer upon whom such power of removal may be conferred by the Board of Directors.

Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

Section 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filed in the manner prescribed in the By-Laws for regular appointments to that office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws. If there is no President, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article III.

Section 7. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the By-Laws.

Section 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

Section 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the Shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By-Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 10. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any Director.

This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-Laws.

ARTICLE IV

SHAREHOLDERS' MEETINGS

Section 1. PLACE OF MEETINGS. All meetings of the Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location be designated for that purpose from time to time by the Board of Directors.

Section 2. ANNUAL MEETINGS. The annual meetings of the Shareholders shall be held, each year, at the time and on the day following:

Time of Meeting:	9:00 a.m.
Date of Meeting:	Third Tuesday of August of each year.

If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be properly brought before the meeting.

Section 3. SPECIAL MEETINGS. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, a Vice President, the Secretary, or by one or more Shareholders holding not less than one-tenth (1/10) of the common shares then issued. Except as next provided, notice shall be given as for the annual meeting.

Upon receipt of a written request addressed to the Chairman, President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given, to the Shareholders entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of such request. If such notice is not given within twenty (20) days after receipt of such request, the persons calling the meeting may give notice thereof in the manner provided by these By-Laws or apply to the Superior Court as provided in Sec. 305(c).

Section 4. NOTICE OF MEETINGS - REPORTS. Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there be no such Officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

Such notices or any reports shall be given personally or by mail or other means of written communication as provided in Sec. 601 of the Code and shall be sent to the Shareholder's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of notice, and in the absence thereof, as provided in Sec. 601 of the Code.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which the Board at date of mailing, intends to present for action by the Shareholders. At any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.

If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation, in California, is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which such adjournment is taken.

Section 5. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance shall constitute a waiver of notice unless objection shall be made as provided in Sec. 601(e).

Section 6. SHAREHOLDERS ACTING WITHOUT A MEETING - DIRECTORS. Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation, provided, further, that while ordinarily Directors can only be elected by unanimous written consent under Sec. 603(d), if the Directors fail to fill a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

Section 7. OTHER ACTIONS WITHOUT A MEETING. Unless otherwise provided in the California Corporations Code or the Articles, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all Shareholders entitled to vote have been solicited in writing,

(1) Notice of any Shareholder approval pursuant to Secs. 310, 317, 1201 or 2007 without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

(2) Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent, to each of those Shareholders entitled to vote who have not consented in writing.

Any Shareholder giving a written consent, or the Shareholder's proxyholders, or a transferee of the shares of a personal representative of the Shareholder or their respective proxy-holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

Section 8. QUORUM. The holders of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

Section 9. VOTING. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholder has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit.

The candidates receiving the highest number of votes up to the number of

Directors to be elected are elected.

The Board of Directors may fix a time in the future not exceeding sixty (60) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment or rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, or to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 10. PROXIES. Every Shareholder entitled to vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of Secs. 604 and 705 of the Code and filed with the Secretary of the corporation.

Section 11. ORGANIZATION. The President, or in the absence of the President, any Vice President, shall call the meeting of the Shareholders to order, and shall act as chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appointment a chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding Officer may appoint any person to act as Secretary of the meeting.

Section 12. INSPECTORS OF ELECTION. In advance of any meeting of Shareholders the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any Shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

Section 13. (A) SHAREHOLDERS' AGREEMENTS. Notwithstanding the above provisions, in the event this corporation elects to become a close corporation, an agreement between two (2) or more Shareholders thereof, if in writing and signed by the parties thereof, may provide that in exercising any voting rights the shares held by them shall be voted as provided therein or in Sec. 706, and may otherwise modify these provisions as to Shareholders' meetings and actions.

(B) EFFECT OF SHAREHOLDERS' AGREEMENTS. Any Shareholders' Agreement authorized by Sec. 300(b), shall only be effective to modify the terms of these By-Laws if this corporation elects to become a close corporation with appropriate filing of or amendment to its Articles as required by Sec. 202 and shall terminate when this corporation ceases to be a close corporation. Such an agreement cannot waive or alter Secs. 158, (defining close corporations), 202 (requirements of Articles of Incorporation), 500 and 501 (relative to distributions), 11 (merger), 1201(e) (reorganization) or Chapters 15 (Records and Reports) or 16 (Rights of Inspection), 18 (Involuntary Dissolution) or 22 (Crimes and Penalties). Any other provisions of the Code or these By-Laws may be altered or waived thereby, but to the extent they are not so altered or waived, these By-Laws shall be applicable.

ARTICLE V

CERTIFICATES AND TRANSFER OF SHARES

Section 1. CERTIFICATES FOR SHARES. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued,; a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief financial Officer or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.

Any or all of the signatures on the certificate may be facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issue.

Section 2. TRANSFER ON THE BOOKS. Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST OR DESTROYED CERTIFICATES. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of the fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

Section 4. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 5. CLOSING STOCK TRANSFER BOOKS - RECORD DATE. In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action.

If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 6. LEGEND CONDITION. In the event any shares of this corporation are issued pursuant to a permit or exemption therefrom requiring the imposition of a legend condition, the person or persons issuing or transferring said shares shall make sure said legend appears on the certificate and shall not be required to transfer any shares free of such legend unless an amendment to such permit or a new permit be first issued so authorizing such a deletion.

Section 7. CLOSE CORPORATION CERTIFICATES. All certificates representing shares of this corporation, in the event it shall elect to become a close corporation, shall contain the legend required by Sec. 418(c).

ARTICLE VI

RECORDS - REPORTS - INSPECTION

Section 1. RECORDS. The corporation shall maintain, in accordance with generally accepted accounting principles, adequate and correct accounts books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office in the State of California, as fixed by the Board of Directors from time to time.

Section 2. INSPECTION OF BOOKS AND RECORDS. All books and records provided for in Sec. 1500 shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided in said Sec. 1600-1602.

Section 3. CERTIFICATION AND INSPECTION OF BY-LAWS. The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporations's principal executive office and shall be open to inspection by the Shareholders of the corporation at all reasonable times during office hours, as provided in Sec. 213 of the Corporations Code.

Section 4. CHECKS, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. CONTRACTS, ETC. – HOW EXECUTED. The Board of Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount, except as provided in Sec. 313 of the Corporations Code.

ARTICLE VII

ANNUAL REPORTS

Section 1. REPORT TO SHAREHOLDERS, DUE DATE. The Board of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal year, (the fiscal year end shall be June 30 of each year). This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of Article IV of these By-Laws for giving notice to Shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accountants or, if there is no such report, the certificate of an authorized Officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

Section 2. WAIVER. The annual report to Shareholders referred to in Section 1501 of the California General Corporation Law is expressly dispensed with so long as this corporation shall have less than one hundred (100) Shareholders. However, nothing herein shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the Shareholders of the corporation as they consider appropriate.

ARTICLE VIII

AMENDMENTS TO BY-LAWS

Section 1. AMENDMENT BY SHAREHOLDERS. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation.

Section 2. POWERS OF DIRECTORS. Subject to the right of the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 1 of this Article VIII, and the limitations of Sec. 204(a)(5) and Sec. 212, the Board of Directors may adopt, amend or repeal any of these By-Laws other than a By-Law or amendment thereof changing the authorized number of Directors.

Section 3. RECORD OF AMENDMENTS. Whenever an amendment or new By-Law is adopted, it shall be copied in the book of By-Laws with the original By-Laws, in the appropriate place. If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

ARTICLE IX

CORPORATE SEAL

The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the year or date of its incorporation, and the work "California."

ARTICLE X

MISCELLANEOUS

Section 1. REFERENCES TO CODE SECTIONS. "Sec." references herein refer to the equivalent Sections of the California Corporations Code effective January 1, 1977, as amended.

Section 2. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 3. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 4. INDEMNIFICATION AND LIABILITY. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extend permissible under California law.

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnifications set forth in Section 204 of the California Corporations Code.

Section 5. ACCOUNTING YEAR. The accounting year of the corporation shall be fixed by resolution of the board of Directors.

CERTIFICATE OF ADOPTION OF BY-LAWS

ADOPTION BY INCORPORATOR(S) OR FIRST DIRECTOR(S).

The undersigned person(s) named in the Articles of Incorporation as the Incorporator(s) or First Director(s) of the above named corporation hereby adopt the same as the By-Laws of said corporation.

Executed this 31st day of July, 2003.

B. PAUL HUSBAND

CERTIFICATE BY SECRETARY

I DO HEREBY CERTIFY AS FOLLOWS:

That I am the duly elected, qualified and acting Secretary of the above named corporation, that the foregoing By-Laws were adopted as the By-Laws of said corporation on the date set forth above by the person(s) named in the Articles of Incorporation as the Incorporator(s) or First Director(s) of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this 31st day of July, 2003.

Secretary

APPENDIX D-6

AGENCY AGREEMENT

1. PARTIES

The parties to this agreement are James Olsen, Olsen Wine Consulting, P.O. Box 500, Almo, California 94507 (hereinafter "OLSEN") and Chateau Routon, Inc., a California corporation, located at 2800 Omo Ranch Road, Fair Play, California 95684 (hereinafter "CRI").

2. PURPOSE

WHEREAS, OLSON has contracted with CRI to serve as CRI's winemaster; and

WHEREAS, OLSON presently hold all licenses necessary to legally buy, sell, transport, store and make wine in California; and

WHEREAS, CRI is a winery in a start-up stage of its operations; and

WHEREAS, CRI wishes to make wine as soon as possible by purchasing appropriate bulk wine, mixing and bottling it; and

WHEREAS, CRI is in the process of preparing applications for licenses from relevant state and federal authorities to enable it to make, store, sell, buy and transport wine, but presently CRI does not have the licenses which enable it to perform the winemaking and related activities described above; and

WHEREAS, OLSEN and CRI mutually wish to make arrangements by means of this Agency Agreement whereby OLSEN will purchase appropriate bulk wine, have it transported to a bottling facility, mix the wine, and have it bottled utilizing labels which would be suitable for use by CRI, and make it available for CRI to acquire for purposes of sale by CRI upon CRI's obtaining the necessary licenses;

THEREFORE, the parties agree as set forth below:

3. OLSEN shall act as a disclosed agent for CRI in performing his duties under this Agreement.

4. OLSEN shall establish a separate bank account for money to be received and from where checks can be written in order to accomplish the purposes of this Agreement.

5. OLSEN agrees that no other funds shall be placed in said account, except for funds transferred to him by CRI. OLSEN agrees that there will be no co-mingling of money which he obtains from CRI and any other funds from any other source in said bank account.

6. CRI shall deposit mutually agreed amounts of money into the separate bank account in OLSEN's name described in the previous paragraph, to enable OLSEN to purchase bulk wine, transport, mix, bottle and store wine on CRI's behalf.

7. CRI hereby grants OLSEN a license to use its trademark, Chateau Routon™, only in connection with CRI business, and to sub-license the use of CRI's trademark, Chateau Routon to a bottler, solely in connection with activities undertaken pursuant to this Agreement. OLSEN agrees to use and/or license use of CRI's trademark, Chateau Routon, subject to inspection rights and quality control rights in CRI, consistent with CRI's obligations concerning the maintenance of its own trademark.

8. OLSEN is authorized on behalf of CRI to:

a. Purchase wine;
b. Transport wine;

c. Bottle wine; and

d. Store wine.

e. Purchase barrels, barrel racks as necessary for wine storage.

9. CRI will pay all authorized expenses, and hold OLSEN harmless from any claims, demands, and/or judgments based upon authorized expenses incurred hereunder.

10. Authorization for expenses shall be in writing and obtained by OLSEN prior to committing to make any purchases and/or other obligations which relate to this Agreement. Authorization for expenses must be signed by an officer of CRI.

11. OLSEN agrees not to sell, transfer, hypothecate and/or otherwise encumber wine and/or any other property of CRI and/or in which CRI has a beneficial interest, including but not limited to wine and other property acquired by OLSEN as CRI's agent hereunder, except to CRI, unless a duly authorized officer of CRI consents in writing.

Dated: 3/13, 2004

CHATEAU ROUTON, INC.

JAMES OLSEN

By Robert Allen Routon
ROBERT ALLEN ROUTON, President

APPENDIX D-7

140

Independent Contractor Agreement

This Agreement is made between Chateau Routon, Inc. ("Client"), with a principal place of business at 2800 Omo Ranch Road, Fair Play, CA 95684, and Vines, Vows and Beyond ("Contractor"), with a principal place of business at 8181 Folsom Blvd., Space 112, Sacramento, CA 95826.

1. Services to be Performed

Contractor agrees to perform the following services: Event Facility Coordinator. This would entail, contact with potential customer to disseminate site information, meeting at site to show facility, coordinating and collecting fees, coordinating with customer for rental of equipment, dishes, etc., being on site for events, and making referrals to vendors as needed. Contractor will inform Client of any obvious repairs needed to insure a safe environment for customers.

2. Payment

In consideration for the services to be performed by Contractor, Client agrees to pay Contractor at the rate of 20% of total fees collected for rental of event facility including cleanup fees, equipment rental fees, and referral fees.

3. Terms of Payment

Upon completing Contractor's services under this Agreement, Contractor shall submit an invoice. Client shall pay Contractor within 30 days from the date of Contractor's invoice.

4. Late Fees

Late payments by Client shall be subject to late penalty fees of 5 % per month from the due date until the amount is paid.

5. Expenses

Contractor shall be responsible for all expenses incurred while performing services under this Agreement unless specifically asked by the Client who shall reimburse Contractor for the following expenses that are directly attributable to work performed under this Agreement:

- travel expenses other than normal commuting, including airfares, rental vehicles and highway mileage in company or personal vehicles at 37.5 cents per mile
- telephone, fax, online and telegraph charges
- postage and courier services
- printing and reproduction
- computer services, and
- other expenses resulting from the work performed under this Agreement.

Contractor shall submit an itemized statement of such expenses. Client shall pay Contractor within 30 days from the date of each statement.

6. Materials

Contractor will furnish all materials and equipment used to provide the services required by this Agreement.

7. Term of Agreement

This agreement will become effective when signed by both parties and will terminate on the earlier of:

- the date a party terminates the Agreement as provided below.

8. Terminating the Agreement

Either party may terminate this Agreement at any time by giving 30 days written notice of termination. Contractor shall be entitled to full payment for services performed prior to the date of termination.

9. Independent Contractor Status

Contractor is an independent contractor, not Client's employee. Contractor's employees or subcontractors are not Client's employees. Contractor and Client agree to the following rights consistent with an independent contractor relationship.

- Contractor has the right to perform services for others during the term of this Agreement.
- Contractor has the sole right to control and direct the means, manner and method by which the services required by this Agreement will be performed.
- Contractor has the right to hire assistants as subcontractors, or to use employees to provide the services required by this Agreement.
- The Contractor or Contractor's employees or subcontractors shall perform the services required by this Agreement.
- Neither Contractor nor Contractor's employees or subcontractors shall receive any training from Client in the skills necessary to perform the services required by this Agreement.
- Client shall not require Contractor or Contractor's employees or subcontractors to devote full time to performing the services required by this Agreement.
- Neither Contractor nor Contractor's employees or subcontractors are eligible to participate in any employee pension, health, vacation pay, sick pay or other fringe benefit plan of Client.

10. Local, State and Federal Taxes

Contractor shall pay all income taxes and FICA (Social Security and Medicare taxes) incurred while performing services under this Agreement. Client will not:

- withhold FICA from Contractor's payments or make FICA payments on Contractor's behalf
- make state or federal unemployment compensation contributions on Contractor's behalf, or
- withhold state or federal income tax from Contractor's payments.

The charges included here do not include taxes. If Contractor is required to pay any federal, state or local sales, use, property or value added taxes based on the services provided under this Agreement, the taxes shall be separately billed to Client. Client shall be responsible for paying any interest or penalties incurred due to late payment or nonpayment of any taxes by Client.

11. Exclusive Agreement

This is the entire Agreement between Contractor and Client.

12. Modifying the Agreement

This Agreement can be re-evaluated every three months as the business grows to determine if the hours Contractor puts in are consistent with realistic compensation fees and/or Client expectation of services.

This Agreement may be modified only in writing signed by both parties.

13. Resolving Disputes

If a dispute arises under this Agreement, the parties agree to first try to resolve the dispute with the help of a mutually agreed-upon mediator in Sacramento, Amador, or El Dorado Counties. Any costs and fees other than attorney fees associated with the mediation shall be shared equally by the parties. If it proves impossible to arrive at a mutually satisfactory solution through mediation, the parties agree to submit the dispute to a mutually agreed-upon arbitrator in Sacramento, Amador, or El Dorado Counties. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction to do so. Costs of arbitration, including attorney fees, will be allocated by the arbitrator.

14. Limited Liability

NEITHER PARTY TO THIS AGREEMENT SHALL BE LIABLE FOR THE OTHER'S LOST PROFITS, OR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER IN AN ACTION IN CONTRACT OR TORT, EVEN IF THE PARTY HAS BEEN ADVISED BY THE OTHER PARTY OF THE POSSIBILITY OF SUCH DAMAGES.

15. Notices

All notices and other communications in connection with this Agreement shall be in writing and shall be considered given as follows:

- when delivered personally to the recipient's address as stated on this Agreement;
- three days after being deposited in the United States mail, with postage prepaid to the recipient's address as stated on this Agreement; or
- when sent by fax or electronic mail, such notice is effective upon receipt provided that a duplicate copy of the notice is promptly given by first class mail, or the recipient delivers a written confirmation of receipt.

16. No Partnership

This Agreement does not create a partnership relationship. Neither party has authority to enter into contracts on the other's behalf.

17. Applicable Law

This Agreement will be governed by the laws of the State of California.

18. Assignment

Contractor may not assign or subcontract any rights or delegate any of its duties under this Agreement without Client's prior written approval.

Signatures

Client: *Chateau Routon, Inc.*

By: ______________________________
Signature

Typed or Printed Name: **Robert Allen Routon**

Title: Chief Executive Officer

Date: ______________________________

Contractor: *Vines, Vows and Beyond*

By: ______________________________
Signature

Typed or Printed Name: **Linda Sordi**

Title: Sole Proprietor

Date: ______________________________

APPENDIX D-8

McNab Ridge
WINERY

2002 BOTTLING / PACKAGING AGREEMENT

This agreement is made this 3rd day of December, 2002 between McNab Ridge Winery (Winery) and Olsen Wine Consulting (Client).

TERMS AND CONDITIONS:

1. CLIENT AGREES TO THE SCHEDULE OF FEES AN SERVICES, KNOWN AS **EXHIBIT "A" (attached).**

2. EACH PARTY WARRANTS THAT THEY ARE IN COMPLIANCE WITH ALL APPLICABLE FEDERAL (B.A.T.F) AND STATE OF CALIFORNIA (A.B.C) LICENSING REQUIREMENTS.

3. CLIENT SHALL PROVIDE THE WINERY WITH A CERTIFICATE OF INSURANCE FOR CLIENT'S PROPERTY, WHICH INCLUDES, BUT IS NOT LIMITED TO BULK WINE AND PERSONAL PROPERTY, IN STORAGE AT THE WINERY. ALL SAID PROPERTY WILL BE COVERED BY CLIENT'S INSURANCE.

4. BILLING FOR WINERY SERVICES SHALL BE SEMI-MONTHLY. PAYMENT FOR SERVICES SHALL BE NET 30 DAYS. PAST DUE ACCOUNTS SHALL BE CHARGED A LATE FEE OF 1.5% ON THE UNPAID BALANCE. **ALL FEES SHALL BE PAID IN FULL PRIOR TO REMOVAL OF PRODUCTS AND SUPPLIES BY CLIENT.**

5. CLIENT SHALL BE RESPONSIBLE FOR ALL GOVERNMENT LEVIED ASSESSMENTS.

6. **TERM OF AGREEMENT.** THIS AGREEMENT SHALL TERMINATE ON AUGUST 31, 2003 UNLESS EXTENDED AND AGREED TO IN WRITING BY BOTH PARTIES PRIOR TO THE ANNIVERSARY DATE.

7. **FORCE MAJEURE.** NEITHER WINERY OR CLIENT SHALL BE RESPONSIBLE OR LIABLE IN ANY WAY FOR ANY DEFAULT IN THE PERFORMANCE HEREOF ARISING DIRECTLY OR INDIRECTLY FROM CAUSES BEYOND THE CONTROL OF THE WINERY OR CLIENT INCLUDING, BUT NOT LIMITED TO FIRE, FLOOD, WAR, EMBARGO, STRIKE, BOYCOTT, LOCKOUT, LABOR DIFFICULTY, ACCIDENT, EXPLOSION, RIOT, INSURRECTION, SHORTAGE OF FUEL OR OTHER MATERIALS, MECHANICAL BREAKDOWN, ACTS OF GOD OR EXPROPRIATION OF WINERY BY GOVERNMENTAL AUTHORITY, OR FOR ANY FAILURE OF ANY KIND IF THE SAME SHALL BE CAUSED IN ANY WAY BY FEDERAL OR OTHER GOVERNMENT AUTHORITY.

8. **WINE QUALITY DISCLAIMER.** WINERY MAKES NO REPRESENTATIONS OR WARRANTY REGARDING THE CONDITION OF THE WINE BEING BOTTLED PURSUANT TO THIS AGREEMENT, UNLESS SUCH WINE HAS BEEN PROCESSED AT THE WINERY, IN WHICH CASE WINERY IS OBLIGATED TO PROVIDE COMPETENT WINEMAKING IN ACCORDANCE WITH PREVAILING QUALITY STANDARDS IN THE CALIFORNIA WINE INDUSTRY. WINERY MAKES NO REPRESENTATIONS OR WARRANTY REGARDING THE MERCHANTABILITY OF THE WINE, THAT THE WINE IS NOT CONTAMINATED OR ADULTERATED WITHIN THE MEANING OF THE CALIFORNIA FOOD AND AGRICULTURAL CODE. OR THAT IT IS PURE WITHIN THE MEANING OF THE FEDERAL PURE FOOD AND DRUG ACT. WINERY MAKES NO REPRESENTATIONS AND IS NOT RESPONSIBLE FOR CORK TAINT, OXYGEN LEVELS, FILL LEVEL FLUCTUATION DUE TO STORAGE OR ANY OTHER DEFECT IN WINE. WHICH IS CAUSED BY AN ACT OUTSIDE THE DIRECT CONTROL OF WINERY. WINERY MAKES NO REPRESENTATIONS OR WARRANTY REGARDING CORK OR GLASS STERILITY. IN ADDITION, BECAUSE WINE QUALITY IS STRONGLY AFFECTED BY FACTORS OUTSIDE THE CONTROL OF ANY WINERY, SUCH AS GROWING CONDITIONS AND SEASONAL VARIATION, WINERY MAKES NO WINE SENSORY QUALITY REPRESENTATIONS OR WARRANTY, INCLUDING BUT LIMITED TO, TASTE AND AROMA.

9. **OWNERSHIP OF GOODS.** THE CLIENT REPRESENTS AND WARRANTS TO THE WINERY THAT THE CLIENT HAS LAWFUL POSSESSION OF THE LEGAL RIGHT AND AUTHORITY TO STORE ALL OF THE PROPERTY DESCRIBED IN THIS AGREEMENT. ALL BULK WINE PROGRAM WINES MUST BE REMOVED BY JULY 1ST UNLESS CONTRACTED FOR BOTTLING. IF CLIENT HAS NOT REMOVED WINE(S) BY JULY 1ST, CLIENT AGREES TO ALLOW WINERY TO REMOVE, TRANSFER, OR OTHERWISE DISPOSE OF THE WINE(S) AT CLIENT'S COST, INCLUDING, BUT NOT LIMITED TO, TRANSPORTATION, LABOR COSTS, AND OUTSIDE STORAGE AND PROCESSING FEES.

2350 McNab Ranch Road, Ukiah, CA 95482 • Phone 707-462-2423 • Fax 707-462-9263

McNab Ridge
WINERY

10. **WAREHOUSE'S LIEN.** IT IS AGREED THAT THE WINERY WILL HAVE A GENERAL LIEN AGAINST THE CLIENT AND ANY AND ALL PROPERTY DEPOSITED WITH IT, OR HERETOFORE OR HEREAFTER DEPOSITED WITH IT, AND ON THE PROCEEDS FROM THE SALE THEREOF FOR ALL CHARGES PROVIDED HEREIN, INCLUDING STORAGE CHARGES, CLAIMS FOR MONEY ADVANCED, INTEREST, INSURANCE, TRANSPORTATION, LABOR, DUNNAGE, WRAPPING, WEIGHING, COOPERING, AND ALL OTHER CHARGES AND EXPENSES IN RELATION TO SUCH PROPERTY OR ANY PART THEREOF, FOR ALL EXPENSES NECESSARY FOR PRESERVATION OF THE PROPERTY, ALL REASONABLE CHARGES AND EXPENSES FOR NOTICE AND ADVERTISEMENT OF SALE AND SALE OF THE PROPERTY WHERE DEFAULT HAS BEEN MADE, AND FOR ALL COSTS INCLUDING COURT COSTS AND REASONABLE ATTORNEY'S FEES IN COLLECTING CHARGES OR ENFORCING THIS LIEN, OR DEFENDING ITSELF IN THE EVENT THE WINERY IS MADE PARTY TO ANY LITIGATION CONCERNING THE STORED PROPERTY. THE CLIENT PROMISES TO PAY ALL CHARGES UPON DEMAND WHEN DUE AND THE WINERY MAY, AT ITS OPTION, BRING SUIT FOR DELINQUENT CHARGES WITHOUT FIRST FORECLOSING ITS LIEN. IF CLIENT IS IN DEFAULT ON PAYMENTS IN EXCESS OF THIRTY (30) DAYS, WINERY MAY SELL CLIENT'S PRODUCT AT THE WINERY IN SUFFICIENT QUANTITIES TO PAY FOR SUCH DEFAULT. ANY SALE SHALL BE AT MARKET RATES, WHICH WILL BE DETERMINED BY WINERY CONTACTING A BROKER IN THE INDUSTRY. NO SALE WILL OCCUR WITHOUT WINERY GIVING CLIENT AT LEAST 5 DAYS NOTICE OF INTENT TO SELL. SUCH NOTICE NEED NOT SPECIFY THE TERMS OF THE SALE, ONLY THAT IT WILL BE AT MARKET RATES.

11. **OTHER.** THIS AGREEMENT SHALL BE INTERPRETED ACCORDING TO THE LAWS OF CALIFORNIA. IN THE EVENT OF A DISPUTE BETWEEN THE PARTIES TO THIS AGREEMENT, WHICH INCLUDES A COLLECTION EFFORT BY EITHER PARTY, THE PLACE OF PERFORMANCE SHALL BE UKIAH, CALIFORNIA, AND THE PREVAILING PARTY IN THE COURT OF LAW SHALL BE ENTITLED TO REASONABLE ATTORNEY'S FEES AND OTHER COSTS AS MAY BE FIXED BY THE COURT. THIS AGREEMENT SHALL BE BINDING UPON AND INURE TO THE BENEFIT OF THE HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS OF THE PARTIES. NEITHER PARTY TO THIS AGREEMENT SHALL BE RESPONSIBLE FOR LIABLE IN ANY WAY FOR ANY DEFAULT IN THE PERFORMANCE HEREOF ARISING DIRECTLY OR INDIRECTLY FROM CAUSES BEYOND THE CONTROL OF SUCH PARTY.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THE AGREEMENT TO BE EXECUTED AS OF THE DATE FIRST ABOVE WRITTEN.

WINERY: [signature]	12/3/2002	CLIENT: [signature]	12/3/2002
Richard Parducci for PLC,LLC, d.b.a. McNab Ridge Winery	DATE	Jim Olsen for Olsen Wine Consulting	DATE

2350 McNab Ranch Road, Ukiah, CA 95482 • Phone 707-462-2423 • Fax 707-462-9263

APPENDIX D-9

DEPARTMENT OF AGRICULTURE
WEIGHTS AND MEASURES

WILLIAM J. STEPHANS
Agricultural Commissioner
Sealer of Weights and Measures

311 Fair Lane
Placerville, CA 95667
(530) 621-5520
(530) 626-4756 FAX
eldcag@atasteofeldorado.co

May 20, 2004

Robert Routon
Chateau Routon
2700 Omo Ranch Rd.
Somerset, CA 95684

Mr. Routon:

From the information provided to this office I can state that you are the largest grower of Portugal wine grape varietals in the Fair Play Viticulture Appellation.

Sincerely,

W. J. Steph

WILLIAM J. STEPHANS
Agriculture Commissioner
Sealer of Weights and Measures

APPENDIX D-10

Evaluation of

Chateau Routon, Fair Play, CA

Business Opportunity

A Report by
David Bradwell, Ph.D..
Consulting Economist

August 3, 2004

Table of Contents

Evaluation of
Chateau Routon, Fair Play, CA.
Business Opportunity

I. Introduction

This report was prepared by David Bradwell, Ph.D., economic consultant of Pinole, CA. at the request of Mr. Robert Routon, founder and President of Chateau Routon Inc., the "Company", a proposed integrated vineyard and winery and associated public meeting place for wedding ceremonies and receptions, corporate and professional gatherings and private parties. The report examines the four essentials of a successful business plan, namely, Materiel, Marketing, Management and Money.

In other words, are the physical resources, equipment, and facilities adequate to carry out the desired plan? Have potential consumers and the channels through which they may be reached been identified? Have labelling, packaging, price structures, and freight issues been examined?

Does the management possess the requisite skills and motivation to create a viable work team? And, will the expected revenues be adequate to cover expected expenses and provide a competitive return on investment?

II. Conclusions

1. The Company's management has assembled an experienced professional team with the diversified background needed to bring this project from an exciting concept into physical reality.

2. The proposed Chateau Routon development, with the employment of average management skills should prove profitable for its investors and founders.

3. The Company's management have selected a niche market in the overall market for California wines which is comparatively under-developed, namely the production of Portuguese style port wines. This variety of wine appeals to the sophisticated, mature drinker. Such persons constitute a growing segment of the State and the Nation's demographic composition.

4. The Routon's manifold friends and business contacts in the construction and insurance fields and in the breeding of purebred, prize-winning Arabian horses position them favorably among a discerning, affluent group who would welcome the opportunity to be associated with such a project, as investors and as members of an exclusive wine club.

5. The Planning Department of El Dorado County looks favorably on this project as an innovative approach to increasing personal income and employment in the County while enhancing the physical environment and making sustainable and profitable use of the County's hillside agricultural land.

6. Our overall professional opinion is that notwithstanding any recent downturn in certain segments of the wine industry, this project contains all the right ingredients to be socially and financially highly successful.

III. Description of the Project

The project consists of a developing vineyard specializing primarily in Portuguese style port wine grapes and a winery for the processing of these grapes and housing of a tasting room and meeting room for weddings and other events.

It will be the first winery on the Omo Ranch Road for persons entering the Fair Play agricultural and wine producing area from Sacramento and points West. Omo Ranch Road is in Southern El Dorado County, California, facing the foothills to the Sierra Nevada mountain range. At least eleven other wineries are located in the 'Fair Play" area. This is sufficient to provide a critical mass for wine tasting tours and limousine services have been established for this purpose.

The distinctive building will be clearly visible from the Omo Ranch Road. Access to and from the proposed winery provides good visibility in both directions. The Ascension Arabian Horse Ranch owned by Mr. & Mrs. Routon adjoins the winery site. Over thirty purebred Arabian foals and mares grazing in the fields add to the scenic beauty of the site. Behind the winery is a tree-lined creekbed which will be landscaped for the enjoyment of the winery's visitors.

While port wine will constitute the flagship product of the Winery, Barbera, Petit Syrah, Zinfandels, and other varieties will be produced, not only from the Chateau's vineyards, but from other neighboring wine grape growers, and other select sources.

The Fair Play Area in particular and Southern El Dorado County, plus adjacent Amador County are being discovered as locations producing high quality wines.

The developing vineyards on the slopes adjoining the Ascension Arabians Ranch are particularly suited in respect to soil conditions, climate and topography for the growing of Portuguese style port wine. This recommendation was made after an exhaustive study by members of the Enology Department of the University of California, Davis, and then implemented by the founders with excellent initial results.

IV. Methodology

1. Initial Consultation
The Consultant met with the founder, reviewed the Architect's working drawings and was taken for a visit to the site, including the hillside overlooking the winery site and proposed additional wine grape growing acreage.

2. Field Survey
The Consultant surveyed the Fair Play area to determine what facilities would be competitive with or complementary to Chateau Routon. Since Chateau Routon is producing a unique variety of wine for that appellation there is no direct and immediate competition for the winery's products.

There are a few locations, notably Fitzpatrick Winery and the Barkley Homestead, that have sleeping accommodations for members of a bridal party that may wish to stay in the area immediately before or after a ceremony at the Chateau Routon.

3. Internet Research
The Consultant conducted an extensive Internet search for information on winemaking in general and port wine making in particular and reviewed his archival records on wine production.
A series of computer program modules were written to estimate the costs and revenues associated with the three revenue generating components of the project, namely the sale of wine grapes, the sale of port wine, plus the hosting and organization of weddings, and other events.

4. Report Preparation
This report was prepared based on the results of these investigations. Separate spreadsheets were prepared for the vineyard, the winery, and the proposed Events Program as well as a Consolidated Income Statement and Estimate of Capital Requirements.

V. Marketing

1. Wine Grapes
Wine grapes from the Company's surplus to the needs of the proposed winery will be sold to other wineries. Wine grapes from the Routon's neighboring Ascension Farms vineyard destined for the Chateau Routon winery will be available at a discount below contemporary market prices.

2. Fine Wines
Chateau Routon wines will be marketed through the following channels:
a) By sales on a regular basis to the Corporation's investors and wine club members.
b) By sales to persons discovering the winery and its products through word of mouth advertising and signing up for regular deliveries of cases of port wine.
c) By on-line ordering from an appropriate internet website.
d) By visits to the Winery's tasting room.
e) Through contact with the winery through attendance at weddings and other events held at the winery.
f) Through sales to religious organizations for sacramental purposes.

Our current analysis of the potential market suggests that sales through distributorships will be neither necessary nor desirable. Items a) through f) above all offer a higher markup than could be achieved through a distributor network.

The tasting room will provide a welcoming atmosphere with suitable motifs associated with the production and consumption of Port Wine. Other varieties of wine will be available for visitors with other varietal preferences. Also, pictures, clothing, pottery and other items will be available for purchase in the tasting room.
The tasting room will have other items for sale including lithographs displaying the flora and fauna of the Chateau Routon and associated Ascension Arabians horse ranch. The landscaped creekside area will include ponds for the cultivation of koi and water lilies and include paths for walking and areas for relaxation.

3. Weddings and other Events
Wineries are becoming increasingly popular and fashionable for weddings and receptions. Rental fees as low as $1,000 plus $17.00/guest for unlimited wine or soft drinks are available in the Livermore and Napa Valleys. Prices as high as $7,500 are charged at well known wineries with fully equipped event centers.

In the year 2001 there were over 200,000 weddings in California, not including the substantial number of California residents who make their way to Reno or Las Vegas, Nevada for their weddings.

The average California wedding costs $20,000, of which approximately $2,700 is spent on hiring the facilities in which the wedding and reception take place.

The cost elements of a wedding include:

The bride's, bridesmaids' and groom's attire
Hair, Make-up & Nails
Floral boutonnieres, bouquets and displays
Photographer and/or videographer
A Minister
A wedding advisor or coordinator
Food and wine
Stationery, invitations, etc.
Music and entertainment
Order of Service
Rings and other jewelry

Chateau Routon will provide this service ranging from "Day of the Wedding" coordination to Full Service Wedding Planning and Purchasing Assistance. The wedding coordinator will cooperate with family members and outside wedding coordinators to ensure that the bridal party and guests enjoy a memorable, safe and happy event at the Chateau.

These services are generally supplied by small businesses and individual entrepreneurs. Chateau Routon will maintain a roster of proven companies and individuals whose names will be made available to interested couples. These firms and individuals will pay a royalty or commission to the Chateau for the referral.

5. Professional Meetings
Architects, attorneys, chiropractors, physicians, realtors, teachers, and other professional groups need a location away from their daily round of activities, to keep up with developments on their respective fields. Chateau Routon will provide an ideal environment for such meetings, particularly for groups located in the Greater Sacramento area, but also for Bay Area groups.

6. Accommodations
No overnight accommodation is currently planned for the Chateau Routon. However, there is plenty of overnight lodging available in the area including:

The Shenandoah Inn in Plymouth, California
The Fitzpatrick Winery in the Fair Play area
The Barkley Homestead in the Fair Play area
Hotels & motels in Sutter Creek, Jackson & Placerville

VI. About the Product

1. The Unique History of Port Wine
Port Wine has a long and honorable history. The Douro region of Portugal has made fine wines for hundreds of years and some of the original families are still engaged in the trade. Port wine came to prominence when the conflict between the British and the French reached a point where supplies of wine from the Bordeaux Region of France were cut off and the British upper classes turned to Portugal for their wine supplies. (See Appendices)

2. Comparative Consumption Statistics
Britain, to this day remains a major importer of port wine. In 2002 Britain imported 1,046,000 cases or 12.6 million 750ml bottles of port vs. 4.9 million bottles by the United States.With a population only 20% of the United States, Britain consumed one bottle of imported port per year for every 4.3 persons, while the United States consumed the equivalent of one bottle for every 51.2 persons/year. Clearly, the potential for increasing U.S. per capita and total consumption is very high.
Port wine consumption in the United States is in fact growing. 1998 consumption was 4.3 million bottles vs. 4.8 million bottles in 2002, an increase of 3%/year. Thus, the annual increase in United States imported port wine consumption exceeds Chateau Routon's initial production by a factor of four. An attractive website is planned having links to other regional and wine industry sites. This will make Chateau Routon a nation and world serving facility in addition to its regional markets.

3. Interpolation for Local Markets
Another way of assessing the market potential of Chateau Routon Port would be to look at the population of Sacramento County, the San Francisco Bay Area and the State of California.W

Location		Sacramento	Bay Area	California
Population		1,269,000	5,500,000	34,501,000
Estimated Annual Consumption of Imported Port Wine	Bottles	24,785	107,422	673,850
	Cases	2,066	18,952	56,154

We may conclude from the above figures that penetration of the Bay Area market for imported port to the extent of 17%, or the statewide market to the extent of 5%, will completely absorb Chateau Routon's output. In the import market there is a direct product comparison and a price and delivery advantage for Chateau Routon. Determining the extent to which Chateau Routon port will make inroads into the markets for other fine wines, or capture new wine drinkers, is more speculative at this stage.

VII. Proposed Staffing

There are two distinct components to consider in the staffing of the project. The founders will be the common factor in both teams.

1) The Design/Construction Team
2) The Operations Team

1) Design/Construction Team
Robert Routon has selected an experienced team of professionals to design the project and guide it through its construction phase. The Routons, who have had successful business experience in a diversity of agricultural and service businesses, will maintain an active overview of all aspects of the Vineyard operation and development.

The Design/Construction Team includes:
Robert & Sheila Routon, Founder, President and Secretary of the Company, respectively.
Neil Moore, P.E. Engineer of Record

James Whitmarsh, Assoc A.I.A., Building Designer
Keith Delapp, P.E. Civil Engineer
Martha McDonnell, P.E., Geotechnical Consultant
David Kantz, P.E.& Geologist, Waste Water Engineer
B. Paul Husband, Esq. Attorney of Record

Resumes of the project team can be made available on request.

2) Operations Team
The Company management will set guidelines for and approve and monitor the annual budgets of the Vineyards and Winery and have final authority in respect to the selection, promotion, demotion or release of all key employees.

They will use their manifold business contacts in the sale of the corporation's common stock and approve and monitor key banking and other external professional relationships.

For operational purposes the corporation will hire the following professional staff:

a) Vineyard Manager
Overseeing of the vineyard development and management will be the responsibility of a consulting vineyard manager drawn from a short list recommended by the Department of Enology at the University of California, Davis.

He/she will be responsible for the establishment and maintenance of the vineyard including selection of nursery stock, configuration of trellises and irrigation systems, irrigation and pruning programs, detection and eradication of disease conditions, estimation of crop yields, testing for sugar content, fertilization, mowing, harvesting and other related duties.

b) Winemaker/Winery Manager
An experienced winemaker will be hired with a proven record in the field.
The Winery Manager will work closely with the Vineyard Manager in respect to harvest timing, management of the crush; supervision of fermentation, storage, bottling and management of the wine inventory, arranging shipping schedules, plus overall financial management of the winery. In that regard he/she will be assisted by a full-time administrative assistant/bookkeeper.

c) Senior Sales Person
A wine salesperson with a proven track record will be hired to develop and implement the wine marketing program.

His/her responsibilities will include:
Recommending the stocking, decoration and staffing of the tasting room
Managing the wine club roster and ensuring punctual deliveries
Recommending advertising and other promotional programs
Observing industry conditions affecting pricing and other policies
Encouraging selected retail outlets to carry a full range of Chateau Routon wines

d) Events Coordinator/Wedding Planner
The events coordinator's responsibility will be to locate, schedule and assist wedding parties and other groups seeking day use rental of the Chateau. He/she will contract to serve as a wedding coordinator

when the bridal party requires this service and to cooperate with external wedding planners already selected. He/she will maintain an up-to-date listing of all competent local providers of wedding and events related services and monitor their performance at each event. He/she will prepare an annual revenue and expenditure budget and recommend advertising and promotional programs to maximize group use of the winery and hilltop facility. This position will be filled by an independent contractor working on a payment by results basis.

The founders, the vineyard manager, the winery manager and the marketer will constitute the core management team of Chateau Routon. They will be assisted by clerical and blue collar staff as indicated in Tables 1-3.

VIII. Governmental Regulation / Approval

Traffic flow, disposal of waste materials, impact on water supplies have been taken into account in the design process, so that a Negative Declaration is anticipated for Environmental Review purposes.

The facility wll be subject to Licensing and Inspection by the State of California and the Alcohol, Tobacco and Firearms Division of the U.S. Treasury.

The corporation was incorporated under the laws of the State of California.
An Offering Circular in conformity with standard practices has been prepared by the corporation's attorney.

IX. Risk Factors

1. Climate & Weather Conditions
Like all agricultural operations, wine grape production is subject to the vagaries of the weather. Late frosts, high or low rainfall, inadequate hours of sunshine can all impact the volume and quality of the grapes produced.

2. Over- and Under-Production
The total revenues of Chateau Routon could be adversely affected by excessively low or excessively high production. A shortfall in production reduces vineyard and winery output, and unless prices can be increased proportionately, leads to a reduction in revenues.

On the other hand, a glut in production for the wine industry as a whole, forces prices down, again potentially reducing profits.

3. Imitators
In its early years Chateau Routon will be sheltered against these effects, in that:
a) There is a 3-5 year time lag in converting acreage from the production of one variety of grape to another, and
b) Port wine is an exceptionally long lived wine, and can be kept 20, 30, or more years without spoiling, so a large inventory can smooth out the cash flow.

4. Insect - and airborne Viral & Bacterial Infestation
Grape vines are subject to various pests such as phlloxera, Pierce's Disease, Leaf Roll, etc.

However, the Fair Play area is subject to annual frosts and with the growth in organic production, the kinds of disease outbreaks that have decimated long established vineyards in warmer areas are less likely to occur.

5.Health Warnings
The consuming public periodically receive health scares in which a product like wine, and particularly a fortified, high alcohol content wine like port receives negative publicity from health researchers.

6. Fashion/Fad Factors
Similarly, wine varieties go through phases of favor and disfavor with the consuming public, influenced by wine writers pointing to new trends. In this regard, the many unique qualities of Chateau Routon make it highly likely that one or more publicists will pick up the "Chateau Routon Story." However, such free advertising must be considered strictly temporary and the Corporation itself will need to promote vigorously to maintain any such spike in sales volume.
7. Eventual Management Transition
The founders, Robert and Sheila Routon have been very successful in a number of challenging businesses. As they approach their retirement years, the ability of their sons and the key executive staff to remain a cohesive, creative team will significantly impact the bottom line of the Corporation.

8. Lack of Legal Product Protection
While copyright protection can be secured for the label, the product and associated production processes are not patentable. All successful trends attract imitators. In lieu of patent protection, we have the possibility in the initial years of building up a brand image that gives the Fair Play appellation and the Chateau Routon label an unassailable level of brand loyalty.

9. Quality Control
The essence of maintaining a positive public image of the label will be the maintenance of high standards of quality control in the vineyard and the winery. Also, all public contact employees need to be well screened and trained in the maintenance of courteous and businesslike attitudes.

X. Capitalization:

Two groups of investors are envisaged for the project, each receiving up to 500,000 shares with a share price of $10.00 per share. In other words the estimated maximum capitalization of the project is at a $10,000,000 (ten million dollars) level. The project can proceed on a reduced scale through the sale of 250,000 shares.
Group A investors will acquire up to 500,000 shares at $10.00 each with a minimum individual commitment of 500 shares. Group A will not have voting rights.
Group B will also receive 500,000 shares and possess voting rights and will make the following contributions to the project:
1) Feasibility.Studies, Planning and Design:
a) Searching in Fair Play and other Californian appellations for a suitable site for the vineyards and winery.
b. Conducting regional analyses, climate studies, soil tests and comparative analyses with other wine producing regions on a global basis to determine the optimum varieties for the chosen location.
c) In-depth consultation with a team of experts from University of California, Davis to prepare a detailed report on the wine producing capabilities of the area.

d) Having established the preferred varieties and the production potential, locating the various elements of the planning and design team, including architects, civil and mechanical engineers, hydrologists, enologists, accounting and legal specialists for the creation of the winery and associated vineyard.
e) Entering into negotiations with El Dorado County officials regarding the proposed change in land use and estimating associated traffic, water and air resource impacts.
f) Determining State and Federal regulatory requirements in respect to the manufacture, storage, labelling and sale of on- and off-premise sales of alcoholic beverages.
g) Creation of an Offering Circular, Articles of Incorporation and By-Laws for the proposed Corporation which will own and operate the project.
h) Selection of a winemaker and other key personnel for the proposed project.
i) Locating potential investors for the proposed project.
The total time expended on the above, primarily by Mr. and Mrs. Routon, over almost a decade, is in excess of 5,500 hours. Mr. and Mrs. Routon's billing rate for these services already sunk into the project is imputed to be 100.00/hour. On certain projects Mr. Routon's billing rate is $250.00/hour. This totals $550,000 in personal services.
2) Provision of a Call Option on the Existing Ascension Farms Vineyard's Production:
Mr. and Mrs. Routon have developed grape acreage on the slopes adjoining the proposed development, growing varieties of Zinfandels, Tintacou, Torega, Sousal and Berberra grapes, all premium wine grapes, virtually unavailable elsewhere in the Fair Play area. A Call Option granting CRI a 10% discount from the market value of all grapes supplied by AFV is estimated to have a present value in perpetuity of $182,600.

3) Value Of 30 year Lease on a 30 acre parcel adjoining Ascension Farms, with extension to 50 Years:
This parcel will contain t he Chateau structure itself, including public assembly areas and wine production facilities, the associated parking lot, a tree shaded creekside walk, and the vineyard.
The value of a 50 year lease does not differ significantly from the value of the land in fee simple.
The property is appraised at $475,000.

4) Provision of Suitable Ambience:
The contiguous property, owned by Mr. and Mrs. Routon, Ascension Farm, provides an important intangible benefit to the subject property in the form of the ambience provided by grazing purebred Arabian horses. No valuation of this benefit has been attempted.

5) Summation of Contributions of Mr. and Mrs. Routon to the Project:

1) Feasibility Studies, Planning and Design:	$550,000
2) Provision of a Call Option on port wine grape supply	$1,610,000
3) Value Of 30 year Lease, renewable for an additional 20 years:	$475,000
Total:	$2,535,000

XI. Estimated Revenues & Expenditures

1. Conversion Factors & Production Parameters
In the following tables certain productivity assumptions are made and vineyard units of product differ from winery units.

One acre produces 4-6 tons of grapes annually with a long term average of 5.0 tons/acre
The wine volume is assumed to be 80% of the grape tonnage
A case of wine consists of 12 750 ml bottles

12 x 750 ml = 9 liters per case = 2.37 U.S. gallons
One U.S. gallon = 3.79 liters
One barrel = 60 U.S. gallons
One U.S. gallon = 8.337 lbs of juice
So, one ton of grapes is equivalent to 2000 x 0.8/(8.337x2.37) = 81 cases of wine.

Initial capacity of the winery is expected to be 3,000 cases/year, increasing over the ten year period of the analysis to 15,000 cases/year.
Year One of the attached projections is assumed to be the year following completion of the Chateau building.

The tables which follow are based on a ten year projection of the revenues and expenditures associated with the creation, development and marketing of the products of a vertically integrated Vineyard+Winery operation, with associated indoor and outdoor places for corporate, professional, private meetings, weddings, birthday parties and other events.

2. Vineyard
The vineyard growth projections (see Table 1) are based on an existing 12 acres of productive vineyard with the addition of at least 25 acres in three increments. The vineyard production will be phased to match the growth in demand for the products of the winery.

3. Winery
The revenue and expenditure estimates for the winery shown in Table 2 assume a growth rate in production and sales of 20%/year increasing from an initial 3,000 cases/year to 15,000 cases/year.

4.Events
The Events related revenues and expenditures are found on Table 3. Starting with an average of one event/week, events are assumed to expand to the equivalent of 173 weddings in the tenth year.

5. Consolidated Profit & Loss Statement
In Table 4 the before tax profits from the preceding three tables are summarized and the estimated expenses of the working board members, plus corporate insurance subtracted to arrive at an overall before tax profit picture.

We expect the Corporation to achieve a net profit of $897,485in its fifth year of operation and before tax profits to exceed $2.5 million/year by its tenth year.

6. Capital Requirements
The capital requirements listed in Table 5 are based on the Architect and Engineers' estimates of the cost of developing the winery and associated vineyards.

7. Company Valuation
In Table 5 an estimate is made of the value of the Corporation in its fifth year of operation, using the 'Bank of America' method for determining the value of closely held companies.

While the Chateau Routon is expected to have between 500 and 1,000 stockholders, an active market in its shares after the initial distribution seems unlikely.

XI. Bibliography

All of the references below are accessible on the Internet via Google.com or other Internet browser.

____________	Winery Costs & Returns, Tranquility Vineyards, LLC.
____________	Commercial Vineyard Establishment Costs
____________	Starting a Vineyard in Sonoma County, U.C. Cooperative Extension
____________	Sample Costs to Establish a Vineyard and Produce Wine Grapes, Lake County, CA. U.C. Cooperative Extension
____________	Sample Costs to Establish a Vineyard and Produce Wine Grapes, Sacramento River Delta, CA. U.C. Cooperative Extension
____________	The Relevance of Due Diligence for Winery Operators
____________	The Impact of Input Costs on Winery Profits
____________	How a Winery Operates, Duckhorn Winery
John Bergman	Analyzing a Vineyard Investment
Chris Stamp	The Dollars and Sense of Starting a Small Winery
Richard Nagaoka	Vineyard Development Costs in 1999
Richard B. Stevens	Vineyard Costing Model, Horticultural Management Group

XII. Statistical Tables

XIII. Appendices

Note: Internet extracts have been renumbered at the top center of each page. The page numbers below refer to these numbers, not the original article page numbering.

Table 1
Chateau Routon
Vineyard Operations
Profit & Loss Statement

Item	Yr 1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10
A. Production:										
CRI Acreage:										
01Acres Planted-Block 1	8	8	8	8	8	8	8	8	8	8
02Acres Planted-Block 2	0	8	8	8	8	8	8	8	8	8
03Acres Planted-Block 3	0	0	9	9	9	9	9	9	9	9
04Acres Planted-Total	8	16	25	25	25	25	25	25	25	25
Crop Yields:										
05Block 1 Yield -Tons/ac	0	0	2	3	4	5	5	5	5	5
06Block 2 Yield -Tons/ac	0	0	0	2	3	4	5	5	5	5
07Block 3 Yield -Tons/ac	0	0	0	0	2	3	4	5	5	5
Total Production:										
08Production - Block 1	0	0	16	24	32	40	40	40	40	40
09Production - Block 2	0	0	0	16	24	32	40	40	40	40
10Production - Block 3	0	0	0	0	18	27	36	45	45	45
11Total Production-by CRI	0	0	16	40	74	99	116	125	125	125
12Total Production-by AFV	60	60	60	60	60	60	60	60	60	60
13Available Tonnage	60	60	76	100	134	159	176	185	185	185
B. Distribution:										
14CRI Winery Reqmts	50	58	67	77	89	103	120	138	160	185
15Winery Price ($/ton)	1395	1395	1395	1395	1395	1395	1395	1395	1395	1395
16External Sales ($/ton)	1550	1550	1550	1550	1550	1550	1550	1550	1550	1550
17Prodn for CRI by AFV	50	58	51	37	15	4	4	13	35	60
18Prodn for Winery by CRI	0	0	16	40	74	99	116	125	125	125
19Excess Production by AFV	10	2	9	23	45	56	56	47	25	0
C. Revenues:										
20CRI Revenues from Winery	0	0	22320	55800	103230	138105	161820	174375	174375	174375
21AFV Revenues from Winery	69750	80652	70937	52033	21457	6070	4889	18390	48518	83355
22Winery Cost of Grapes	69750	80652	93257	107833	124687	144175	166709	192765	222893	257730

162

Table 1
Chateau Routon
Vineyard Operations
Profit & Loss Statement

Item	Yr 1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10
D. Production Costs:										
Unit Costs/Acre:										
23Weeding/Spraying Exp/ac.	61	61	61	61	61	61	61	61	61	61
24Fertilization Exp/ac.	125	125	125	125	125	125	125	125	125	125
25Disease/Insect Control Ex	150	150	150	150	150	150	150	150	150	150
26Canopy Management Exp/ac.	205	205	205	205	205	205	205	205	205	205
27Dormant Pruning Exp./ac.	120	120	120	120	120	120	120	120	120	120
28Replanting Exp/ac.	50	50	50	50	50	50	50	50	50	50
29Vineyard Mgmt Exp/ac.	150	150	150	150	150	150	150	150	150	150
30Irrigation Expenses	50	50	50	50	50	50	50	50	50	50
31Total/acre Expenses	911	911	911	911	911	911	911	911	911	911
Harvesting Costs:										
32Harvestng Exp $/ton	65	65	65	65	65	65	65	65	65	65
33Total Land Expenses	18220	25508	33707	33707	33707	33707	33707	33707	33707	33707
34Total Crop Expenses	3900	3900	4940	6500	8710	10335	11440	12025	12025	12025
35Total Expenses	22120	29408	38647	40207	42417	44042	45147	45732	45732	45732
36CRI Expenses	7288	14576	23815	25375	27585	29210	30315	30900	30900	30900
37AFV Expenses	14832	14832	14832	14832	14832	14832	14832	14832	14832	14832
E. Profit/Loss:										
38CRI Vineyard Net Profit	-7288	-14576	-1495	30425	75645	108895	131505	143475	143475	143475

Table 2
Chateau Routon
Winery Operations
Profit & Loss Statement

Item	Yr 1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10
A. Production Inputs:										
01Grapes Purchased (tons)	50	58	67	77	89	103	120	138	160	185
02Wine Produced(Gallons)	8,000	9,250	10,696	12,368	14,301	16,536	19,121	22,109	25,565	29,560
03Cost of Grapes ($/ton)	1,395	1,395	1,395	1,395	1,395	1,395	1,395	1,395	1,395	1,395
04Total Cost of Grapes	69,750	80,652	93,257	107,833	124,687	144,175	166,709	192,765	222,893	257,730
05Crush/Filtration $/gall	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
06Storage Charges $/gall	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
07Crush/Filtration $	1,200	1,388	1,604	1,855	2,145	2,480	2,868	3,316	3,835	4,434
08Storage Charges $	2,000	2,313	2,674	3,092	3,575	4,134	4,780	5,527	6,391	7,390
B. Market Allocations:										
09Percent Bottled	90	90	90	90	90	90	90	90	90	90
10Percent Bulk	10	10	10	10	10	10	10	10	10	10
11No. of Bottles	36,303	41,977	48,537	56,124	64,895	75,038	86,766	100,328	116,008	134,140
12No of Cases	3,025	3,498	4,045	4,677	5,408	6,253	7,230	8,361	9,667	11,178
13No of Barrels	13	15	18	21	24	28	32	37	43	49
C. Unit Costs:										
14Bottles+Cases $/unit	0.9	0.9	0.9	0.9	0.9	0.9	1.0	1.0	1.0	1.0
15Corkage $/unit	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
16Labels $/unit	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
17Total Unit Cost	1.0	1.0	1.0	1.1	1.1	1.1	1.1	1.1	1.2	1.2
18 60gall Barrel/unit	600	612	624	637	649	662	676	689	703	717
19Cost of Bottles	36,303	42,816	50,498	59,559	70,245	82,848	97,713	115,245	135,922	160,310
20 Cost of Barrels	8,000	9,435	11,128	13,125	15,480	18,257	21,533	25,397	29,953	35,328
2Winemaker	42,000	42,840	43,697	44,571	45,462	46,371	47,299	48,245	49,210	50,194
22Helpers(2)	24,000	24,480	24,970	25,469	25,978	26,498	27,028	27,568	28,120	28,682
23Salesperson/Manager	45,000	45,900	46,818	47,754	48,709	49,684	50,677	51,691	52,725	53,779
24Sec/Bookkeeper	15,000	15,300	15,606	15,918	16,236	16,561	16,892	17,230	17,575	17,926
25Wage Expense	9,000	9,180	9,364	9,551	9,742	9,937	10,135	10,338	10,545	10,756
26Utilities	36,000	36,720	37,454	38,203	38,968	39,747	40,542	41,353	42,180	43,023
27Supplies /gall	0.5	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.6	0.6
28Supplies Total	4,000	4,718	5,564	6,563	7,740	9,129	10,766	12,698	14,977	17,664

164

Table 2
Chateau Routon
Winery Operations
Profit & Loss Statement

Item	Yr 1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10
29Telephone	1,800	1,836	1,873	1,910	1,948	1,987	2,027	2,068	2,109	2,151
30Promotional Materials	25,000	25,500	26,010	26,530	27,061	27,602	28,154	28,717	29,291	29,877
31Freight/Transportation	35,000	35,700	36,414	37,142	37,885	38,643	39,416	40,204	41,008	41,828
32Total Costs	354,053	378,777	406,931	439,076	475,862	518,053	566,540	622,363	686,733	761,073
D. Sales:										
33Retail Sales %	55	56	57	58	60	61	62	63	64	66
34Wine Club Sales %	45	44	43	42	40	39	38	37	36	34
35Retail Sales $/Case	264	269	275	280	286	291	297	303	309	316
36Wine Club Sales $/Case	198	202	206	210	214	219	223	227	232	237
37Bulk Sales $/Barrel	940	959	978	998	1,017	1,038	1,059	1,080	1,101	1,123
38Retail Sales $	439,261	528,437	635,713	764,773	920,023	1,106,798	1,331,486	1,601,803	1,926,980	2,318,177
39Wine Club/ Sales $	269,546	310,139	356,434	409,142	469,018	536,894	613,642	700,192	797,482	906,477
40Bulk Sales $	12,533	14,782	17,434	20,563	24,252	28,603	33,735	39,788	46,927	55,346
41Other Revenues $	10,000	10,200	10,404	10,612	10,824	11,041	11,262	11,487	11,717	11,951
42Total Revenues	731,340	863,558	1,019,985	1,205,090	1,424,117	1,683,336	1,990,125	2,353,270	2,783,105	3,291,952
E. Profit/ Loss:										
43Net Profit Winery	377,288	484,780	613,054	766,014	948,255	1,165,283	1,423,585	1,730,907	2,096,372	2,530,880

165

Table 3
Chateau Routon
Weddings/Events
Profit & Loss Statement

Item	Yr 1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10
A. Revenues:										
01No of Events	50	58	66	76	87	101	116	133	153	176
02Fee per Event	1800	1836	1873	1910	1948	1987	2027	2068	2109	2151
03Event Fees	90000	105570	123834	145257	170386	199863	234439	274997	322572	378377
04Other Services	18000	18360	18727	19102	19484	19873	20271	20676	21090	21512
05Gross Revenues	108000	123930	142561	164359	189870	219737	254710	295674	343662	399888
B. Expenses:										
06CommissionsPer Cent	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0
07Total Commissions	21600	24786	28512	32872	37974	43947	50942	59135	68732	79978
08Janitorial/Event	200	204	208	212	216	221	225	230	234	239
09Janitorial inc. wage Exp.	10000	11730	13759	16140	18932	22207	26049	30555	35841	42042
10Supplies/Event	220	224	229	233	238	243	248	253	258	263
11Ttotal Supplies	11000	12903	15135	17754	20825	24428	28654	33611	39425	46246
12Marketing/Office Exp.	12000	12240	12485	12734	12989	13249	13514	13784	14060	14341
13Total Expenses	54600	61659	69891	79499	90720	103831	119159	137085	158059	182607
C: Profit/Loss:										
14Net Profit Events	53400	62271	72669	84859	99150	115906	135552	158589	185603	217282

166

Table 4
Chateau Routon
Consolidated Statement
Profit & Loss

Item	Yr 1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10
01WINEYARD NET PROFIT	-7,288	-14,576	-1,495	30,425	75,645	108,895	131,505	143,475	143,475	143,475
02WINERY NET PROFIT	377,288	484,780	613,054	766,014	948,255	1,165,283	1,423,585	1,730,907	2,096,372	2,530,880
03EVEBTS SNET PROFIT	53,400	62,271	72,669	84,859	99,150	115,906	135,552	158,589	185,603	217,282
04NET PROFIT FROM OPERATIONS	423,400	532,475	684,228	881,298	1,123,050	1,390,084	1,690,642	2,032,971	2,425,450	2,891,637
05BOARD EXPENSES	150,000	153,000	156,060	159,181	162,365	165,612	168,924	172,303	175,749	179,264
06INSURANCE % OF NET PROFITS	0.050	0.052	0.053	0.055	0.056	0.058	0.060	0.061	0.063	0.065
07INSURANCE $	21,170	27,422	36,295	48,151	63,200	80,574	100,936	125,015	153,624	188,646
08TOTAL CORPORAATE EXPENSES	171,170	180,422	192,355	207,332	225,565	246,187	269,860	297,318	329,373	367,910
09NET PROFIT BEFORE TAXES	252,230	352,053	491,873	673,966	897,485	1,143,898	1,420,782	1,735,653	2,096,077	2,523,727

167

Table 5

Chateau Routon
Estimated Fifth Year Valuation

A. Estimated Capital Requirements:

01 Unimproved Land	475000
02 Bldg Constn	1400000
03 Landscaping	100000
04 Road+Parking	100000
05 Fees, Permits	61000
06 Septic Sys Waste Storage	48000
07 Winery Eqpt	255000
08 Vineyard Development	500000
09 Soft Costs: Legal Arch Eng	168000
10 Total Fixed Capital Reqmts	3107000

B. Fifth Year Valuation:

Assume return on fixed capital = 8.0%/year

Assume return on Goodwill = 20%/year

Fifth year annual Net Profit = $897,485 (From Table 4)
(See page 17)

8% of $3,107,000 = $248,560

Residual Earnings: $897,485 - $248,560
= $648,925

Value of Goodwill:

$697,485 / 0.20 = $3,244,625

Total Value = Value of Fixed Capital + Value of Goodwill
= $ 3,107,000 + $3,244,625
= $6,351,625, increasing to $14.5 million in the tenth year.

C. Value of Call Option on Ascension Farm Vineyards' Grapes:

With a Call Option from AFV, CRI is assured of at least 60 tons/year of a variety not otherwise available in the Fair Play area.
CRI's own vineyard will have no port wine grape production until the third year.
Thereafter, up to the maximum production of CRI and AFV vineyards combined, the long run utilization of AFV grapes will depend on market conditions.
The Present Value of this AFV input in perpetuity is estimated to be $1,610,000.

DOURO E PORTO 001756 GARANTIA

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Late Bottled Vintage (LBV)
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Cultivation of the Vine

The characteristics of the **climate**, topography e **soil** in the **Douro** affect the degree to whicl resources can be profitably used and the activities that develop around them.

It was the co-existence of several types of quality wine in the Demarcated Region of the determined the need for the criteria that are applied to selecting and sharing the musts that a in the region.

Thus, of the entire amount of land under vines, only 26 000 ha are authorised for Port Wine. Tl are considered appropriate for this wine are selected according to a criteria of quality based o **Method**,and classified according to a scale of quality that ranges from A to F. This method cc climatic and agricultural parameters that are important in determining the quality poten vineyard. Vines must be at least 5 years old before they can be considered as apt to produc Furthermore, the benefício coefficient that is attributed to a vineyard is calculated on the registered characteristics of each vineyard.

Viticulture, the main activity of most farmers in the region, takes place under particul climateric conditions, on stony soil that cannot be put to any other use.

Before a vineyard can be planted on the very steep slopes, the land has to be **shap terraces**.The manner by which the vines are **trained** is the one that best overcomes tl imposed upon them by the climate, the soil, the needs of the plants and the production goals.

In many cases, almond and olives trees are planted around the edges of the vineyards.

Assessment of vineyards Scoring Method

Factors considered	Minimum score	Maximum score
Soil and Climate		
Location	-50	600
Altitude	-900	240
Slope of land	1	101
Bedrock	-400	100
Rough matter	0	80
Exposure	-30	100
Shelter	0	60
Agricultural		
Yield	-900	120
Vine stock	-300	420
Planting density	-50	50
Training system	-500	100
Age	0	60

Classification of parcels

Class	Score
A	>1200
B	between 1001 and 1200 points
C	between 801 and 1000 points

D	between 601 and 800 points
E	between 401 and 600 points
F	between 201 and 400 points

Preparation of the land

Man's role was fundamental to the creating of the terraces that are so typical of the entire regic



Before the advent of the phylloxera that first appeared in t 1862, vineyards consisted of 1-2 rows of vines planted . irregularly-shaped terraces. These terraces were "torn in strip top to the bottom of the hillsides, their retaining walls wei stones and rocks, their height depended on the slope of the lε earth had to be worked to prepare the soil for planting. ' density was 3000 to 3500 vines per hectare.



Phylloxera is a microscopic insect - a nematode - that attacks the roots of European vines, causing serious damage to vineyards. Chemicals are not very effective in the fight against this plague. Although in the past carbon sulfide was injected into the soil with some result, it has proven ineffective in most vineyards. The only way to overcome this situation is to use phylloxera-resistant rootstock (American vines) upon which European vines are grafted.



AAfter the phylloxera epidemic, the devastated small terraces, ı were abandoned and new, wider and steeper terraces were t without supporting walls and allowing for a greater plan (approximately 6000 vines per hectare). It was then, too, th were planted according to the natural slope of the land. Mec impossible on these terraces as there are no or few access rc steeper vineyards are heavily planted. Because of this and the labour that this type of terraces implies, these have little by lit abandoned.

The introduction of mechanisation to the region at the end of the 60's and early 70's led to the of a new system.



These are horizontal terraces with eartern supporting walls, each bearing 1-2 rows of vines planted far enough apart for a small tractor to move between them and with a low planting density of some 3000 to 3 500 vines/ha. Given the need of large plots of land for this type of vineyard, it is not suitable for smallholdings.



Even more recently, as an alternative to the wide terraces, vines are being planted in vertical rows rising up the steeper hillsides (the so-called vinhas ao alto). With a plar similar to that of traditional vineyards, some 4 500 to 5 000 p this system is better adapted to small plots of land with up to and can be worked by mechanical means using pulleys oı tractors.

Methods for Training the Vines

Traditionally, the vines in the region are grown low, close to the ground. The single or doubl unilateral and bilateral cordons are the methods most frequently used for training the vines. 1 be occasionally found but this method is not commonly used nor is it permitted for Port Wine.

Training Method	N° of buds/vine	Type of Pruning
Simple Guyot	5 - 6	Short
Double Guyot	8 - 12	Mixed
Unilateral cordon	8	Mixed
Bilateral cordon	12	Mixed

Although traditionally vines reach a height of 1 metre, today the top may be as much as 1m
above the ground. The first wire is placed at a height of approximately 0m60 and this is fo
single or double wire 30-35 cm above it, as a first support for the shoots, and the last wire, th
1m40 to 1m50 from the ground.

Cultivation Practices

The **cultivation practices** (digging, scarifying, weeding, debudding, fertilizing, spraying agair
pests, pruning and grafting) are the same as those used in other winemaking regions, althou
much more difficult to perform in the Douro due to the rigorous climate and the topography of t

Weed Control

Mixed techniques in which the soil is dug over around the vines (by mechanical means wh
and herbicides are applied. Usually two applications of herbicide and two or three diggings.

Digging in: Few farmers do not apply herbicides, limiting themselves to digging in the weeds.
apply herbicides around the vines and dig in the weeds in the space between rows.

Cultivation

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
Fertilization		x	x							
Tying of shoots to wires				x	x	x				
Digging around vines			x	x						
Cont. ripening/Vintage								x	x	x
Removal of excess shoots							x			
Debudding					x	x				
Laying out of training wires and posts			x	x						
Grafting			x							
Digging around vines	x									
Application of herbicides		x	x			x	x			
Pruning	x	x								
Plowing of soil between rows							x	x		
Replanting	x	x								
Spraying against fungi and pests.				x	x	x				

Varietals

The wide range of types of vines that exist in the Douro and that adapt themselves to different climatic conditions is proof of the Region's ability to offer optimal conditions for vines. The varietals, most of them native to the region, are grafted onto different types of **rootstock**, chosen according to their compatibility with the varietal and the characteristics of the soil in which they are to be planted.



The types of vines that may be planted in the Region, as is the case in all demarc
is regulated by a Decree-Law that lists the authorized varietals, those that are re
and the percentage percentage according to which each may be planted.

Today, winemakers have chosen to plant fewer, carefully chosen varietals
vineyards. The most noteworthy red wine varietals are: Tinta Amarela, Tinta B
Roriz, Touriga Francesa, Touriga Nacional and Tinto Cão; predominant white gr
are Malvasia Fina, Viosinho , Donzelinho and Gouveio.

As regards productivity, the vines grown in the Region are not known for their high yield. The maximum authorized yield is of 55 hl/ha (approximately 7 500 Kg/ha). Average yield is of approximately 30 hl/ha (4 100 kg/ha).

White Grape Varieties		Red Grape Varieties	
Minimum 60%	**Maximum 40%**	**Minimum 60%**	**Maximum 4(**
Esgana Cão	Arinto	Bastardo	Cornifesto
Folgasão	Boal	Mourisco Tinto	Donzelinho
Gouveio ou Verdelho	Cercial	Tinta Amarela	Malvasia
Malvasia Fina	Côdega	Tinta Barroca	Periquita
Rabigato	Malvasia Corada	Tinta Francisca	Rufete
Viosinho	Moscatel Galego	Tinta Roriz	Tinta Barca
	Donzelinho Branco	Tinto Cão	
	Samarrinho	Touriga Francesa	
		Touriga Nacional	

Rootstock

The most frequently used rootstock following the phylloxera invasion was the Rupestris dı hybrids of Berlandieri with Riparia (420-A, SO4) and of Berlandieri with Rupestris such as R9ς 1103 P, and also 196-17, were introduced. The former are used in deeper and cooler soils and hot, dry and rocky slopes.

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Often Used Terms

On Portugal Wine Labels

Adega - Originally a wine cellar or cave often used now to simply indicate a wine producer

Branco - A white wine.

Bruto - Dry sparkling wine.

Casta - Grape variety.

Casta predominante - Predominant grape variety.

Colheita - The year of vintage.

Engarrafado por - Bottled by.

Engarrafado na Origem or na Quinta - Estate bottled wine.

Engarrafado na Regiao - Bottled in the region of origin but not from any particular property or vineyard.

Carrafa - A wine bottle - meia-garrafa: a half-bottle.

Carrafao - A 5-liter jug of basic quality table wine.

Garrafeira Literally a wine cellar. But this is also a legal term indicating, for a red wine, lengthy aging in bulk (two years) and bottle (one year). White wines must be aged six months in bulk and six months in bottle before release. A garrafeira is a producer's top wine. Its quality depends on the producer's standards.

Quinta - A vineyard with a dwelling and vinification facilities. Roughly equivalent to the French term "chateau."

Produzido por - Produced by.

Reserva - A reserve wine which has met certain legal requirements. The terms especial and partrcular added to this term have no legal definition; they are just embellishments.

Seco - Dry most often seen on white wine labels.

Meio-Seco - Half-dry - usually indicates an off-dry or slightly sweet Vinho Verde or sparkling wine.

Tinto - Red Wine.

Vinho - Wine.

Vinha - Vineyard.

Vinho Espumante - sparkling wine made by one of several natural methods, usually the classic methode champenoise.

Vinho Espumoso - Artificially carbonated sparkling wine.

Pittsburg Post-Gazette, touting truth in advertising as the best reason for health considerations on wine labels.

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Understanding Wine Labels (Part 1)

THE BASICS

The label on a bottle of wine undergoes more regulatory and creative scrutiny than perhaps any label on any other commodity. After a design is created and selected, the label must pass muster from the government agency that controls wine production as well as the various government agencies controlling importation and sale in every country where the wine is distributed.

There are collectors of wine labels who don't consume wine and consumers of wine who base their purchases entirely on the appeal of the labels. Understanding wine labels can be difficult and intimidating for the consumer who is primarily interested in the taste of the contents. Knowing what information labels *are permitted to* and *are required to* provide can help.

Surprisingly, very little of the information on the label tells how the product in the bottle may be expected to taste. In fact, descriptions which often appear on back labels are completely unregulated and frequently are composed of "buzz words" that appeal to the public palate, rather than being actual notes based on an unbiased tasting of the contents.

The consumer can make better buying decisions by initially knowing the *basic facts required* on wine labels, subsequently absorbing the idea of what aromas and flavors to expect from *regional wine characteristics,* and finally considering how this information combines to reveal the tastes beneath the cork. The place to start is with the requirements.


CAYMUS
ARROWOOD
CHARDONNAY JADOT
PRIDE
GRGICH HILLS
Cakebread Ce
CHARDONN
CABERNET SAUVIGNON

LEGAL ENTANGLEMENTS

Local laws dictate label information for the point of sale where the wine is marketed, rather than where the wine is made. There can be great variation in labeling requirements from country to country. America, for instance, uniquely requires the [1]Government Warning on wine labels, so wines from outside the U.S. may either have labels printed especially for exporting to the American market or may have "strip labels" glued on each bottle with the necessary information.

Class 7	Aperitif Wine	wine having an alcoholic content of not less than 15 percent by volume, compounded from grape wine containing added brandy or alcohol, flavored with herbs and other natural aromatic flavoring materials
Class 8	Imitation Wine	wine containing synthetic materials
Class 9	Retsina Wine	grape table wine fermented or flavored with resin

An additional distinctive or fanciful proprietary identifying name is permitted in accordance with common trade practice. If a varietal or type with varietal significance (such as "Meritage") is used, if a generic term is used, if the name is qualified with the word "brand," or if the wine is labeled with the year the grapes were harvested (*vintage dated*), an appellation of origin is mandatory, disclosing the true place of origin of the wine.

❸ Alcohol content must be stated on any wines containing more than 14% alcohol by volume. These wines, even if the level of alcohol is reached naturally, are considered "fortified" and taxed a a rate four times higher than wines under 14%. For wines under 14%, either the alcohol content may be stated or the designations "Table Wine" or "Light Wine" may be used, both phrases implying alcohol content within a range of 7% to 14%.

A latitude of 1% over or under the stated level is permitted on wines above 14%. A greater latitude of 1.5% is allowed on wines under 14% (although in no case is it allowed to exceed 14%). Many wines are labeled "alcohol 12.5% by volume" to take full advantage of this tolerance. The variation is permitted for two reasons: evaporation during aging is not entirely controllable and the common method of measuring alcohol content, using an Ebulliometer, was not entirely accurate. Modern wineries frequently have fairly sophisticated chemistry labs on-site and are able take more precise measurements using a gas chromatograph.

❹ The name and address of the bottler must appear on the label of all American wines, immediately preceded by the words "bottled by."

If the bottler also *made at least 75%* of the wine by fermenting the must and clarifying the resulting wine, the terms "produced and bottled by" may be used.

"Made and bottled by" may be used either if the named winery fermented and clarified a minimum of 10% of the wine, if the named winery changed the class of the wine (see #2) by adding alcohol, brandy, or carbonation, or if the named winery produced sparkling wine by secondary fermentation.

"Cellared," "Vinted," or "Prepared" means the named winery subjected the wine to cellar treatment, that are specified in the regulations, such as clarification or barrel aging, at that location. "Blended and bottled by" means that the named winery mixed the wine with other wine of the same class and type at that location.

❺ The wine industry was mandated by the U.S. Congress in 1977 to use metric size bottles as the industry standard. As a result, we no longer use the terms 'pint', 'fifth', 'half-gallon' or 'gallon'. For tax purposes, however, all wineries are required to report production in gallons, not liters.

The net volume of the contents can take the form of either the authorized metric standard of fill prescribed in the regulations or non-standard. If the metric standards of fill are used, the equivalent U.S. measurement in fluid ounces may also appear as follows: 3 liters (101 fl. oz.); 1.5 liters (50.7 fl. oz.); 1 liter (33.8 fl. oz.); 750 ml (25.4 fl. oz.); 500 ml (16.9 fl. oz.); 375 ml (12.7 fl. oz.); 187 ml (6.3 fl. oz.); 100 ml (3.4 fl. oz.); and 50 ml (1.7 fl. oz.). For sizes larger than 3 liters, the containers must be filled and labeled in quantities of even liters (4 liters, 5 liters, 6 liters, etc.).

The net contents need not be stated on any label if "blown, etched, sandblasted, marked by underglaze coloring, or otherwise permanently marked by any method approved by the Director, in the sides, front, or back of the bottle, in letters and figures so as to be plainly legible under ordinary circumstances." The net contents statement also must not be obscured in any manner, such as being covered, even partially, by an applied label.

If the measurement of the net contents is non-standard, the net contents statement must appear on a label affixed to the front of the bottle.

For tax purposes and to satisfy Truth in Labeling laws, any size designation on a bottle must be filled to within 1% of that size. The TTB has the right to pull samples off the bottling line to insure uniform fill levels. If the fill is too low, the winery could conceivably bottle an extra bottle or two. However, if the fill level is too high, the winery would be under-reporting the number of (usually 2.4 gallon) cases bottled, thereby paying less Federal tax.

VINTAGE DATING

A vintage year may be used on labels of wine produced in the U.S. when 95% comes from grapes harvested and fermented within that calendar year and which is labeled with an appellation more specific than a country name. The requirement doesn't call for 100% in order to allow for the producer to use newer wine to "top" barrels from which evaporation occurs over the period of months or years as the wine ages.

In Australia and most of the European Union countries, the minimum to qualify for vintage dating is only 85%. Only a few specific regions, such as Bordeaux, require the higher standard of 95%. Other wine-producing countries, including Chile and South Africa, require that only 75% of the wine be grown, harvested, and fermented within the "vintage" year to use it on labels. Canada has the same standard as the U.S.: 95%.

A lower standard allows wineries to make products more consistent from year to year. A higher standard preserves the difference and distinctiveness that occur between vintages.

FURTHER LEGAL ENTANGLEMENTS

DECLARATION OF SULFITES

Any wine bottled after July 9, 1987, must have a label affixed that is a declaration of sulfites. The label may be either front, back, strip, or neck, but it must be on every bottle.

Sulfur (or sulphur) is a non-metallic element that is one of the most common present in nature. It is used to maintain the stability and potency of some medications, also in the production of gunpowder, matches, fertilizers and fumigants, to vulcanize rubber, and as a part of common compounds used to preserve a wide variety of foods and food products, including to prevent melanosis ("black spot") on shrimp and lobster, to "condition" dough, to bleach food starches, and to inhibit "browning" in bottled lemon juice and virtually all processed potatoes. Sulfur is readily digested by the human body and is one small component of fats, bodily fluids, and skeletal minerals and is essential to life itself.

Wine producers worldwide have been using sulfur for centuries, primarily to prevent spoilage from bacteria and oxidation and to improve color. The wine industry would readily accept an alternative that has the benefits of sulfur without the potential side effects, but no other compound has yet been found that provides all the beneficial effects of sulfur while being so relatively benign.

According to the U.S. Food and Drug Administration, approximately 1% of the population has some sensitivity to sulfur compounds and sulfites and about 5% of asthma sufferers can have adverse sulfite reactions. Asthmatics who depend on corticosteroids are especially prone to sulfite sensitivity and can have severe reactions (the Mayo Clinic web site has additional information).

Prior to enactment, the BATF (now known as TTB) informed the wine industry a sulfite disclosure requirement was pending. They allowed the wineries, through the Wine Institute, to suggest the criteria that would be used. Large wineries used their economic leverage and political power to make certain the regulation would apply to all wines bottled, including those from wineries that use low-sulfur technology and even those that do no sulfur additions whatsoever.

The maximum amount of sulfites allowed in wine sold in the U.S.A., to legally avoid affixing a sulfite disclosure statement, is only 10 ppm. The maximum legal limit for sulfites in wine in most countries is about 335-350 parts per million. In practice, the average amount of sulfites in bottled wine is between 20 and 50 ppm. This is a much lower level than virtually all sulfur-containing processed foods, which may range from as little as 6 to 6,000 ppm. The maximum legal limit for sulfites in dried fruit, for example, is 2000 parts per million.

Some sulfur is naturally occurring in the environment and in grapes, as well as in nearly all fruit and vegetables. Even without the addition of sulfur, yeast fermentation produces a natural sulfur level of between 15-20 ppm, so it is virtually impossible to avoid this labeling requirement. There are no wines that are sulfite-free.

GOVERNMENT HEALTH WARNING

Any alcoholic beverage bottled or imported for sale or distribution in the United States since November 18, 1989, must have a health warning statement on the label. These warnings may contain any of several specific messages, such as:

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.

BACK (to LEGAL ENTANGLE...)

DIETARY INFORMATION

In spring, 2004, the TTB announced it will begin allowing wine labels to provide information on calorie, carbohydrate, and protein content. They issued a temporary ruling to provide guidance for wine producers and are beginning to accept public comment aimed at establishing formal policy guidelines and whether this information should be optional or mandatory.

LEGALITY IN TRANSITION

The issues surrounding the labeling of "Organic Wine" is both complex and convoluted. It can best be explained by specialists in organic issues, so we direct you there. Clearing up the Confusion About Organic Wine, on the Organic Consumers Association site, brings tranparency to this tangent. One of our contributors also has an opinion and poses the question, "Is Organic Wine Just Another Marketing Ploy?".

NO LEGAL STANDING

In addition to the mandatory list, there are terms that commonly appear on wine labels that have *no legal definition or regulation*. They are primarily marketing terms used to encourage purchase or to designate levels of price and/or quality within a brand line.

"The word *Reserve* is so prolific in the marketplace that its meaning has been lost, resulting in consumer confusion," to quote the Wine Institute, from its 1994 petition to the BATF (TTB) requesting a definition and ruling on usage. This includes many forms, such as "Proprietor's Reserve", "Winemaker's Reserve", etc. Some countries in the European Common Market will not allow the importation of any U.S. wines using unregulated terms on the labels. Such terms as "Special Selection", "Private Stock", "Limited Release", or any other implication of rarity or quality are in the same category.

Now that we've cleared all the regulation hurdles, we'll explore how wine labels present some

Port Wine

PORTUGAL - The Origin of Port Wine



The origins of the vine and of wine production in the wild territories which later became the cradle of Port wine are lost in the distance of centuries. Much can be guessed as to what happened during the long period lying in between those misty ancestors and the advent and expansion of the famous "Vinho de Emharque" later on known as Vinho do Porto or simply Porto or Port; however this long lapse of time is no more than a shadowy and rather hazy background, or better still, the pre-history of Porto. Port's real life and history only begins with the building up and development of its trade, which dates back to the second half of the 17th century. In 1703 Portugal signed the Methween Treaty with Great Britain. It granted preferential business increased, thus firmly

establishing duties to Porto.



By the middle of the 18th century, during the reign of Dom José and the Marquis of Pombal's government, a great crisis occurred, with serious and complex causes and consequences which deeply shook the Douro, the Port Wine trade and


Portugal

even the Portuguese economy. In order to face this situation a powerful Company was created in 1756 with special royal prerogatives, which immediately ventured to conceive and accomplish the huge task of demarcating the "Alto Douro". This fact makes Port's birthplace the first great wine region in the world to be demarcated.

THE DEMARCATED REGION

The Alto Douro, the Demarcated Region of Douro, stretches along the river Douro's valley from Barqueiros, some 100 Km upstream from Oporto, to Barca de Alva and along the valleys of its tributaries Corgo, Jorto, Pinhão, Tua, etc. Sheltered from the Atlantic winds by high mountain ranges its soil consists essentially of schists of the Cambric and the Pre-Cambric. It is a rough territory, scorching in summer and cold in winter made up of narrow and rugged valleys; poor in its dryness, in the steepness of its stony slopes burnt by the pityless summer sun, in its almost monoculture, in its minute yield per vine, but rich in its picturesque beauty, rich in possessing an unique soil and climate enabling it to produce an incomparable wine. The river that has given it its name is its back-bone, its immemorial highway. Régua is its commercial centre; its geographic centre is approximately Pinhao

Its area covers about 240,000 hectares, but the vineyards cover not much more than one tenth. The vineyards, some 83,000, are all classified through the 'Cadastro" (register) of the Region. This "Cadastro" is held by the "Casa do Douro" (Association of the WineGrowers) in Régua.

THE VINEYARDS

The vine was and is still cultivated on terraces supported by stone walls made of the plentiful schist and more recently on platforms held up by natural slopes or even on



tracts of sloping land without walls or ramps. The terraces as well as the platforms usually follow the contours of the hillside, thus changing the steep and rocky valleys of the Douro Region into gigantic and wonderful stairways. The low-growing vines are set up in parallel trellises: rows of vines supported on wires and wood or stone props.

Opposite to what happens in most other famous wine regions.. numerous noble varieties of vines are used in the Upper Douro.

THE VINTAGE

By the end of September, early October starts the vintage. This culminates a whole year of hard work and sacrifice, of care and love. Joy reigns, bands of pickers arrive from neighbouring mountain villages, some of them still to the sound of typical melodies.



The grapes which traditionally were transported by men to the "lagares", where they would be trodden and kneaded, are nowadays mostly transported by trucks and fermented in modern fermentation vats that took the place of the old "lagares", rectangular not very deep stone tanks.

The must ferments until a desired point; then, so as to stop the fermentation, a certain amount of wine brandy is added, roughly about one fifth of its volume. Later the wine will be racked and stored awaiting its journey to the Entrepdt of Gaia.

THE ENTREPÔT

Some time after the vintage the wine travels to Oporto, or better said to the Entrepôt of Caia, duly accompanied by a "Certificate of Birth" issued by the Casa do Douro.

The Entrepôt is in reality an extension of the Demarcated Douro Region, situated at the mouth of the river Douro, a few paces from the Atlantic. It is a small area, defined by law in 1926, but where the Port Wine Shippers' lodges have allways traditionally been located. It is a minute enclave, in the very ancient Vila de Gaia facing Oporto, soaring up the steep slopes covered with old houses and Port lodges divided by narrow streets most of which come down to the river.

The Entrepôt, under the strict control of the Port Wine Institute, acts as a sort of seclusion where the wine matures calmly, solemnly and honestly until it reaches the perfection and refinement it is so worldly famous for. All the shipping firms, at present 38, are obliged to have their lodges there; the greater part of them are open to visitors. The "Associação dos Exportadores do Vinho do Porto" (Association of the Port Wine Shippers) with its head-office at the Palácio da Bolsa (Stock Exchange Palace) in Oporto is an organization associating the referred firms. Recently an Entrepôt at Régua has also been created.

PORT WINE - DIFFERENT TYPES

Port Wine is a designation, a name of origin and not a type of wine. There are, in fact, different types of Port: some age in wood casks, others in bottles. The former are generally the result of wine blendings so as to keep up the wine's vitality and also to maintain the style and quality of a specific brand; as a rule no date or year appears on the label. The latter generally come from only one harvest.

Some of the main types on the market are described below:

WHITE - produced from white grapes, aged in cask, product of several blends, it can be sweet or dry. Modern trend is directed towards the dry or extra-dry white Ports that are unique aperitives.

RED AND RUBY - also aged in cask and the product of several blends, they are usually young and sweet, somewhat bodied and fruity. They are dessert wines also much used in cocktails and mixtures.

TAWNY -aged in the same way, it is very often older, more elegant and open in colour. Half-dry or sweet it can reach the highest quality and the tonality of burnt topaz. Great dessert wine, the 'tawny' is also the most versatile of Ports: it can be appreciated as an aperitive or on any occasion.

As already said before, these wines cannot show any date on their label. However, and according to the Regulation of Special Types, issued by the Port Wine Institute, the following special cases may be considered:

PORT WINES WITH AN INDICATION OF AGE - They are usually, tawnies of very good quality, stating on the label, after special approval by the Port Wine Institute, and besides the date of bottling, one of the following indications of age according to their character: 10 years old, 20 years old, 30 years old and 40 years old.

PORT WINES WITH THE DATE OF HARVEST - These are Ports of one single good quality harvest, aged in cask (never less than 7 years) to which the Port Wine Institute confers the right of using the corresponding date. The label must state not only the year of the harvest but also the date of bottling and that they have been aged in cask.

VINTAGE - This is the Port Wine of one single harvest produced in a year of outstanding quality, rich in color and full-bodied, fine both in 'bouquet' and taste. It is bottled approximately between the second and the third year of age, maturing henceforth in the bottle. It is a dessert or even after-dessert wine. Besides the name of the firm, the label shows always the year of the vintage, the designation "VINTAGE."

L.B.V. (LATE BOTTLED VINTAGE) - This is also the Port of one single harvest. It is produced in a good quality year, red, with some body and fine 'bouquet' and taste. Bottled approximately between the fourth and sixth year of age, its label will show not only the year of the harvest but also the date of bottling and the designation L.B.V., or this in full.

GUARANTEE OF CENUINENESS AND QUALITY

One of the tasks of the Port Wine Institute is to guarantee officially the genuineness of Port, The final point of a complex control action is the issuing for all Port bottled in Portugal of the "Guarantee Seals" and for all Port shipped of the "Certificates of Origin".

This short guide to Port, this world famous wine, a product of a unique wine country and of the Douro's wine-growers tenacity and of love and work...

Source: Instituto Do Vinho Do Porto

Resources: Port Glasses | Reading Port Wine Labels | Portuguese Wine History

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Late Bottled Vintage (LBV)
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Located in Northeast Portugal, within the Douro River basin, surrounded by craggy mountains very particular **soil** and **climacteric** characteristics, this region spreads over a total area of a 250 000 hectares and is divided into three **sub-regions** that differ greatly from each other regards the weather but also for socio-economical reasons.

The existing characteristics in the Douro region affect the economic use that is made of resources and the activities developed there.

In the old days, **viticulture** was only greatly widespread in the upper stretches of the Douro Ri why many authors adopted the expression "Upper Douro" when they referred to the winem known today as the Baixo and Upper Corgo.

One of the original demarcators that separated the so-called "Alto Douro" from the "Douro Su upper Douro) was the Cachão de Valeira canyon. This geological obstacle consisted of a l outcrop that prevented navigation beyond this obstacle. The differences between the two area visible, be it only the spreading vineyards below it.

Later, with the removal of the block of granite during the reign of queen Dona Maria II, vitic eastwards, albeit less extensively so in the truly Upper Douro.

Following the administrative reforms of 1936, the area below the canyon was subdivided ir regions, the Baixo Corgo and the Upper Corgo, and these designations were also applied to wines produced in both these sub-regions. The Lower Corgo has the largest amount of land ur extends from Barqueiros on the North bank of the Douro and Barrô on the South bank, to the the Corgo River and the Ribeiro de Temilobos flow into the Douro at Régua.

The Upper Corgo extends upstream from that point to the Cachão de Valeira and is less vineyards. The Upper Douro, the name now exclusively applied to the area above the Cachã extends east up to the Spanish border.


REGIÃO DEMARCADA
DO DOURO
N
BAIXO
CORGO
CIMA
CORGO
DOURO
SUPERIOR

Description of the Sub-Regions

Sub-Region	Total Area (ha)	%	Area under Vines (ha)	% of Tota
Lower Corgo	45.000	18	13.492	29,9
Upper Corgo	95.000	38	17.036	17,9
Upper Douro	110.000	44	8.060	7,3
Total	**250.000**		**38.588**	**15,4**

Structure of the vineyards

Vines cover approximately 15.4% of all the land in the region.

The land under vines is worked by approximately 33 000 farmers, each owning an average o vines. Small farmers are very representative in the production of Port Wine.

Small plots under vines can be found throughout the region; large vineyards are mostly lo Upper Douro.

Sub-Região	Number of farmers.	Area under Vines/farmers (ha)	Average number of plots/farmer	n c
Lower Corgo	13.338	1,01	4,7	
Upper Corgo	13.690	1,24	4,1	
Upper Douro	6.052	1,33	3,5	
Total	**33.080**	**1,17**	**4,2**	

Distribution in % of plots by sub-region (ha)							
	< 0,5	0,5 - 1	1 - 3	3 - 5	5 - 10	10 - 20	20 - 30
Lower Corgo	83,52	10,95	4,28	0,72	0,40	0,11	0,0
Upper Corgo	85,57	8,45	4,68	0,74	0,38	0,14	0,0
Upper Douro	79,37	12,55	6,39	0,97	0,53	0,16	0,0
Total	**83,71**	**10,19**	**4,76**	**0,76**	**0,12**	**0,12**	**0,0**

Source: Casa do Douro 1996

The Soil

As far as the origin of the soil is concerned, most of the Demarcated Region, particularly along the Douro River and its tributaries, is schistose with some granite around the edges. There are two basic types of schistose soil:



(I) - That soil that has been greatly affected by the actions of Man as he has broken it up and built the terraces prior to planting the vines, namely by digging down deepl, the vertically-layered rock to break up, thus totally altering its original disposition and creatin, its original morphology, added to which he has applied fertilizers. This is the type of soil that in the great majority of the land under vines and is designated, according to FAO/UNESCO (1 anthrosoil. In this soil, the profile consists of an Ap (anthropic) horizontal plane that varies depending on how deeply it has been scarified (1.00m to 1.30m) and to the width of the generally full of stones and rocks (R). The Ap horizontal plane is sub-divided in two layers: the deep, results from the digging that is done each year around the roots of the vines; the secor here until it reaches bedrock. These layers may be either distric or euritic according to whet moreacid of whether the pH is more neutral.

(II) - The second type consists of units of soil where Man's actions have been less aggressive maintains its original profile, with some changes but only on the surface. Again, according to F (1988), this is sub-divided into three main groups:

(a) Leptosoil - the dominant soil unit of the land that is not under vines and consisting of principle characteristics is the presence of bedrock at less than 30cm below the surface, gene ACR or, less often, an AbwCR profile. These are them sub-divided into three sub-units: lithic distric (acid); umbric (acid and rich in organic matter, in the higher regions), and less frequ (not very acid, more frequent in the Upper Douro).

(b) Pre-Câmbrian - where the topsoil is thicker than 30cm and, as a rule, consisting of a seri horizontal planes, with some pre-cambrian (Bw) planes. The dominant sub-units are either dis (as in the case of the leptosoil).

(c) Riverine - soil resulting from recent alluvial deposits, located in areas of sedimentation. Th restricted area, mostly in the Vilariça Valley. These are equally sub-divided into either distr according to their acidity or lack of it.

As regards the physical and chemical characteristics of the soil: (I) most of the topsoil con mixed with particles of broken schistous rock that also penetrate between the vertical layers c protects it from water erosion, enables water to seep down to great depths to the roots of tl holds the heat from the sun, thus avoiding wide ranges of daytime temperatures and helping t mature; (ii) contains little organic matter (1.5%); (iii) is predominantly acid (pH H2O between although some is not so acid (pH H2O between 5.6 and 6.5) and, in both cases, is low in exch and magnesium; (iv) generally very low in extractable phosphorus (<50 mg.kg-1) with mec levels of extractable potassium (50 to 100 mg.kg-1).

Climate



The unique nature of the climate in the Douro is due to its location given that the Marão and Montemuro mountains serve as barriers that protect the region from the humid west winds that blow in from the Atlantic. Located in deep valleys, protected by mountains, the climate in the region is characterized by very cold winters and hot, dry summers.

The amount of rainfall varies throughout the region but in regular amounts all year. It is heaviest in December and January (in March, in some areas) and lightest in July or August. During the wettest months, monthly rainfall ranges from 50.6 mm (Barca d'Alva, Upper Douro) to 204.3 mm (Fontes, Lower Corgo). Duri months, it may be as Low as 6.9 mm (Murça, Upper Corgo) or as high as 16.2 mm (Mesãc Corgo). In terms of the annual rainfall, this ranges from 1 200 mm (Fontes) and 380 mm (Barc effect, one can say that the amount of rain decreases as one goes from Barqueiros to the Spani

The amount of sunlight, a factor that is of great importance in describing the climate of any particular interest in the Douro as it enables one to better understand the behaviour of different situations. The north bank of the river is influenced by the dry southerly winds, where bank is exposed to the colder and damper northerly winds and receives less sun. Ave temperatures range from 11.8 to 16.5° C. The highest average annual temperatures are fou Douro River and in the valleys through which its tributaries run, especially those that flow north bank (namely that of the Tua and the Vilariça rivers). As regards the range of daily temperatures, the highest temperatures are recorded in Barca d'Alva and the lowest in Fonte be explained by the distance that separates these two locations from the Atlantic.



R (mm)
Tm (ºC)
160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez
R.Régua
R.Pinhão
R.Almendra
Tm Régua
Tm Pinhão
Tm Almendra

em Acção

The **Port and Douro Wines Institute** is an official body belonging to the **Ministry of Agricultu**

Site developed in conjunction with **Front-end Multimédia**.

185

Porto: a wine with a history

For almost two millennia, a unique viticultural landscape rose on the schistous hillsides along the Douro River valley and that has produced an exceptional wine. More than a gift of Nature, Port Wine is at heart the expression of this history, a collective cultural heritage of work and experience, know-how and art, that has built up from generation to generation. Port Wine was, and is, a key product for the national economy and even more, a symbolic asset that represents Portugal throughout the world.



The history of vineyards in the Upper Douro is a long and ancient one. There is no lack of archeological discoveries and documented references to witness the cultural persistence of viticulture from past eras.

Remains of stone treading tanks and casks dating back at least to the 3rd and 4th centuries can be found throughout the region. The designation Port Wine, however, only appea second half of the 17th century at a time of the expansion of Douro viticulture and rapid gr exports.



During the last third of the 17th century, at a time of between the maritime empires in the North, the Flemish an increased their demand for Iberian wines, to the detriment o Bordeaux and other regions of France. England importe quantities of Port Wine. In 1703, the Treaty of Meth diplomatic seal of approval on this trade by exchanging British textiles on the Portuguese markets.

Production of Douro wines, stimulated by the rising British very high prices, tried to adapt itself to the new requirements of the market. However, as it with all great wines, active trading instigated rivalries that often gave rise to fraud and infractio

It then happened that, as of the middle of the 18th century, exports stagnated althoug continued to grow. Prices dropped like a stone and the British decided not to buy any more accused the farmers of doctoring their wines.



Consequently, the great Douro farmers, desirous of protecting th petitioned the government of the future Marquis of Pombal to Companhia Geral dos Vinhos do Alto Douro. This new institution, es Royal Charter on 10 September 1756, was directed at ensuring the q product, avoiding fraud, balancing production and trade, and stabilisin first "demarcation of the mountains" was implemented. The bor winemaking region were delimited by 335 stone markers bearing designation which indicated the best quality wine, the only one th exported to England, commonly known as fine wine. The concept of vines was defined.

During the second half of the 19th century, a series of factors came mark the turning point from the Douro of the time of the Marquis of P Douro of today. The destruction caused by oidium during the 1850's v a decade later, by the ravages of the phylloxera that destroyed most of the vineyards in the region. In 1865, the new trading freedom regime that was extended to the region led to the o line of demarcation, thus enabling vineyards to expand rapidly to the area of the Upper Dou effects of the phylloxera appeared later and less violentely.

This was followed by new methods for preparing the land, new planting techniques for vines, of the best regional species of vines for grafting, the rational use of fertilisers and pest perfecting of winemaking procedures

By the end of the century, the impact of the phylloxera was clearly evident in the manner by wl was forced to become reorganised.

At the end of the 1880's, whilst the vineyards were slowly being rebuilt and spreading over than before, the Douro was faced with another crisis, one that would prove more destruct diseases of the vine, fraud. Imitations of Port Wine were invading our main markets where su Ports, Hamburg Ports and Tarragona Ports were being sold at prices far below those of authent And the market suffered.

Trade was declining, farmers were destitute, the Douro was a picture of misery.

The Portuguese dictator, João Franco, upon assuming office on 10 May 1907, signed a decree regulate the production, sale, export and control of Port Wine, based on the principles ap Marquis of Pombal 150 years earlier in defence of the name. New lines of demarcation were d the area of production which now included the Upper Douro. Once again, exports of Port Wir shipped across the bar of the Douro River or from the harbour at Leixões and the Porto den origin was reserved exclusively for fortified wines from the Douro region that contained a minin of alcohol. Responsibility for defending and controlling the denomination of origin was ç Viticultural Committee for the Douro Region.

On the other hand, the decree of 27 June of the same year that regulated the brandy trade p distillation of Douro wines and forced producers to buy the spirits they needed for fortifying from other winemaking regions, a measure that was violently contested. The excessive enlarg demarcated region was also the subject of heated debates, so much so, that the following Ferreira do Amaral's government (Decree of 27 November) preferred a demarcation by pa resulted in a total area similar to the one that exists today (Decree-Law of 26 June 1986) wl corresponds to the one established by decree on 10 December 1921.

Exports rose at a totally unexpected rate to more than one hundred thousand pipes in 1 volume of trade that would only be surpassed at the end of the 1970's.

In spite of all the above, however, the situation in the Douro villages suffered little improveme and hunger worsened as taxes and the cost of products rose at the end of the monarchy an First Republic. The political and social unrest of the first quarter of the 20th century proved to t most turbulent periods in the history of the Douro, with violent demonstrations, political me the burning of trains carrying brandy from the South of the country, attacks on City Hall Offices.

The new regime that was born with the military uprising of 28 May 1926 enforced new ch organization of the Port Wine trade and to Douro agriculture and brought about stricter control.

In 1926, the government created the Bonded Area, or Entreposto, in Vila Nova de Gaia, an area that was to act as an extension of the demarcated region. All companies connected to the Port Wine trade were forced to build lodges within this area if they wished to age their wines. In practice, this was the end of all trade direct from the Douro.



In 1932, the associative regime created the Farmers' Guilds, consisting of owners of land who of-households, on which local trade unions held a seat. The Guilds that were formed on a coun associated themselves to the Syndicated Federation of Farmers of the Douro Region - the **Cas** the entity responsible for protecting and disciplining production. Later regulations (Decree of 3(granted this entity the power to prepare and maintain the register of vineyards, to apportion for fortified wine among producers, to supply grape brandy to winemakers, to supervise the v the demarcated region and to issue the documents that had to accompany all wine transporte Entreposto.

The Port Wine Shippers' Guild was created in 1933 as a sectorial association that would e discipline the trade.

The activities of the Casa do Douro and of the Port Wine Shippers' Guild were coordinated by t Institute, an entity created that same year with a mandate to study and promote the quality, dissemination of the product.

The register of vineyards was updated. Each year, according to the location, the nature of varieties and age of the vines, the Casa do Douro apportions licences amongst all the registere produce a set amount of fortified wine, according to their classification (from A, the best, to price. This is the *benefício* system.

The associative, or cooperative, movement began to gain strength in the 1950's and by the the next decade represented about 10% of all growers and all regional production.

This form of organization was extinguished following the 1974 Revolution, although the Casa d the Port Wine Institute retained their basic responsibilities for defending the quality of the denc turn, the Port Wine Shippers' Guild became the Port Wine Shippers' Association and, more ı **Association of Port Wine Companies**.

Most Port Wine shippers have joined to form groups of companies. At the same time, some of *companies have invested heavily in production by purchasing their own estates and vine)* replanting. On the other hand, some farmers have, since 1978, decided to enter the commer sell their own production directly, thus returning to a custom that ended in 1926. 1986 saw th **Association of Producers-Bottlers of Port Wine**, directed namely at the sale of this wine the Douro estates and under the respective farmers' own labels.



In 1995, the Demarcated Region of the Dou again re-organised from an institutional poin has been endowed with an interprofessional Interprofessional Commission for the Demar of the Douro (CIRDD) - on which farmers ar had equal representation and a joint goal: and control the production and sale of win region entitled to the denomination of orig introduced did, however, respect the histor and social heritage and traditions of the followed the guidelines set forth in the legislation for demarcated winemaking re specialised sub-committees, one for the Porto denomation or origin and the other for the rema wines of the region, the VQPRD, made up the CIRDD Board of Directors which was responsib the regulations that applied, under law, to each of these two sectors.

This organisational model was altered in 2003, when the CIRDD was replaced by an Inte Council which is a part of the **Douro and Port Wine Institute**.



The IVP, by merging with the CIRDD and incorporating the latter's responsibilities, staff and transformed into the Port and Douro Wines Institute (IVDP), an interprofessional public instit the boundary between its public and private roles is assured by the way that the respective re of the Administration and the Interprofessional Council have been allocated.

The duties of the IVDP are as follows:

a) Recommend the strategic guidelines and execute the viticultural and winemaking policies for
b) Promote the convergence of interests of production and trade in defence of the general int Region;
c) Control, promote and defend the DDR's appellations of origin and geographical indication: control the remaining wines and wine products that are produced, made-up or transit through without prejudice to the prerogatives and duties of the Institute of the Vine and Wine (IVV);
d) Discipline, control and supervise the production and trade of wines produced in the DDR, guarantee their quality, and sanction all infractions of the rules and regulations governing wir products from that Region, without prejudice to the prerogatives and duties of the Institute of Wine (IVV);
e) Promote and administer all aids for guiding, regulating and organising the Douro and Port w as well as those for Terras Durienses wine when, under law, expressly authorised to do so by t of Finance and of Agriculture, Rural Development and Fisheries;
f) Encourage the adoption of the best viticultural, winemaking and technological development p
g) Assume all other duties and responsibilities for the DDR viticultural and winemaking se Government may attribute it.

The IVDP has four internal organs: the Interprofessional Council; the Board; the Auditing Con the Advisory Committee. Coordination of the sector is assumed by the Interprofessional Cou duties and responsibilities that are directly reserved for the Government are exercised by the and the interaction between these two bodies is assured by the Chairman of the Board wh Chairman of the Interprofessional Council. On the other hand, the deliberations of the latter cc its respective duties and responsibilities, are binding on the Board, which, as an executive implement them. Execution of the deliberations of the Interprofessional Council and the Boarc to confirmation by the Auditing Committee. If so requested by either the Interprofessional C Board, the Advisory Committee may pronounce itself on all matters that those bodies deem rel

Regarding the composition of the internal organs, the Interprofessional Council assures that pr trade are represented in this body, in equal proportions, in strict observance of criteria that gu the various interests of both these sectors are truly and fairly represented. The Board is appc

Government so as to guarantee the independent and objective exercise of the role of th
Auditory Committee mirrors the interprofessional nature of the institution, regardless of the
Chairman is a Registered Chartered Accountant appointed by the Ministry of Finance. Lastly,
Committee is composed of individuals of recognised merit in fields that are of importance to t
its wines.

This site

News

Events

Help

Information

Port and Douro Wines Institute

Organization of the Sector

History

The Douro Region

Viticulture

Commercial Sector

Enology

Port Wine Types

Tourism and Gastronomy

Statistics

Port Wine Companies

Legislation

Library

Commer

Commercial Sector

Although one generally links the Port Wine production with the Douro region and its market Nova de Gaia, the situation is not exactly so. Firstly even though the productive process b Douro Demarcated Region, it in fact only finishes after an ageing period which can last for sev even decades: this maturation process does not occur necessarily in Douro - on the contrary, wine matures in warehouses in Vila Nova de Gaia. Secondly nowadays Port Wine is also direc from the Douro region.

When Spring arrives, a large proportion of the new wine destined for sale is carried from the to Vila Nova de Gaia, the city situated in front of Oporto.

In the past the only transport route was the river itself. The rabelos, boats with a flat bottom sail, were loaded with barrels and then made the long and risky journey through the al tumultuous waters which could only be sailed painstackingly.



In the past the only transport route was the river itself. The rabelos, boats with a flat bottom and square sail, were loaded with barrels and then made the long and risky journey through the almost always tumultuous waters which could only be sailed painstackingly.

Until 1986 all Port Wine had to be traded from Vila Nova de Gaia. The legislation which came into force on 26th June of that same year opened the way for trading from the demarcated region. Some wine-growers then began marketing their production directly, thus enhancing the concept of Produzido e Engarrafado na Origem (estate bottled).

However, what could have been a great step towards the significant reinforcement of the economical agents of the Douro region in the business of Port Wine has had, until nowadays, effects. For example, in 1996, even though there were about 30 of bottler-producers - nine o co-operatives - registered at the Port Wine Institute, their share of Port Wine sales did not pass

Thus, almost all of the trade is still in the hands of the exporting companies based in Vila N some of which descend from families that settled in Oporto in the 17th century. Kopke (establi by Christiano Kopke), Burmester (established by John Nash and Heinz Burmester in 1730) (established in 1678 by the Croft family) are names of centenary companies that still op market.

From them onwards, Port Wine has played an important role in the Portuguese economy, spe its impact on the Balance of Trade: it is worth mentioning that over the last 200 years the rev to Port Wine has represented around 20% of the national exports' total.

Until 1965 the United Kingdom was the main importer of Port Wine. In that same year it was France, in 1982 by Belgium-Luxembourg and in 1991 by Holland.

When Portugal joined the European Community in the mid-80's, it was not surprising that 94 were destined for the EEC. Currently, France is still the largest market with a quota of more the total trade, followed by the Dutch, Portuguese and Belgian markets, each of them wit between 12% and 15%. The United Kingdom how appears in 5th place, consuming about 10%

In terms of packaging there have been significant changes over the last decades. Until the en exports were mostly done in bulk. After a period of continue fall, this type of sale stabilised 90's, thus representing around 20% of the total amount of exported Port Wine. This was then f period of relative increase, reaching 22% in 1994. In the following year the bulk trade rec increase, with its share ascending up to 24%.

However, this evolution is directly related to the announcement of the temporary suspension ol trade from July 1996. The genesis of this suspension lies within the goal of defending the pre Wine, impeding frauds and other illicit practices capable of negatively affecting its im consumers.

It is true that Port Wine does not hold the same share in the economical activity as it once importance is still manifest. First be, for what it represents for the economy of a vast region of Secondly, for the relative importance of its revenue: more than 2/3 of the wine exports and the exports of agricultural food products.

In order to continue to present Port Wine as a symbol of Portugal a strategy of quality must this capitalising its image. Emphasis, therefore, must be given to the Special Categories as, inclusion in the premium segment, they are important as a long term means of reinforcing the this product has gained throughout its life over three centuries.



Late Bottled Vintage (LBV)

Portuguese National Legislation

Decree-law no. 460/76 of 9th June 1976
Grants the Port Wine Institute the exclusive right to acquire "aguardentes" and other vinic s
supply them to producers and traders for their use in the production and treatment of Port Wi
Douro Delimited Region and the Gaia Bonded Area.

Ministerial order no. 195/85 of 10th April 1985
Approves grape varieties and their percentage in the vineyards of each producing region.

Decree-law no. 86/86 of 7th May 1986
Authorises the direct export of estate bottled Port Wine, so far as it meets certain criteria.

Decree-law no. 166/86 of 26th June 1986
Regulation of the "Denomination of Origin" Port.

Decree-law no. 390/86 of 21st November 1986
Analytical characteristics for spirits and wine brandies.

Decree-law no. 192/88 of 30th May 1988
Reformulation of the Port Wine Institute's Organic Law.

Decree-law no. 313/88 of 7th September 1988
Consultative Committee of Tasters - compilation of various dispersed legal diplomas; responsil
Consultative Committee.

Decree-law no. 326/88 of 23rd September 1988
Regulations applicable to Fortified Wines in general.

Decree-law no. 89/89 of 25th March 1989
Changes to the area of the Gaia Bonded Area.

Ministerial order no. 1223/90 of 20th December 1990
Updates the prices of the seal of guarantee placed onto Port Wine bottles.

Departmental dispatch of 15th March 1991, from the Department of State for Alimenta
Liberalisation of the purchase of wine brandy.

Decree-law no. 41/92 of 31st March 1992
Equal representation of the producers and shippers in the General Council of the Port Wine Inst

Decree-law no. 91/93 of 24th March 1993
Set up of a progressive policy of placing the vines legalised by Law 43/80 on the same par
legal vines in the Douro Demarcated Region, so that the first can be used in the production of v
"origin denomination" status.

Cabinet of the Secretary of State for Agricultural Markets and Alimentary Qu
November 1993
Regulation of the technical-administrative process to control the "aguardente" to be used in
the production of Port wine.

Ministerial order no. 111//95 of 3rd February 1995

Establishes the Port Wine Institutes, competence in controlling the circulation of products ‹ producing sector (Port wine and related products).

Decree-law no. 74/95 of 19th April 1995
Statutes of Inter-professional Commission of the Douro Delimited Region - it creates the Inter Commission of the Douro Delimited Region, defines its organic structure, competence, functioni

Decree-law no. 75/95 of 19th April 1995
Changes to the Organic Law of the Port Wine Institute.

Decree-law no. 76/95 of 19th April 1995
Changes on the Statutes of the "Casa do Douro" in order to allow for the creation of Inter Commission of the Douro Demarcated Region.

Decree-law no. 137/95 of 14th June 1995
Tributary regime over wine products (the taxes which fall on the "Port Generoso Wine", b mentioned in the Decree-law no. 83/92, of 7th May, are paid to the regional controlling bo declaration of production is presented).

Decree-law no. 264-A/95 of 12th October 1995
Anticipates the possibility of temporarily suspending the export of Port Wine in bulk.

Ministerial order no. 1247-A/95 of 17th October 1995
Suspension of the dispatch of Port Wine in bulk from 1st July 1996.

Ministerial Order no.525-A/96 of 30th September 1996
Rules regulations the transport of wine and wine-related products (lading documents).

Decree-law no. 251/96 of 24th December 1996
Adjustment of the maximum yield per ha to 60.5 hl/ha.

Decree-law no. 83/97 of 9th April 1997
Plantation and cultivation of vine; rules which should be met by vineyard owners (areas large m2) and administrative procedures for the management and control of viticultural potential.

Decree-law no. 173/97 of 16th July 1997
Taxes on Port Wine and the wine-derived products used in its production.

Certification of the Porto Denomination of Origin on documents accompanying sh viticultural products within the European Union

With a view to complying with the European Commission's Directive CEE 2238/93 dated 2 regarding the documents that must accompany shipments in transit of viticultural products, Portuguese government Decree number 111 dated 3 February 1995 that defines the viticul responsible for enforcing the aforementioned Directive and sets the national dispositions that observed when shipping these products, a protocol of cooperation was signed between the General of Customs, the Institute of Wine and Vine and the Port Wine Institute, in order to standardise the administrative procedures related to the said documents.

The regulations governing these administrative procedures came into effect on 1 October 1 detailed in the following documents: Administrative Transit Document (DAA) and Simplified A Document (DAS), pre-issued by the IVP for certifying the Porto Denomination of Origin of w within the European Union.

Briefly, these regulations stipulate the following:

1. Shipments of Port Wine to another Member State within the European Union

All shipments of Port Wine from Portugal to another State with the European Union must be by a DAA (model 169 and 169/A) or a DAS (model 170), as the case may be, containing a reference number exclusively issued by the Port Wine Institute. The documents must be auth the IVP (document items 23 and 14, respectively).

2. Shipments of Port Wine within Portugal

All Port Wine that is sold within Portugal and that transits from one fiscal depot to anotl accompanied by a DAA (model 169/B) containing a pre-printed reference number exclusively i: Port Wine Institute. This documents does not require IVP authentication.

3. Exports of Port Wine

All exports of Port Wine from Portugal to third countries must be accompanied by the Certifi Denomination of Origin issued exclusively by the Port Wine Institute and by the duly cor documents described in (2) above that are required for Customs purposes and that are not, authenticated by the IVP.

Validation of the Certificate of Porto Denomination of Origin shall be performed at the same application for the said Certificate (RCDO) is entered into the computerised records, under the ι

4. Authentication of accompanying documents

Authentication of the Certificate of Porto Denomination of Origin on the DAA and DAS docum obtained at the IVP offices in Porto, Vila Nova de Gaia or Peso da Régua.

Operators must first apply for the said Certificate, by means of the RCDO, at the IVP office: Peso da Régua, for purposes of the administrative confirmation of the respective records anc adjustment to the balance of accounts through the computerised system. No DAA or DAS a document will be authenticated without this computerised validation.

European Union Legislation

CE 692/96 of Commission dated 17 April 1996, amending EEC 3201190 that stipulates the governing the use of designations and the presentation of wines and musts – in JOCE L ! 18.4.96.

Draft Council Regulation amending EEC 822/87 that establishes the organisation of the commo market – in JOCE NC 125145 dated 27.4.96.

CE 1648/96 of Commission dated 30 July 1996, that alters, for the third time, EEC 35901 85 r analytical certificate and report foreseen for the importation of wines, grape juices and musts 2071 7 dated 17.8.96.

CE 1294/96 of Commission dated 4 July 1996, establishing the methods for applying EEC 221ἰ as regards the declarations of harvest, production and stock of products from the viticultura JOCE L 166/14 dated 5.7.96.

Português

Français

Late Bottled Vintage (LBV)

Portuguese National Legislation

Decree-law no. 460/76 of 9th June 1976
Grants the Port Wine Institute the exclusive right to acquire "aguardentes" and other vinic s supply them to producers and traders for their use in the production and treatment of Port Wir Douro Delimited Region and the Gaia Bonded Area.

Ministerial order no. 195/85 of 10th April 1985
Approves grape varieties and their percentage in the vineyards of each producing region.

Decree-law no. 86/86 of 7th May 1986
Authorises the direct export of estate bottled Port Wine, so far as it meets certain criteria.

Decree-law no. 166/86 of 26th June 1986
Regulation of the "Denomination of Origin" Port.

Decree-law no. 390/86 of 21st November 1986
Analytical characteristics for spirits and wine brandies.

Decree-law no. 192/88 of 30th May 1988
Reformulation of the Port Wine Institute's Organic Law.

Decree-law no. 313/88 of 7th September 1988
Consultative Committee of Tasters - compilation of various dispersed legal diplomas; responsil Consultative Committee.

Decree-law no. 326/88 of 23rd September 1988
Regulations applicable to Fortified Wines in general.

Decree-law no. 89/89 of 25th March 1989
Changes to the area of the Gaia Bonded Area.

Ministerial order no. 1223/90 of 20th December 1990
Updates the prices of the seal of guarantee placed onto Port Wine bottles.

Departmental dispatch of 15th March 1991, from the Department of State for Alimenta
Liberalisation of the purchase of wine brandy.

Decree-law no. 41/92 of 31st March 1992
Equal representation of the producers and shippers in the General Council of the Port Wine Inst

Decree-law no. 91/93 of 24th March 1993
Set up of a progressive policy of placing the vines legalised by Law 43/80 on the same par legal vines in the Douro Demarcated Region, so that the first can be used in the production of v "origin denomination" status.

Cabinet of the Secretary of State for Agricultural Markets and Alimentary Qu: November 1993
Regulation of the technical-administrative process to control the "aguardente" to be used in the production of Port wine.

Ministerial order no. 111//95 of 3rd February 1995

Establishes the Port Wine Institutes, competence in controlling the circulation of products
producing sector (Port wine and related products).

Decree-law no. 74/95 of 19th April 1995
Statutes of Inter-professional Commission of the Douro Delimited Region - it creates the Inter
Commission of the Douro Delimited Region, defines its organic structure, competence, functioni

Decree-law no. 75/95 of 19th April 1995
Changes to the Organic Law of the Port Wine Institute.

Decree-law no. 76/95 of 19th April 1995
Changes on the Statutes of the "Casa do Douro" in order to allow for the creation of Inter
Commission of the Douro Demarcated Region.

Decree-law no. 137/95 of 14th June 1995
Tributary regime over wine products (the taxes which fall on the "Port Generoso Wine", b
mentioned in the Decree-law no. 83/92, of 7th May, are paid to the regional controlling bo
declaration of production is presented).

Decree-law no. 264-A/95 of 12th October 1995
Anticipates the possibility of temporarily suspending the export of Port Wine in bulk.

Ministerial order no. 1247-A/95 of 17th October 1995
Suspension of the dispatch of Port Wine in bulk from 1st July 1996.

Ministerial Order no.525-A/96 of 30th September 1996
Rules regulations the transport of wine and wine-related products (lading documents).

Decree-law no. 251/96 of 24th December 1996
Adjustment of the maximum yield per ha to 60.5 hl/ha.

Decree-law no. 83/97 of 9th April 1997
Plantation and cultivation of vine; rules which should be met by vineyard owners (areas large
m2) and administrative procedures for the management and control of viticultural potential.

Decree-law no. 173/97 of 16th July 1997
Taxes on Port Wine and the wine-derived products used in its production.

Certification of the Porto Denomination of Origin on documents accompanying sh viticultural products within the European Union

With a view to complying with the European Commission's Directive CEE 2238/93 dated 2 regarding the documents that must accompany shipments in transit of viticultural products, Portuguese government Decree number 111 dated 3 February 1995 that defines the viticul responsible for enforcing the aforementioned Directive and sets the national dispositions that observed when shipping these products, a protocol of cooperation was signed between the General of Customs, the Institute of Wine and Vine and the Port Wine Institute, in order to standardise the administrative procedures related to the said documents.

The regulations governing these administrative procedures came into effect on 1 October 1 detailed in the following documents: Administrative Transit Document (DAA) and Simplified A Document (DAS), pre-issued by the IVP for certifying the Porto Denomination of Origin of w within the European Union.

Briefly, these regulations stipulate the following:

1. Shipments of Port Wine to another Member State within the European Union

All shipments of Port Wine from Portugal to another State with the European Union must be by a DAA (model 169 and 169/A) or a DAS (model 170), as the case may be, containing a reference number exclusively issued by the Port Wine Institute. The documents must be auth the IVP (document items 23 and 14, respectively).

2. Shipments of Port Wine within Portugal

All Port Wine that is sold within Portugal and that transits from one fiscal depot to anotl accompanied by a DAA (model 169/B) containing a pre-printed reference number exclusively i: Port Wine Institute. This documents does not require IVP authentication.

3. Exports of Port Wine

All exports of Port Wine from Portugal to third countries must be accompanied by the Certifi Denomination of Origin issued exclusively by the Port Wine Institute and by the duly cor documents described in (2) above that are required for Customs purposes and that are not, authenticated by the IVP.

Validation of the Certificate of Porto Denomination of Origin shall be performed at the same application for the said Certificate (RCDO) is entered into the computerised records, under the

4. Authentication of accompanying documents

Authentication of the Certificate of Porto Denomination of Origin on the DAA and DAS docum obtained at the IVP offices in Porto, Vila Nova de Gaia or Peso da Régua.

Operators must first apply for the said Certificate, by means of the RCDO, at the IVP office: Peso da Régua, for purposes of the administrative confirmation of the respective records anc adjustment to the balance of accounts through the computerised system. No DAA or DAS a document will be authenticated without this computerised validation.

European Union Legislation

CE 692/96 of Commission dated 17 April 1996, amending EEC 3201190 that stipulates the governing the use of designations and the presentation of wines and musts – in JOCE L 18.4.96.

Draft Council Regulation amending EEC 822/87 that establishes the organisation of the commo market – in JOCE NC 125145 dated 27.4.96.

CE 1648/96 of Commission dated 30 July 1996, that alters, for the third time, EEC 35901 85 r analytical certificate and report foreseen for the importation of wines, grape juices and musts 2071 7 dated 17.8.96.

CE 1294/96 of Commission dated 4 July 1996, establishing the methods for applying EEC 221 as regards the declarations of harvest, production and stock of products from the viticultura JOCE L 166/14 dated 5.7.96.

---

em Acção

TABLE 1

WINE PRODUCTION IN THE DOURO DEMARCATED REGION

Unit: 550 litres pipes

YEARS	MUST	ADDED BRANDY	PORT WINE	UNFORTIFIED WINE
1999	155.866	43.107	198.973	115.430
2000	152.524	42.030	194.554	86.484
2001	155.345	43.007	198.352	165.849
2002	134.804	37.600	172.404	93.467
2003	108.419	29.996	138.415	172.969

TABLE 2 - SALES OF PORT WINE

PRINCIPAL MARKETS	2003			2002			2001			2000			1999		
	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre
FRANCE	95.119	2.997	3,53	100.053	3.101	3,58	100.094	3.194	3,48	97.311	3.194	3,39	98.320	3.252	3,36
PORTUGAL	64.260	1.447	4,93	71.011	1.579	5,00	63.888	1.452	4,89	64.805	1.456	4,95	60.977	1.438	4,71
UNITED KINGDOM	57.220	1.192	5,33	53.292	1.046	5,66	47.993	1.022	5,22	50.776	999	5,65	53.711	1.132	5,27
HOLLAND	52.777	1.741	3,37	55.481	1.759	3,50	59.181	1.950	3,37	49.118	1.704	3,20	44.621	1.602	3,09
BELGIUM-LUX.	39.045	1.131	3,83	35.150	1.007	3,88	36.980	1.094	3,76	42.059	1.254	3,73	43.533	1.353	3,57
USA	27.227	369	8,20	38.328	407	10,45	27.854	339	9,14	30.847	363	9,45	32.932	361	10,15
CANADA	23.405	317	8,20	20.719	288	7,99	19.211	248	8,60	24.810	327	8,42	11.586	178	7,23
GERMANY	12.601	376	3,72	13.166	384	3,81	12.169	376	3,60	13.825	445	3,45	12.258	387	3,52
DENMARK	7.438	171	4,85	6.914	154	5,00	7.063	176	4,46	6.554	165	4,41	7.295	189	4,28
SPAIN	6.107	153	4,42	6.347	156	4,52	5.359	137	4,34	4.825	129	4,17	4.584	125	4,06
ITALY	4.828	119	4,51	4.941	127	4,32	4.602	123	4,16	4.775	128	4,15	4.474	122	4,07
SWITZERLAND	4.267	78	6,11	4.507	83	6,01	3.764	77	5,42	3.981	74	5,95	3.317	71	5,19
SWEDEN	2.192	41	5,95	2.341	47	5,50	2.252	46	5,44	2.092	43	5,37	2.063	44	5,23
IRELAND	2.094	40	5,83	2.444	46	5,87	2.776	55	5,63	2.806	54	5,77	2.460	49	5,54
BRAZIL	2.004	49	4,52	2.472	55	4,98	3.484	74	5,22	4.017	90	4,93	3.321	88	4,20
JAPAN	1.280	18	7,78	1.679	26	7,09	1.393	21	7,24	1.681	25	7,61	1.192	20	6,62
NORWAY	1.207	20	6,73	1.255	19	7,45	1.000	18	6,29	1.270	23	6,26	635	12	6,09
NEW ZEALAND	738	10	7,99	652	9	8,31	720	12	6,95	689	10	7,68	626	11	6,50
AUSTRIA	637	11	6,41	675	12	6,05	491	10	5,44	596	11	5,79	541	10	5,96
FINLAND	602	11	5,95	738	12	6,66	646	12	5,92	541	11	5,66	607	11	6,19
ANDORRA	565	17	3,78	792	20	4,33	550	16	3,77	618	18	3,91	668	20	3,63
MEXICO	556	9	7,13	365	5	7,50	346	7	5,40	431	9	5,39	321	6	6,06
GREECE	550	10	5,91	537	12	5,10	899	21	4,83	1.179	20	6,47	906	18	5,56
CZECH REP.	533	12	5,14	575	14	4,55	375	10	4,25	151	4	4,06	220	7	3,45
OTHERS	3.817	70	6,02	4.267	68	6,99	4.611	76	6,78	5.076	82	6,86	5.001	91	6,08
TOTAL	411.068	10.410	4,39	428.699	10.439	4,56	407.702	10.566	4,29	414.832	10.638	4,33	396.169	10.598	4,15

200

TABLE 3 - SALES OF PORT WINE (%) BY MARKET

PRINCIPAL MARKETS	2003		2002		2001		2000		1999	
	volume of trade	quantity	volume of trade	quantity	volume of trade	quantity	volume of trade	quantity	volume of trade	quantity
FRANCE	23,14	28,79	23,34	29,71	24,55	30,23	23,46	30,02	24,82	30,68
PORTUGAL	15,63	13,90	16,56	15,13	15,67	13,75	15,62	13,69	15,39	13,57
UNITED KINGDOM	13,92	11,45	12,43	10,02	11,77	9,67	12,24	9,39	13,56	10,68
HOLLAND	12,84	16,72	12,94	16,85	14,52	18,46	11,84	16,02	11,26	15,12
BELGIUM-LUX.	9,50	10,87	8,20	9,65	9,07	10,36	10,14	11,79	10,99	12,77
USA	6,62	3,54	8,94	3,90	6,83	3,20	7,44	3,41	8,31	3,40
CANADA	5,69	3,05	4,83	2,76	4,71	2,35	5,98	3,08	2,92	1,68
GERMANY	3,07	3,61	3,07	3,68	2,98	3,55	3,33	4,18	3,09	3,65
DENMARK	1,81	1,64	1,61	1,47	1,73	1,67	1,58	1,55	1,84	1,79
SPAIN	1,49	1,47	1,48	1,49	1,31	1,30	1,16	1,21	1,16	1,18
ITALY	1,17	1,14	1,15	1,22	1,13	1,16	1,15	1,20	1,13	1,15
SWITZERLAND	1,04	0,75	1,05	0,80	0,92	0,73	0,96	0,70	0,84	0,67
SWEDEN	0,53	0,39	0,55	0,45	0,55	0,44	0,50	0,41	0,52	0,41
IRELAND	0,51	0,38	0,57	0,44	0,68	0,52	0,68	0,51	0,62	0,47
BRAZIL	0,49	0,47	0,58	0,53	0,85	0,70	0,97	0,85	0,84	0,83
JAPAN	0,31	0,18	0,39	0,25	0,34	0,20	0,41	0,23	0,30	0,19
NORWAY	0,29	0,19	0,29	0,18	0,25	0,17	0,31	0,21	0,16	0,11
NEW ZEALAND	0,18	0,10	0,15	0,08	0,18	0,11	0,17	0,09	0,16	0,10
AUSTRIA	0,15	0,11	0,16	0,12	0,12	0,09	0,14	0,11	0,14	0,10
FINLAND	0,15	0,11	0,17	0,12	0,16	0,11	0,13	0,10	0,15	0,10
ANDORRA	0,14	0,16	0,18	0,19	0,13	0,15	0,15	0,17	0,17	0,19
MEXICO	0,14	0,08	0,09	0,05	0,08	0,07	0,10	0,08	0,08	0,06
GREECE	0,13	0,10	0,13	0,11	0,22	0,20	0,28	0,19	0,23	0,17
CZECH REP.	0,13	0,11	0,13	0,13	0,09	0,09	0,04	0,04	0,06	0,07
OTHERS	0,93	0,68	1,00	0,65	1,13	0,71	1,22	0,77	1,26	0,86
TOTAL	100,00	100,00	100,00	100,00	100,00	100,00	100,00	100,00	100,00	100,00

261

TABLE 4 - EVOLUTION OF SALES OF PORT WINE (as compared to the previous year in %)

PRINCIPAL MARKETS	2003			2002			2001			2000			1999		
	volume of trade	quantity	aver. price	volume of trade	quantity	aver. price	volume of trade	quantity	aver. price	volume of trade	quantity	aver. price	volume of trade	quantity	aver. price
FRANCE	-4,9	-3,4	-1,6	0,0	-2,9	3,0	2,9	0,0	2,8	-1,0	-1,8	0,8	1,6	-2,3	4,0
PORTUGAL	-9,5	-8,3	-1,3	11,1	8,7	2,2	-1,4	-0,2	-1,2	6,3	1,3	4,9	8,0	0,6	7,4
UNITED KINGDOM	7,4	14,0	-5,8	11,0	2,4	8,5	-5,5	2,3	-7,6	-5,5	-11,8	7,1	6,6	15,6	-7,8
HOLLAND	-4,9	-1,0	-3,9	-6,3	-9,8	4,0	20,5	14,4	5,3	10,1	6,4	3,5	-0,1	-5,0	5,1
BELGIUM-LUX.	11,1	12,3	-1,1	-4,9	-7,9	3,2	-12,1	-12,8	0,8	-3,4	-7,3	4,2	5,0	0,9	4,1
USA	-29,0	-9,4	-21,6	37,6	20,3	14,3	-9,7	-6,7	-3,2	-6,3	0,6	-6,9	23,9	0,2	23,6
CANADA	13,0	10,1	2,6	7,9	16,1	-7,1	-22,6	-24,2	2,2	114,1	83,9	16,5	43,5	38,6	3,5
GERMANY	-4,3	-2,1	-2,2	8,2	2,3	5,7	-12,0	-15,6	4,2	12,8	14,8	-1,8	8,1	5,1	2,9
DENMARK	7,6	11,0	-3,1	-2,1	-12,7	12,2	7,8	6,7	1,0	-10,2	-12,9	3,2	6,8	0,8	6,0
SPAIN	-3,8	-1,6	-2,2	18,4	13,5	4,4	11,1	6,8	4,0	5,3	2,7	2,5	10,4	2,2	8,0
ITALY	-2,3	-6,5	4,5	7,4	3,4	3,8	-3,6	-4,0	0,4	6,7	4,7	1,9	-1,6	-5,6	4,2
SWITZERLAND	-5,3	-7,0	1,8	19,7	8,1	10,7	-5,5	3,8	-8,9	20,0	4,7	14,7	42,3	42,2	0,1
SWEDEN	-6,4	-13,5	8,2	4,0	2,8	1,1	7,7	6,3	1,3	1,4	-1,2	2,6	9,4	-2,8	12,6
IRELAND	-14,3	-13,7	-0,7	-12,0	-15,6	4,3	-1,1	1,5	-2,5	14,1	9,5	4,1	5,6	4,6	0,9
BRAZIL	-18,9	-10,7	-9,2	-29,0	-25,6	-4,6	-13,3	-18,1	5,9	21,0	3,0	17,4	2,4	8,2	-5,3
JAPAN	-23,8	-30,5	9,7	20,5	23,0	-2,0	-17,1	-12,9	-4,8	41,0	22,8	14,9	-17,1	-22,6	7,2
NORWAY	-3,8	6,6	-9,8	25,5	5,9	18,6	-21,3	-21,7	0,5	100,1	94,8	2,7	33,7	27,9	4,6
NEW ZEALAND	13,2	17,7	-3,8	-9,5	-24,3	19,6	4,5	15,5	-9,5	9,9	-7,0	18,1	-3,9	-2,5	-1,4
AUSTRIA	-5,7	-11,1	6,0	37,5	23,6	11,2	-17,6	-12,2	-6,1	10,1	13,1	-2,7	20,1	11,7	7,6
FINLAND	-18,4	-8,7	-10,6	14,2	1,6	12,4	19,5	14,2	4,6	-10,9	-2,7	-8,5	18,0	-2,8	21,4
ANDORRA	-28,6	-18,2	-12,8	43,9	25,1	15,1	-11,0	-7,6	-3,7	-7,4	-14,2	7,9	19,3	11,9	6,6
MEXICO	52,3	60,2	-4,9	5,6	-24,0	39,0	-19,9	-20,0	0,2	34,5	51,3	-11,0	-27,2	-29,4	3,2
GREECE	2,5	-11,5	15,8	-40,3	-43,5	5,6	-23,7	2,1	-25,3	30,1	11,8	16,4	75,1	69,2	3,5
CZECH REP.	-7,3	-18,1	13,2	53,2	43,3	6,9	149,2	137,9	4,8	-31,5	-41,7	17,7	18,5	116,9	-45,4
OTHERS	-10,5	3,8	-13,8	-7,5	-10,2	3,1	-9,2	-8,1	-1,2	1,5	-10,0	12,8	-6,1	-14,9	10,3
TOTAL	-4,1	-0,3	-3,8	5,1	-1,2	6,4	-1,7	-0,7	-1,0	4,7	0,4	4,3	6,6	1,0	5,6

202

TABLE 5 - SALES OF STANDARD PORTS

PRINCIPAL MARKETS	2003			2002			2001			2000			1999		
	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre	10^3 €	10^3 cases of 9 litres	€/litre
FRANCE	82.546	2.814	3,26	89.943	2.953	3,38	90.492	3.054	3,29	87.894	3.059	3,19	87.355	3.089	3,14
PORTUGAL	48.543	1.305	4,13	52.089	1.426	4,06	46.602	1.309	3,96	45.514	1.315	3,85	43.752	1.309	3,71
UK	17.907	536	3,71	13.843	396	3,88	14.101	423	3,70	12.505	370	3,76	14.264	459	3,45
HOLLAND	46.172	1.648	3,11	48.215	1.670	3,21	53.257	1.866	3,17	42.723	1.613	2,94	37.833	1.508	2,79
BELGIUM-LUX.	33.665	1.065	3,51	30.923	960	3,58	32.970	1.043	3,51	37.438	1.195	3,48	37.844	1.273	3,30
USA	5.545	136	4,54	6.043	132	5,10	5.426	117	5,13	5.134	118	4,85	4.413	106	4,62
CANADA	4.111	89	5,14	3.867	80	5,37	2.820	60	5,19	3.621	74	5,42	1.617	41	4,41
GERMANY	10.345	343	3,35	10.291	350	3,26	10.659	355	3,33	11.949	423	3,14	10.164	358	3,15
DENMARK	3.967	124	3,57	3.755	115	3,62	4.421	137	3,58	4.094	132	3,44	4.329	145	3,31
SPAIN	5.002	143	3,88	4.793	142	3,75	4.411	128	3,83	4.036	121	3,70	3.767	118	3,55
ITALY	3.912	110	3,96	4.081	119	3,83	3.930	116	3,75	4.057	120	3,76	3.756	113	3,70
SWITZERLAND	2.484	67	4,12	2.507	72	3,88	2.289	68	3,77	2.630	66	4,46	1.707	55	3,45
SWEDEN	1.019	28	4,05	1.083	32	3,80	1.264	32	4,42	1.249	32	4,39	1.267	32	4,40
IRELAND	1.159	25	5,06	1.421	32	5,01	1.620	36	5,01	1.553	36	4,85	1.277	31	4,62
BRAZIL	1.472	42	3,90	1.823	48	4,24	2.824	69	4,57	3.404	85	4,47	2.938	84	3,87
JAPAN	1.016	17	6,79	1.334	24	6,06	1.068	20	6,05	1.209	22	6,05	827	18	5,17
NORWAY	343	7	5,44	343	8	5,00	257	6	4,50	507	13	4,46	324	8	4,70
NEW ZEALAND	222	5	5,03	208	5	4,88	221	5	4,51	203	5	4,87	204	5	4,22
AUSTRIA	359	9	4,55	418	10	4,46	344	9	4,44	381	10	4,43	339	8	4,52
FINLAND	296	8	4,31	321	8	4,38	369	9	4,42	367	9	4,50	357	9	4,42
ANDORRA	507	16	3,50	717	19	4,10	502	16	3,58	548	17	3,63	599	20	3,38
MEXICO	296	7	4,61	200	4	4,95	197	6	3,48	277	8	3,78	217	5	4,51
GREECE	504	10	5,56	462	11	4,53	867	20	4,70	1.124	20	6,23	868	18	5,36
CZECH REP.	425	10	4,58	494	13	4,26	301	9	3,77	109	4	3,33	180	7	3,04
OTHERS	1.820	46	4,37	1.897	43	4,95	2.116	49	4,81	2.524	53	5,31	2.087	54	4,31
TOTAL	273.638	8.610	3,53	281.074	8.671	3,60	283.331	8.963	3,51	275.049	8.917	3,43	262.287	8.873	3,28

Wine, Food, and Travel!


DOW'S
1997
VINTAGE PORT

Portuguese Wine

How to Buy, Store, Serve and Drink Port Wine

Each type of Port Wine has distinctly different characteristics. Thus, before buying a bottle of Port, you must carefully read the label and consider when it is that you plan to drink it.

There are different aromas to Port Wine according to the type and age of the wine. Younger Ports are fruity and adapt themselves well to a wide range of occasions, whereas old Tawny Ports, 20 or more years old, as well as Dated or Vintage Ports, with their more complex bouquets, are best drunk in a calm setting, one that is somewhat solemn and involves a degree of ritual.

When is Port Wine ideal for drinking? How long can one store a bottle of Port at home?

Ruby Ports should not be kept very long in bottle as they risk losing their typical vitality. There is also no great advantage in keeping young Tawny Ports in bottle for very long.

On the other hand, Vintage Ports can calmly age in bottle due to their high tannin content. In effect, these wines are not ready for drinking until they have reached 10, 20 or more years of age.

Bottles of Vintage Port must be laid down on their side for storing so as to ensure that the corks do not dry out.

Tawny Ports with indication of age - 10, 20, 30 or "More than 40 years old" and Dated Ports can be perfectly well kept in a private cellar for some time. These wines should be drunk in the first years after bottling. All Port Wine should be protected from direct light, heat and vibrations. A well-aired and relatively dark room may be a good place to store them. As long as there are no great variations in the room temperature, Port Wine can withstand relatively high temperatures (20°C).

Vintage Port requires more careful handling. Once a bottle is laid down you should avoid handling it as any brusque movement can cause the deposit that it throws in bottle to break lose and to muddy the wine. A few hours before you plan to drink a Vintage, the wine should be decanted into a crystal decanter, without the stopper, and left to breathe.

The corks on very old bottles of Vintage Port must be removed with great care as the effects of time and the sugars in the wine may make it stick to the bottle and make it friable.

The following method can be used to ensure that the wine remains clear and free of any cork particles. First heat a pair of iron tongs until they are red hot and then press them around the neck of the bottle, a little below the cork, for a few seconds. Next, place a pair of cold tongs, some ice or a cold wet cloth around the neck in the same place. The difference in temperature will cause the glass to break off cleanly.

Tradition demands that, when it is served, the Port always moves around the table in a clockwise direction, that is, from left to right. The decanter is placed before the host who serves the person on his left who then serves himself and then passes it to the person on his left, and so on. The host is allowed to perform a "backhander" that is, after serving his guest, to tilt the decanter to the right to fill his own glass before passing it on to his left.

The origins of this ritual are unknown but, according to one legend, this is to avoid arousing the ire of the devil that always lurks behind your left shoulder. Another story says that by using your right hand to pass the bottle, you cannot stab your neighbour with your sword - always assuming you are not left-handed!

Except for Vintage and Late Bottled Vintage, Port may be served chilled but never "on the rocks", except in the case of White Port which, when mixed with tonic water, ice and a slice of lemon, is a delightful long drink in warm weather.

The ideal glasses for serving Port are those that enable the wines to show the full potential of their bouquets: tulip-shaped stem glasses, not too small, wider at the base than at the rim, are perfect. Fill about one-third of the glass, grasp the stem between your fingers and gently swirl the wine around to release the aromas.

Ideally, a bottle of Vintage should be drunk the same day it is opened or else it will lose many of its fine qualities. On the other hand, bottles of other Ports may be drunk over longer periods of time as long as they are carefully stoppered and kept in a cool, dark place.

---

http://www.ivp.pt/uk/Turismo/turismo3.shtm

California QuickFacts

People QuickFacts	Sacramento County	California
Population, 2003 estimate	1,330,711	35,484,453
Population, percent change, April 1, 2000 to July 1, 2003	8.8%	4.8%
Population, 2000	1,223,499	33,871,648
Population, percent change, 1990 to 2000	14.7%	13.6%
Persons under 5 years old, percent, 2000	7.3%	7.3%
Persons under 18 years old, percent, 2000	27.6%	27.3%
Persons 65 years old and over, percent, 2000	11.1%	10.6%
Female persons, percent, 2000	51.1%	50.2%
White persons, percent, 2000 (a)	64.0%	59.5%
Black or African American persons, percent, 2000 (a)	10.0%	6.7%
American Indian and Alaska Native persons, percent, 2000 (a)	1.1%	1.0%
Asian persons, percent, 2000 (a)	11.0%	10.9%
Native Hawaiian and Other Pacific Islander, percent, 2000 (a)	0.6%	0.3%
Persons reporting some other race, percent, 2000 (a)	7.5%	16.8%
Persons reporting two or more races, percent, 2000	5.8%	4.7%
Persons of Hispanic or Latino origin, percent, 2000 (b)	16.0%	32.4%
White persons, not of Hispanic/Latino origin, percent, 2000	57.8%	46.7%
Living in same house in 1995 and 2000', pct age 5+, 2000	47.5%	50.2%
Foreign born persons, percent, 2000	16.1%	26.2%
Language other than English spoken at home, pct age 5+, 2000	24.4%	39.5%
High school graduates, percent of persons age 25+, 2000	83.3%	76.8%
Bachelor's degree or higher, pct of persons age 25+, 2000	24.8%	26.6%
Persons with a disability, age 5+, 2000	224,148	5,923,361
Mean travel time to work (minutes), workers age 16+, 2000	25.4	27.7
Housing units, 2002	492,506	12,507,767
Homeownership rate, 2000	58.2%	56.9%
Housing units in multi-unit structures, percent, 2000	27.4%	31.4%
Median value of owner-occupied housing units, 2000	$144,200	$211,500
Households, 2000	453,602	11,502,870
Persons per household, 2000	2.64	2.87
Median household income, 1999	$43,816	$47,493
Per capita money income, 1999	$21,142	$22,711
Persons below poverty, percent, 1999	14.1%	14.2%

206

California QuickFacts

People QuickFacts	California	USA
Population, 2003 estimate	35,484,453	290,809,777
Population, percent change, April 1, 2000 to July 1, 2003	4.8%	3.3%
Population, 2000	33,871,648	281,421,906
Population, percent change, 1990 to 2000	13.6%	13.1%
Persons under 5 years old, percent, 2000	7.3%	6.8%
Persons under 18 years old, percent, 2000	27.3%	25.7%
Persons 65 years old and over, percent, 2000	10.6%	12.4%
Female persons, percent, 2000	50.2%	50.9%
White persons, percent, 2000 (a)	59.5%	75.1%
Black or African American persons, percent, 2000 (a)	6.7%	12.3%
American Indian and Alaska Native persons, percent, 2000 (a)	1.0%	0.9%
Asian persons, percent, 2000 (a)	10.9%	3.6%
Native Hawaiian and Other Pacific Islander, percent, 2000 (a)	0.3%	0.1%
Persons reporting some other race, percent, 2000 (a)	16.8%	5.5%
Persons reporting two or more races, percent, 2000	4.7%	2.4%
Persons of Hispanic or Latino origin, percent, 2000 (b)	32.4%	12.5%
White persons, not of Hispanic/Latino origin, percent, 2000	46.7%	69.1%
Living in same house in 1995 and 2000', pct age 5+, 2000	50.2%	54.1%
Foreign born persons, percent, 2000	26.2%	11.1%
Language other than English spoken at home, pct age 5+, 2000	39.5%	17.9%
High school graduates, percent of persons age 25+, 2000	76.8%	80.4%
Bachelor's degree or higher, pct of persons age 25+, 2000	26.6%	24.4%
Persons with a disability, age 5+, 2000	5,923,361	49,746,248
Mean travel time to work (minutes), workers age 16+, 2000	27.7	25.5
Housing units, 2002	12,507,767	119,302,132
Homeownership rate, 2000	56.9%	66.2%
Housing units in multi-unit structures, percent, 2000	31.4%	26.4%
Median value of owner-occupied housing units, 2000	$211,500	$119,600
Households, 2000	11,502,870	105,480,101
Persons per household, 2000	2.87	2.59
Median household income, 1999	$47,493	$41,994
Per capita money income, 1999	$22,711	$21,587
Persons below poverty, percent, 1999	14.2%	12.4%

Business QuickFacts	California	USA
Private nonfarm establishments with paid employees, 2001	806,733	7,095,302
Private nonfarm employment, 2001	13,239,616	115,061,184
Private nonfarm employment, percent change 2000-2001	2.8%	0.9%
Nonemployer establishments, 2000	2,103,178	16,529,955
Manufacturers shipments, 1997 ($1000)	379,612,443	3,842,061,405
Retail sales, 1997 ($1000)	263,118,346	2,460,886,012
Retail sales per capita, 1997	$8,167	$9,190
Minority-owned firms, percent of total, 1997	28.8%	14.6%
Women-owned firms, percent of total, 1997	27.3%	26.0%
Housing units authorized by building permits, 2002	159,573	1,747,678
Federal funds and grants, 2002 ($1000)	206,401,495	1,901,247,889

Geography QuickFacts	California	USA
Land area, 2000 (square miles)	155,959	3,537,438
Persons per square mile, 2000	217.2	79.6
FIPS Code	06	

(a) Includes persons reporting only one race.
(b) Hispanics may be of any race, so also are included in applicable race categories.

FN: Footnote on this item for this area in place of data
NA: Not available
D: Suppressed to avoid disclosure of confidential information
X: Not applicable
S: Suppressed; does not meet publication standards
Z: Value greater than zero but less than half unit of measure shown
F: Fewer than 100 firms

Source U.S. Census Bureau: State and County QuickFacts. Data derived from Population Estimates, 2000 Census of Population and Housing, 1990 Census of Population and Housing, Small Area Income and Poverty Estimates, County Business Patterns, 1997 Economic Census, Minority- and Women-Owned Business, Building Permits, Consolidated Federal Funds Report, 1997 Census of Governments

Last Revised: Friday, 09-Jul-2004 09:00:30 EDT

National Vital Statistics Reports

SAFER · HEALTHIER · PEOPLE™

Volume 52, Number 11 December 19, 2003

Births, Marriages, Divorces, and Deaths: Provisional Data for June 2003

NOTE: Detailed tables on births, deaths, marriages and divorces that were previously available only in the NCHS Web site's "Data Warehouse" are now included in this report.

Table A. Provisional vital statistics for the United States, June 2003

[Rates for infant deaths are deaths under 1 year per 1,000 live births; fertility rates are live births per 1,000 women ages 15–44 years; all other rates are per 1,000 total population. Data are subject to monthly reporting variation; see "Technical Notes"]

Item	June				January–June				12 months ending with June				
	Number		Rate		Number		Rate		Number		Rate		
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2001
Live births	337,000	328,000	14.1	13.9	1,986,000	1,961,000	13.8	13.8	4,047,000	4,012,000	14.0	14.0	14.3
Fertility rate	---	---	65.9	64.4	---	---	64.4	63.8	---	---	65.1	64.7	65.6
Deaths	194,000	188,000	8.1	7.9	1,213,000	1,249,000	8.4	8.8	2,402,000	2,432,000	8.3	8.5	8.5
Infant deaths	2,200	2,300	6.7	6.9	13,400	14,100	6.7	7.2	26,900	27,800	6.6	6.9	6.8
Natural increase	143,000	140,000	6.0	6.0	773,000	712,000	5.4	5.0	1,645,000	1,580,000	5.7	5.5	5.8
Marriages[1]	226,000	227,000	9.5	9.6	1,012,000	1,030,000	7.0	7.2	2,236,000	2,270,000	7.7	7.9	8.4
Divorces[2]	...	...	...	...	...	...	...	...	...	...	3.9	4.0	4.0
Population base (in millions)	---	---	291.1	288.1	---	---	---	---	---	---	290.0	286.9	283.9

... Category not applicable.
--- Data not available.
[1]Marriage rates may be underestimated due to incomplete reporting in Oklahoma; see "Technical Notes."
[2]Divorce rates exclude data for California, Hawaii, Indiana, Louisiana, and Oklahoma. Populations for these rates also exclude these States.
NOTE: Figures include all revisions received from the States and, therefore, may differ from those previously published; see "Technical Notes."

Technical Notes

Data shown here are provisional and include only events occurring within the United States (50 States and the District of Columbia). Tables A and B provide monthly, year-to-date, and 12-month ending counts and rates for births, deaths, and marriages and 12-month ending rates for divorces. Tables 1–3 present monthly and year-to-date counts of births, deaths, marriages, and divorces and 12-month ending counts and rates of infant deaths as reported by each State. Mortality data exclude fetal deaths. Delay in the receipt of certificates in a registration office may result in a low figure for a given month followed by a high figure for the month(s) in which the delayed records were received. Data for previous months include revisions States might have provided to correct for delayed reporting; therefore, figures may differ from those previously published. Totals for births, deaths, and infant deaths are by State of residence and, therefore, in effect, exclude events to nonresidents of the United States. The effect of excluding events to nonresidents from the U.S. totals is small. Events to nonresidents of the United States are included in all marriage and divorce figures. Divorce figures include reported annulments.

Until 1998, provisional totals for births, marriages, and divorces for the entire United States included corrections for observed differences between provisional and final figures. These corrections

Table B. Provisional number of live births, marriages, deaths, and infant deaths and rates, by month: United States, January 2002–June 2003

[Data are provisional and are subject to monthly reporting variation; see "Technical Notes"]

Period	Live births				Marriages		Deaths		Infant deaths	
			Rate per 1,000 women ages 15–44 years							
	Number	Rate per 1,000 population	Unadjusted	Seasonally adjusted[1]	Number	Rate per 1,000 population[2]	Number	Rate per 1,000 population	Number	Rate per 1,000 live births
2002:										
January	331,000	13.6	62.9	65.8	113,000	4.6	226,000	9.3	2,400	7.2
February	305,000	13.8	64.1	65.2	152,000	6.9	209,000	9.5	2,200	7.2
March	332,000	13.6	63.1	64.6	156,000	6.4	226,000	9.3	2,500	7.3
April	325,000	13.8	63.8	64.6	172,000	7.3	200,000	8.4	2,400	7.3
May	340,000	13.9	64.5	64.9	211,000	8.6	200,000	8.2	2,400	6.9
June	328,000	13.9	64.4	63.5	227,000	9.6	188,000	7.9	2,300	6.9
July	358,000	14.6	68.0	65.1	237,000	9.7	193,000	7.9	2,300	6.4
August	360,000	14.7	68.3	65.9	235,000	9.6	190,000	7.8	2,200	6.4
September	349,000	14.7	68.5	64.8	216,000	9.1	190,000	8.0	2,200	6.4
October	346,000	14.1	65.7	66.2	214,000	8.7	200,000	8.2	2,300	6.8
November	318,000	13.4	62.3	64.7	157,000	6.6	201,000	8.4	2,200	6.7
December	330,000	13.4	62.5	63.0	165,000	6.7	215,000	8.7	2,300	6.9
2003:										
January	330,000	13.4	62.6	65.4	141,000	5.7	220,000	8.9	2,300	6.9
February	307,000	13.8	64.3	65.5	146,000	6.6	203,000	9.1	2,200	7.0
March	336,000	13.6	63.7	65.2	154,000	6.2	209,000	8.5	2,300	6.9
April	331,000	13.8	64.7	65.5	168,000	7.0	191,000	8.0	2,100	6.4
May	345,000	14.0	65.4	65.7	178,000	7.2	196,000	7.9	2,200	6.4
June	337,000	14.1	65.9	65.0	226,000	9.5	194,000	8.1	2,200	6.7

[1]The method of seasonal adjustment, developed by the U.S. Census Bureau, is described in *The X-11 Variant of the Census Method II Seasonal Adjustment Program*, Technical Paper No. 15 (1967 revision).

[2]Marriage rates may be underestimated due to incomplete reporting in Oklahoma; see "Technical Notes."

NOTE: Figures include all revisions received from the States and, therefore, may differ from those previously published; see "Technical Notes."

served to compensate for delays in reporting. Beginning with data for January 1998, these monthly corrections for births, marriages, and divorces have been dropped. Further information on these changes has been provided in the National Vital Statistics Reports presenting provisional data for January, February, and March 1999 (vol. 48, nos. 1, 2, and 4, respectively) available at http://www.cdc.gov/nchs.

Moreover, the National Center for Health Statistics (NCHS) ceased publishing divorce counts and rates based on provisional data from the combined 50 States because it is no longer statistically feasible to calculate estimates of monthly divorce counts for nonreporting States (California, Hawaii, Indiana, Louisiana, and Oklahoma). Instead, NCHS publishes only the 12-month divorce rates shown in table A, based solely on the combined counts and populations for reporting States and the District of Columbia. Aggregate 1-month, cumulative counts and rates, and 12-month counts for divorces have been dropped because of their very limited usefulness when based on less than the full complement of States. Monthly marriage and divorce counts as reported by each State will continue to be shown in table 3.

Marriage and divorce counts for Oklahoma are not included in table 3 showing provisional data by State because of incomplete reporting. For the purpose of calculating 12-month divorce rates shown in table A, Oklahoma is treated as a nonreporting State (see earlier discussion). Since all other States report marriages, marriage rates shown in tables A and B include Oklahoma data. The impact of the missing marriages on the national rate is negligible (estimated at less than 1 percent).

Population estimates used for computing rates originate from the U.S. Census Bureau and are based on the 2000 census. Monthly rates are based on populations estimated for the specific month. Year-to-date rates are averages of monthly rates that have been weighted by the number of days in the corresponding months. Rates for 12-month periods are the sum of events for the period per population estimated at the midpoint of the period. Populations have been estimated by NCHS for the 12-month divorce rates based on the 45 reporting States and the District of Columbia. Because monthly infant mortality rates are based on relatively few events, they are highly variable, and comparisons of monthly infant mortality rates should be interpreted cautiously.

List of Detailed Tables

210

Table 3. Provisional number of marriages and divorces: Each State, June 2002 and 2003, and cumulative figures, 2001–2003

[By State of occurrence. Divorces include reported annulments]

Area	Marriages					Divorces				
	June		January–June			June		January–June		
	2003	2002	2003	2002	2001	2003	2002	2003	2002	2001
Alabama	4,897	5,154	20,610	20,334	20,360	1,977	1,953	11,471	13,001	12,519
Alaska	591	350	2,465	2,230	2,396	272	60	1,830	1,174	1,327
Arizona[1]	1,009	3,439	16,422	19,657	21,602	605	1,697	10,561	13,600	11,835
Arkansas	3,960	4,168	17,631	18,199	18,632	1,377	1,320	8,308	7,343	8,602
California	21,358	18,118	99,578	91,501	113,283	---	---	---	---	---
Colorado	3,986	3,101	15,889	15,500	15,595	1,648	1,719	9,557	10,557	10,432
Connecticut	2,007	2,114	7,295	7,393	7,982	738	748	5,103	4,670	5,497
Delaware	513	434	2,136	1,982	2,124	63	139	1,095	1,355	1,599
District of Columbia	338	301	1,437	1,431	2,687	23	50	288	364	965
Florida	14,550	13,028	81,104	84,036	80,626	7,726	8,004	41,897	41,890	43,354
Georgia	6,180	6,033	23,683	27,733	20,192	2,932	2,368	18,370	15,501	12,660
Hawaii	2,489	2,240	13,035	12,170	11,821	---	264	---	1,959	2,353
Idaho	1,360	1,453	6,427	5,972	6,388	645	557	3,627	3,501	3,489
Illinois	9,124	9,029	35,573	35,802	43,271	3,030	3,167	17,276	18,524	20,953
Indiana	4,058	6,281	23,123	21,059	20,624	---	---	---	---	---
Iowa	2,373	2,215	8,681	7,594	8,916	606	651	3,795	4,168	4,760
Kansas	2,045	2,404	8,475	8,661	9,217	813	956	4,379	5,386	4,155
Kentucky	3,821	4,140	17,565	16,633	15,825	1,869	1,831	10,663	10,526	10,598
Louisiana	3,870	4,009	20,093	16,960	18,622	---	---	---	---	---
Maine	1,207	1,146	3,209	3,102	4,166	623	346	2,652	1,514	2,990
Maryland	4,219	4,248	16,370	16,549	16,868	1,165	1,430	7,394	7,792	6,539
Massachusetts	3,801	3,376	14,903	13,415	16,291	751	1,908	6,967	8,533	8,067
Michigan	6,827	7,152	25,165	26,216	26,257	3,221	3,071	19,086	18,836	19,950
Minnesota	3,742	4,789	12,605	12,861	14,035	1,247	1,062	7,478	7,615	7,595
Mississippi	1,746	1,862	8,394	9,083	8,753	1,673	885	7,293	6,843	7,256
Missouri	4,974	5,482	19,826	19,685	20,428	1,926	2,109	11,332	11,583	12,050
Montana	905	739	2,520	2,363	2,395	270	200	1,397	1,138	1,838
Nebraska	1,564	1,514	5,981	6,421	6,730	581	655	3,227	3,357	3,060
Nevada	12,551	11,370	71,292	65,587	78,857	1,421	2,409	8,105	11,561	7,348
New Hampshire	950	1,021	4,005	4,117	4,030	400	292	2,241	2,657	2,759
New Jersey	5,683	4,428	24,756	19,460	24,589	3,055	2,950	14,949	15,688	15,799
New Mexico[2,3]	813	1,312	5,016	7,647	7,946	658	534	4,080	3,880	4,458
New York[1]	11,740	13,694	54,655	59,832	70,004	3,477	6,499	31,822	36,263	34,410
North Carolina	4,296	5,664	20,666	26,207	24,148	2,674	4,305	13,353	17,724	19,159
North Dakota	539	517	1,717	1,604	1,409	164	175	852	983	947
Ohio	10,340	7,908	31,814	32,438	34,772	4,377	4,583	21,829	22,299	22,500
Oklahoma	---	---	---	---	---	---	---	---	---	---
Oregon	2,199	2,412	8,853	10,395	11,151	995	1,399	6,493	8,484	8,021
Pennsylvania	7,916	6,984	32,806	31,651	29,806	3,327	3,145	17,827	17,961	18,365
Rhode Island	1,038	1,085	3,432	3,359	3,732	286	233	1,740	1,628	1,712
South Carolina	4,716	3,701	15,377	15,999	20,914	1,082	1,116	5,849	5,993	7,527
South Dakota	826	820	2,686	2,748	2,944	218	202	1,216	1,316	1,215
Tennessee	6,605	5,071	35,695	33,209	40,538	2,190	2,631	14,427	16,824	14,946
Texas	16,300	21,088	80,533	105,217	104,766	6,490	9,214	37,452	45,025	42,480
Utah	1,499	2,986	6,027	7,218	9,540	500	749	4,097	4,406	4,918
Vermont	424	440	1,844	1,800	1,800	151	152	1,285	1,508	1,219
Virginia	6,784	6,783	28,571	29,750	31,044	2,780	2,592	14,569	15,187	14,814
Washington	4,023	3,227	17,090	16,133	18,167	2,108	1,801	13,333	12,949	13,443
West Virginia	1,358	1,591	5,759	6,462	5,660	622	551	4,290	4,709	4,792
Wisconsin	4,433	4,006	13,583	13,403	14,235	1,371	1,480	9,092	9,040	9,013
Wyoming	555	618	1,997	1,988	2,171	185	222	1,386	1,407	1,457
Puerto Rico	2,310	2,083	12,063	11,505	14,954	720	1,728	9,225	8,105	8,356

--- Data not available.

[1]Figures for marriages include licenses issued for some counties.

[2]Figures for marriages are marriage licenses issued.

[3]Figures for divorces include estimates for some counties.

NOTE: Figures include all revisions received from the States and, therefore, may differ from those previously published; see "Technical Notes."

211

Acknowledgments

This report was prepared by Paul D. Sutton, assisted by Martha L Munson, both in the Reproductive Statistics Branch (RSB) of the Division of Vital Statistics (DVS) under the general direction of Stephanie J. Ventura, Chief, RSB, and Charles J. Rothwell, Director, DVS. Betty L Smith of the Mortality Statistics Branch assisted with review of the mortality data. Connie Gentry, Chrissy Jarman, Millie Johnson, Susan McBroom, and Pam Stephenson of the Data Acquisition and Evaluation Branch (DAEB) were responsible for acquisition of the provisional data. Brenda Green, David Justice, Jenny Justice, Adrienne Rouse, and Francine Winter, also of DAEB, evaluated the quality of the provisional data. The report was edited by Kathy Sedgwick and typeset by Jacqueline M. Davis of the Information Design and Publishing Branch, Division of Information Services.

Suggested citation

Sutton PD. Births, marriages, divorces, and deaths: Provisional data for June 2003. National vital statistics reports; vol 52 no 11. Hyattsville, Maryland: National Center for Health Statistics. 2003.

National Center for Health Statistics

Director, Edward J. Sondik, Ph.D.
Deputy Director, Jack R. Anderson

Division of Vital Statistics

Director, Charles J. Rothwell

DHHS Publication No. (PHS) 2004-1120
PHS 04-0095 (12/2003)

Wedding Packages

The Beginning Package

Half Hour of Chapel Time
Wedding Planner to Coordinate
**Sunday-Thursday Only

$150

Masquerade

Half Hour of Chapel Time
Wedding Planner to Coordinate
Rio Memories Photo Package
Rio Wedding Photo Album
Single Rose Presentation with Your Choice of Ribbon Color
Groom's Boutonniere to Match
Rio Wedding Certificate Holder
Traditional Recorded Music
Bottle of Rio Champagne
**Sunday-Thursday Only

$375

Confetti

Half Hour of Chapel Time
Wedding Planner to Coordinate
Rio Memories Photo Package
Rio Wedding Photo Album
Bride's Hand-tied Bouquet of Gerber
-Daisies with your choice of Ribbon Color
Groom's Boutonniere to Match
Rio Wedding Certificate Holder
Pianist for Ceremony
Bottle of Rio Champagne

$495.00 Sunday through Thursday
$695.00 Friday, Saturday and Holidays

Mardi Gras*

Half Hour of Chapel Time
Wedding Planner to Coordinate

Rio Memories Photo Package
Rio Wedding Photo Album
Garden Mix Colonial Bride's Bouquet
Groom's Single Rose Boutonniere
Rio Wedding Certificate Holder
Personalized Video of Ceremony
Pianist for Ceremony
Bottle of Champagne
Limo to Courthouse or 1 Hour Leisure Ride

$795 Sunday through Thursday
$995 Friday, Saturday or Holidays

*Add a two night stay in standard suite One Mornings Breakfast in Bed at an additional

Tango

One Hour of Chapel Time
Wedding Planner to Coordinate
Ipanema Photo Package
Rio Wedding Photo Album
Personalized Video of Ceremony
Rose Colonial Bride's Bouquet
Groom's Special Boutonniere to Match
Single Rose Presentation for Maid of Honor
Single Rose Boutonniere for Best Man
Pianist for Ceremony
Rio Wedding Certificate Holder
Champagne and Strawberry Kiss Amenity
One Night Stay in a Standard Suite
One Hour Limousine to Courthouse or
-Leisure Ride

$1,325 Sunday Through Thursday
$1,525 Friday, Saturday and Holiday Weekends

Samba

One Hour of Chapel Time
Wedding Planner to Coordinate
Ipanema One Hour Photo Package
Rio Wedding Photo Album
Personalized Wedding Video
Half Dozen Rose Satin Wrapped Bride's Bouquet
Groom's Boutonniere to Match
Double Rose Presentation for Maid of Honor
Single Rose Boutonniere for Best Man
Rio Wedding Certificate Holder
Pianist for Ceremony
Limousine to Courthouse or 1 Hour Leisure Ride
Champagne and 'Strawberry's Kiss' Amenity for Two in Suite
*One Night Stay in Honeymoon Suite
One Day Admission for Two to Rio's Exclusive SpaOne Morning's Breakfast in Be
Custom-designed, Tiered Wedding Cake by award winning Rio Hotel Pastry Chef
*Dinner for two in one of Rio's Restaurants

$2,500 Sunday through Thursday
$2,700 Friday, Saturday and Holidays

Carnivale

One Hour of Chapel Time
Wedding Planner to Coordinate
Carnivale Two Hour Photo Package
Timeless Moments Video Package
One Dozen Rose Satin Wrapped Bride's Bouquet
Groom's Boutonniere to Match
Garden Mix Nosegay for Maid of Honor
Single Rose Boutonniere for Best Man
Amenity Gift Baskets for Maid of Honor and Best Man
Rio Wedding Certificate Holder
Pianist for Ceremony
Limousine to Courthouse or 1 Hour Leisure Ride
Champagne and 'Strawberry's Kiss' Amenity for Two in Suite
*Two Night Stay in a Honeymoon Suite
50 Minute Swedish Massage for Two in Rio's Salon and Spa
Breakfast in Bed for Both Days of your Stay
Custom-designed, Tiered Wedding Cake by award winning Rio Hotel Pastry Chef
*Dinner for two in one of Rio's Restaurants

$4,425 Sunday through Thursday
$4,650 Friday, Saturday and Holidays

- $50.00 Minister fee due and payable at time of event.
- All items depticted are subject to availability.
- All Packages DO NOT Include Applicable Taxes and are Subject to Change wit Notice.
- **10% Discount available for Platinum Total Reward Members**
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- **Total Rewards discount does not apply to "The Beginning Package"**

For additional information or reservations, call **1-888-746-5625** or click here to email.

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3700 West Flamingo Road, Las Vegas, NV 89103
(702)777-7986 fax(702)777-7849
weddings@lvrio.harrahs.com

Select Casino >>>

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Web posted Tuesday, October 7, 2003

Wedding expenses cut, through advertising

ST. LOUIS (AP) -- Faced with planning an expensive wedding on short notice, Troy Kloha and Geneen Pazur were worried if they could say "I do" without going broke.

Expecting to pay about $20,000 for the large but not extravagant celebration, the couple did what many businesses would do -- they found sponsors.

In exchange for allowing the advertising, the couple could receive services at deep discounts or even free. Kloha and Pazur thought it was a perfect plan.

Sponsors say they get a captive audience, people who are in the frame of mind to think about weddings, events and celebrations.

The sponsorship doesn't include billboards or signs on the back of tuxedos. Most of the advertising occurs outside the ceremonial part of the wedding, with only a few printed lines on the back of the program.

Instead, the sponsors are more visible at the rehearsal and reception. In many cases, a large board at the reception lists the name and services of each sponsor. A placecard in front of the wedding cake names the bakery. Flower arrangements on each table name the florist. Sponsors also are allowed to attend the wedding and hand out business cards and can be included on the couple's wedding Web site.

Tom and Sabrina Anderson of Wakefield, N.H., plan to write a book about their 1999 wedding, which was sponsored.

"The best thing about having a sponsored wedding was the ability to have a huge fairy-tale wedding without the debt," said Tom Anderson, who estimated he and his wife saved more than $30,000. "We didn't have to sacrifice anything because we couldn't afford it.

"The sponsored wedding allows you to invite everyone you want to. You talk to business owners about giving you the best product they have because they want to

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impress the guests."

He said finding sponsors can take up to a year.

Kloha and Pazur didn't have that much time. Kloha proposed in July, then his mother asked if the couple could get married over Thanksgiving weekend. So, Kloha and Pazur got in touch with Todd Weiss and Debbie Lay, a couple whose Web site lists more than a dozen sponsors they would like to thank.

Weiss, an athletic trainer at Villanova University in Philadelphia, says he and his fiancee have already saved about $15,000 with the discounts and donations to their wedding.

Weiss warns that sponsored weddings involve plenty of hard work. He went through 80 vendors before one agreed.

"It's actually more work than if we'd done it ourselves," Weiss said.

Weiss and Lay were aided when a TV interview helped spread the word about what they were trying to do.

The couple now has sponsors providing the rings, food, tuxedos, reception room, cake and paper products either for free or for a discount. They're even negotiating on a sponsored honeymoon package. Vendors range from Kansas City -- Lay's hometown -- to Atlanta.

Traci Harrison-Madge, owner-operator of The Cakery Company in Kansas City, says she had been looking to sponsor a wedding for four years before supplying the wedding cake for Weiss and Lay.

"Now more people are wanting to use my cakes and other products for their sponsored weddings," Harrison-Madge said. "It is a great way to get your name out in the community without gambling on expensive advertising, which may or may not work.

"You also get to meet great people at every event, and most people get to taste your product and see what kind of work you are able to do. When they have their own events, they will think of the great cake that they had before."

Kloha and Pazur say they may not be able to find a sponsor for everything, since their wedding is only two months away.

"If we don't get sponsors, we'll still pay for it ourselves," Pazur said.

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Wedding Planner

Wedding Expenses

Members

Sanctuary - Complimentary
Pastor $ 175.00
Church Organist for consultation, wedding rehearsal, ceremony
$175.00 (for each additional rehearsal) $50.00
Soloist $75.00
Wedding Director $75.00

All expense checks are due one month prior to the wedding.

Rooms are available in the church for a reception, photography and a receiving line.

If you wish to reserve other areas of the church, please talk with your Wedding Director or the church secretary at the time you complete your PDF wedding application (114KB).

Non-Members

Sanctuary $ 500.00
Pastor $200.00
Church Organist for consultation, wedding rehearsal, ceremony
$200.00 (for each additional rehearsal) $50.00
Soloist $75.00
Wedding Director $75.00

The criteria for payment of wedding fees is based on active church membership of no less than one year at the time of application. While we encourage those persons seeking spiritual fulfillment to consider joining Westminster Presbyterian Church, doing so after having made an application for your wedding does not relieve you of payment of the associated wedding fees. Children of active church members will not be responsible for the church-use fee. All other associated fees will still apply. Grandchildren or siblings of active members will be considered as non-members and all fees will apply. Fifty percent of the church-use fee is due one month from the date you receive your approval letter. The balance of the church-use fee and other payments are due one month prior to your wedding.

Rooms are available in the church for a reception, photography and a receiving line. If you wish to reserve other areas of the church, please talk with your Wedding Director or the church secretary at the time you complete your PDF wedding application (114KB).

If you should decide not to hold your wedding in Westminster Presbyterian Church, we would appreciate hearing from you so that we can remove your scheduled date from our calendar.

Planning

<< Back

The Traditional Breakdown of Wedding Expenses



By **Lei Lydle**
Founder and Editor
Last Updated: 4/1/2004

Although you will find different variations of this list in almost every book or magazine you pick up, I have found that this is the most common and traditional division of wedding expenses.

If you are looking for some new ways to break-up the wedding expenses, read the article entitled **"New Options For Wedding Expenses"**.

Bride

- Wedding ring for the groom.
- Wedding gift for the groom.
- Gifts for the bridal attendants.
- Personal stationery.
- Medical examination and blood test.
- Accommodations for out-of-town attendants.

Groom

- The bride's engagement and wedding rings.
- Wedding gift for the bride.
- Gifts for the best man and ushers.
- Groom's wedding attire.
- Bride's bouquet and going away corsage.
- Boutonnieres for attendants and fathers.
- Medical examination and blood test.
- Marriage license.

- Clergymen's fee.
- Honeymoon expenses.

Bride and Groom Jointly

- Gifts of appreciation for parents or others who helped with the wedding.
- Expenses of items desired which have exceeded original budget allocations.

Bride's Family

- Engagement party.
- Ceremony cost: location, music, rentals, and all related expenses.
- Entire cost of reception: food, beverage, entertainment, rental items, decorations, wedding cake.
- Bride's wedding attire and accessories.
- A wedding gift for the couple.
- Wedding invitations, announcements and mailing costs.
- Bridesmaids' bouquets.
- Bridesmaids' luncheon.
- Photography.
- Personal wedding attire.
- Floral decorations.
- Special items such as ring bearers pillow, toasting goblets, etc.

Groom's Family

- Rehearsal dinner party.
- Personal wedding attire.
- Travel and accommodations for groom's family.
- Wedding gift for the bride and groom.
- Any general expense they wish to contribute.

Attendants

- Wedding attire for themselves.
- Any travel expenses.
- Wedding gift for bride and groom.

☆ Showers or Bachelor parties.

Comments (2)

Submit Comments...

Posted by: groom from on 4/1/2004

To answer the bride's father regarding a reception for the donors to historic landmarks, if the groom is treating the reception like a business opportunity, he should pay accordingly. The real question is how to tactifully raise the issue

Posted by: S Willims from Spokane Washington on 3/23/2004

Good and simple, but I am the brides father. The reception is for 300 guests. There will be 30 people I know. Most of the guest will be people who have donated sum of money to restoration of historic landmarks. The groom is a fund raiser for these landmarks. Who pays for reception?

Wedding Date: Late August

APPENDIX D-11

Jessie's Grove
VINEYARDS • WINERY

Custom Winemaking Agreement

(Revised July, 2004)

This Agreement dated July 21, 2004 between Jessie's Grove Winery ("Winery") and Chateau Routon, Inc. , ("Client") is for the purpose of custom winemaking and the attachment titled "Custom Winemaking Fee Schedule" is incorporated as part of this Agreement.

The following winemaking services are provided by at Winery.

Custom Crush:

The Custom Crush fee includes all of the following services only, in this sequence:

- Extensive sorting of grapes, culling and weighing poor quality grape clusters (may be excluded with a fee reduction)
- Desteming
- Crush
- Standard yeast inoculation
- 2 – 3 daily pumpovers during fermentation
- Ferment up to 7 days
- Press
- Two rackings, post primary fermentation
- Storage for first 30 days from crush (subsequent storage per fee schedule attached)
- Standard Winemaking procedures

The Winery requires that all fruit be delivered to the Winery's premises in 1/2 ton Macro Bins. If the Client does not have access to the Macro Bins and trailers, they may be rented from the Winery per the fees in the attached schedule, upon availability. Please call to reserve the equipment in advance.

The Winery discards gross juice lees from white settlings and red wine production lees unless otherwise agreed on in advance.

Additional services requested by the client will be charged per the attached schedule, or by the man-hour as needed. Minimum fees may apply.

Bulk Wine Storage:

Bulk Wine storage includes the following services:

- Monthly tank management [What does that mean?]
- Weekly headspace management, including gassing if necessary

1973 W. Turner Road • Lodi, California 95242
(209) 368-0880 • Fax (209) 368-2728 • Mobile (209) 481-6951

- SO2 additions as necessary
- Thermostat-regulated cooling
- Monthly Lab Analysis

Clients must have all wine(s) out by July 15th of the next calendar year. If the Client has not removed the wine(s) by July 15th of the next calendar year, the Winery has the right to move the wines to an alternative storage facility of its choice at the Client's expense.

__Barrel Storage & Maintenance of Wine in Barrels__:

The barrel storage fee is inclusive of the following services:

- Monthly topping
- Monthly inventory
- SO2 additions as necessary
- Monthly lab analysis

Empty barrels are tested for leaks, rinsed with Ozone, and treated with SO2 gas to sterilize them. We cannot guarantee that stored barrels will not develop leaks. We will attempt to repair leaks if they occur. Empty barrel fees are referred to in the attached fee schedule.

[The following should be deleted if Ozone use to clean barrels has become standard operating procedure: During the cleaning of our Client's barrels, we give the Client the choice of cleaning their barrels with hot and cold water, or using the Ozone barrel cleaner. Please consult our winemaking staff to discuss the benefits of both methods.]

__Winemaking Procedures and Protocol:__

Receiving: Grape clusters will be sorted with all culls weighed and logged separately. All grape clusters passing the sorting process will be crushed and destemmed. The resulting must will be pumped to a fermentation tank.

SO2 Addition: 30 – 50 grams per 1/2 ton of potassium-metabisulfite will be added to the grapes during crush at the crusher.

Cold Soak or Settle: The headspace shall be blanketed with CO2. The thermostat will be set at 45 degrees F.

Acidulation: The TA shall be adjusted to 0.70 grams/100ml with the addition of tartaric acid. The Winery will provide the acid used to make the adjustment and this cost will be passed on to the Client.

Yeast and Nutrients: Standard yeast strain shall be Red Star Premier Cuvée. Addition will be at a rate of 2 pounds per 1,000 gallons, along with 4 pounds/1,000 gallons of Superfood and 4 pounds/1,000 gallons DAP. Other nutrients may be added for an additional charge.

Cap Management: The initial pump-over will be non-aerative and will take place the morning after cold soaking is complete, and last for one minute for each ton at the fermentor. Non-aerative pumpovers will continue at the rate of twice each day for one minute per ton until the fermentation begins. Once the fermentation is underway, three daily pumpovers will be completed, not to exceed 45 minutes each. Pumpovers will be over the top by sprinkler or hand-held hose. Once the fermentation has reached 5 brix, the length of each pump-over will be reduced accordingly.

Temperature: The thermostat controlling the tank cooling jackets will be set at 85 degrees F maximum for the entire length of the fermentation.

Press Regime: Press at 0 degrees brix (unless otherwise instructed by the Client). Pumace will be pressed using a standard press program not to exceed 2 bars of pressure in the final press cycle. Free run and press wine will be combined. Rice hulls will be supplied free of charge if needed to facilitate pressing.

Malo-Lactic Fermentation: The wine will be inoculated for malo-lactic fermentation with Vinoflora Oenos freeze-dried culture at a rate of 25 grams per 1,000 gallons. The Winery will supply the ML culture and the cost will be passed on to the Client.

Storage: Storage post completion of the Malo-Lactic fermentation shall be at temperatures between 60 – 65 degrees F.

Young Wine Treatment: First racking off of primary yeast lees will be three to seven days after pressing. The free SO2 will be adjusted to 35 ppm, unless otherwise specified by the Client. Second racking will be approximately 2 – 3 months after pressing, or before if shipped prior to then. SO2 will then be re-adjusted to a level as described above.

Tank Storage Configuration: The Winery shall make reasonable efforts to store wine in topped tanks. If this is not possible, headspace will be managed by using CO2 or Argon gases with weekly monitoring of the tank's headspace.

In the interest of keeping lots separate, the Client agrees to manage surplus wine post initial racking so as to allow the Winery to store wines in topped tanks without blending, and to avoid additional tank storage for a relatively small lot of excess wine. One option is racking to barrel and storing separately. In this case, all barrels and racks are to be provided by the Client at a storage charge per the attached table of fees.

Analysis: The Winery shall perform frequent analyses for Brix, pH, TA and VA for each Fermentor. Analysis shall be for brix, TA, and pH. Near completion of secondary fermentation, analyses will be performed for ethanol, residual sugar, pH, TA, VA and malic acid. Post fermentation analyses shall be on a monthly basis for free SO2, total SO2 and volatile acidity.

Laboratory Analysis:

All winemaking functions performed at the Winery require a predetermined array of routine laboratory analysis. The Winery will perform a reasonable number of analysis including regular free and total SO2, VA, RS, TA, pH, residual sugar and malic acid per standard winemaking operating procedures.

Additional or different analyes will be sent out upon request and charged according to the attached table of fees.

Bottling Fees:

Choice of mobile bottling line is based on reputation and availability. In addition to the bottling line costs, the Winery also supplies the staff (9 – 12 employees), forklift, storage of bottling supplies, and other items in support of each bottling event. The fee for bottling, as noted in the attached table of fees, encompasses all of these factors.

If labels to be used for bottling are not legally approved, the Winery can submit the applicable label approval form to the TTB. The fee for processing the label approval forms is shown in the attached fee schedule. Artwork must be supplied as a digital file compatible with our printer's systems, or additional fees will apply.

The Winery must have a copy of the TTB approval for each label on its premises prior to labeling any wines. This is required by law.

Payment Terms:

Net 30 Days from Invoice Date

Finance Charges & Late Payments are charged at 1.5% per month (18% annual rate) on past due balances. Late payments will be applied first to finance charges, then to the oldest outstanding balance.

Both parties agree upon entering into this contract that producing wine from grapes is a natural process with inherent risks. The Winery is contracting to provide a process to the Client. Winemaking is not an exact process. It involves microbial and other factors contributing to the final outcome. The Client bears the ultimate responsibility for the end product.

Jessie's Grove Winery	Client Name: Chateau Routon Inc
Dated: July 21, 2004	Dated: 8-1-04
Print Name: Nick Sikeotis	Print Name: Bob Routon
Title: President	Title: President
Sign: [signature]	Sign: Bob Routon
Address: 1973 West Turner Road Lodi, CA 95242 (209) 602-6425 Fax #: (209) 368-2728	Mailing Address: Chateau Routon Inc PO Box 901 Fairplay, Ca 95684
	Contact Phone: 530 620 5818
	Fax #: 530 620 5504

Exhibit to Crush Agreement
Jessie's Grove Winery
Custom Crush Contract
Table of Fees

Crush Fees:

	Sorting	Whole Cluster Press
Less than 23 tons	$ 325	$ 500
24-100 tons	$ 300	$ 475
101-300 tons	$ 275	$ 450
301+ tons	$ 250	$ 400

Only received in 1/2 ton Macro Bins
Tons based on gross tons received on the Winery's premises and logged on weight tags.

* For non-sorting crush fees, use the table above, less $50/ton.

Cold Soak or Settle Before Fermentatic $ 100 per tank/day

Equipment Rental:

1/2 ton Macro Bins:	$ 4	per bin/day	*(minimum 1 full day rental)*
Trailers:	$ 20	per trailer/day	*(minimum 1 full day rental)*

Wine Movements:

Barrel Movements (In or Out):	$ 5	per barrel	*(minimum $175 per lot)*
Tank-to-tank (includes transport):	$ 0.03	per gallon	*(minimum $175 per lot)*
One-time initial bulk wine set-up charge: (includes receiving/shipping lab. panels)			*(minimum $275 per lot)*

Barrel Fermentation:

$ 0.40 per gallon *(minimum $600 per lot)*
25% surcharge of Market Price of Barrels & Racks

Tank Fermentation with Oak Chips:

Set-up Fee: $ 125 per tank
Chips: 25% surcharge

Extended Maceration:

$ 100 per tank/day

MicroOxygenation:

Set-up Fee: $ 100 per tank
Monthly Fee: $ 300 per tank/month

229

Stuck Fermentation: (Only applies for musts with sugars exceeding 26 brix at crush, or must with nutrient deficiency.)

Yeast & other required Additions: 25% surcharge
Man-hour charge: $ 35 per man-hour

Tank Storage:

Bulk Wine Storage in Tank is based on Gallons/Lot

Gallons/lot	1,000 - 4,000	4,001 - 15,000	15,001 +	
	$ 0.13	$ 0.12	$ 0.10	per month

Per Lot Fee: $ 200 per lot (includes monthly labs)

Barrel Storage:

White Wines Only, Stirring: $ 2 per barrel/treatment

All Wines, Full Service: $ 8 per barrel/month *(minimum $175 per lot)*

Empty Barrels: $ 5 per barrel/month

Washing Barrels:

Hot/Cold Water: $ 2 per barrel *(minimum $35 fee)*
Ozone Cleaner: $ 17 per barrel *(minimum $175 fee)*
(includes hot/cold water treatment)

Additional Labs:

Post-Blending Labs.: $ 145 per blend/Lot

(with Clients approval, or upon Client's Request)

Monthly	$ 65.00	per Lot
Alcohol	$ 25.00	
Free SO2	$ 16.25	
Gluc/Fruc	$ 25.00	
Malic	$ 25.00	
pH	$ 12.50	
TA	$ 15.00	
Total SO2	$ 22.50	
VA	$ 25.00	

Exhibit to Crush Agreement
Jessie's Grove Winery
Custom Crush Contract
Table of Fees

Fining, Wine Additions, Materials:
25% surcharge
Set-up Fee: $ 175

Cold Stabilization, White Wines: Please call for quote.

Filtration of Wines:

gallons:	< 4,000	4,001-7,500	7,501 +	
per gallon:	$ 0.15	$ 0.12	$0.11	*(minimum $250 per lot)*

Material (DE, pads, etc.): 25% surcharge
Set-up Fee: $ 175

Onsite Bottling:

TTB Label Approval: $ 50 per label
Per Case Charge: $ 4.00 per case
Set-up & Electrical Fee: $ 450 per day
Extraordinary man hours from standard bottlings: $ 35 per manhour
25% surcharge on additional material expenses beyond the standard bottling material required

Receiving Glass:
Storing Glass more than 48 hours: $8 per pallet *(minimum $70 fee)*

Additional Services: $ 35 man-hour
25% surcharge on outside expenses

Late Delivery of Fruit:
Fruit received after 2:00 pm is subject to $100/ton additional fee unless the the Client approves the crush for the late fruit continue the following day.

$ 100 per ton
Applies to fruit received after 2:00 pm only

The Winery, at its sole descretion has the final decision on continued crushes past normal workday hours, considering among other factors, the safety of the staff.

231

APPENDIX E-1

Wines From Down Under Turn Up More on Restaurants' Lists; A crush of imports from Australia and New Zealand is squeezing California vintners out of the lucrative market.:[HOME EDITION]

Melinda Fulmer. The Los Angeles Times. Los Angeles, Calif.: Feb 26, 2003. pg. C.1

Full Text (1178 words)

CORRECTION: SEE CORRECTION APPENDED; Australian wines -- A Feb. 26 article in the Business section about the popularity of Australian wines on restaurants' lists incorrectly implied that more wine was imported from France to the U.S. than from any other country. In fact, Italian wines are the No. 1 imported wine by volume, with Australian wine second. French wine is third.

When restaurant owner Victor Ciulla revamped his wine list last month, it wasn't to include the latest California cult Cabernets.

In fact, a number of California wines slipped off the list as vintages from Australia, New Zealand and Italy were added. The reason? Simple economics: The imports were a better value.

"California wines used to be great and affordable," says Ciulla, managing partner of Twin Palms, a trendy tent-topped bistro in Pasadena. But increasingly, he finds them overpriced.

"It's like they're trying to compete with expensive French wines," Ciulla says.

For California's $13.4-billion wine industry, the sentiment expressed by Ciulla -- and echoed by other restaurateurs -- represents a troubling new reality: At the lower end of the market, California vintners are being undercut by cheap rivals from overseas, especially Down Under. And at the higher end, they are now bumping up against some of the most legendary names in wine.

"Why should I pay Bryant [Family Vineyard of Napa] $150 for their wine ... as opposed to a Lafite Rothschild, which has a century behind it and is the same price?" asks Frank Delzio, who owns Josie in Santa Monica with his wife, Josie Le Balch.

In all, the restaurant business accounts for about 20% to 30% of California wine sales, according to analysts. Exact figures on how much this segment of the wine market may have fallen off aren't available. But anecdotally, at least, a pattern seems to be emerging: More restaurants are nudging off wines from Napa, Sonoma and elsewhere in the Golden State in favor of imports of similar quality.

Among those turning up their noses at California wines are national chains such as Morton's of Chicago. Many people in the restaurant industry are "switching to lower-priced imports that deliver equal quality to California wines at sometimes significant discounts," says Ronn Wiegand, publisher of the Napa-based Restaurant Wine guide.

For California vintners, the most immediate threat on the low end is coming from the Australians, who make much of the same varietal wines but at lower cost, thanks in part to cheaper land. The volume of Australian wine imported to the U.S. last year surged 51% to 29.4 million gallons, according to consulting firm Gomberg, Fredrikson & Associates. That knocked France out of the top import spot for the first time.

"I marvel that we have been able to keep our share of the market as strong as it has been," says John De Luca, president of the San Francisco-based Wine Institute, which represents California vintners.

To compete in the years ahead, De Luca contends, wine makers in the state will have to continue to make strides in their quality and turn to more environmentally friendly growing methods, which they can then use as a selling point.

But restaurant owners, sommeliers and others argue that the solution is much simpler: After a decade of inflation, California wineries are going to have to dial back their prices if they want to boost sales.

They are "having a bit of a comeuppance," Wiegand says. "Prices are too high and they have been too high for three or four years. I think by the end of the year, you'll see an avalanche of discounts."

Indeed, Rick Boyer of Jekel Vineyards in Monterey County acknowledges that the escalating prices of California wine have "opened the door for a lot of foreign competition," which in turn has hurt his sales to restaurants. The industry is facing a slew of new rivals, "and they are lower-cost producers than ourselves," he says. "That is where our big issue is."

Still, Jekel and other vintners would prefer to focus on improving quality -- rather than tussling over price -- for fear of cheapening their image.

"Let everyone else go down" in price, says Michael Mondavi, chairman of Oakville-based Robert Mondavi Corp. Even with his winery's restaurant sales down about 5% this year over last, "we're not dumping our price. We don't think it's good for the health of the brand long-term."

Instead, Mondavi has started advertising and has hit the road, visiting restaurant customers in as many as four cities a week to persuade them to stock his wines and tout them to diners.

He may be too late at some restaurants, however. At Twin Palms, for example, Ciulla has dropped Mondavi's Coastal selection.

In some cases, eateries are replacing their California wines not because the foreign competition is necessarily cheaper, but because the restaurants are having a tough time marking up the price to patrons.

The reason: Customers have become familiar with many California brands and are thus sensitive to the premiums that restaurants tack on. By comparison, some restaurant owners say, many overseas wines remain relatively unknown, and it's easier to get away with a higher markup on them.

Certainly, Mondavi, Kendall-Jackson and other U.S. brands still constitute the bulk of the wine list at many restaurants. And some California vintners insist that though imports may have cut into their sales, the addition of brands from overseas also has helped broaden the market for some types of wines, such as Sauvignon Blanc.

Yet on the whole, executives and analysts say, the growth of imports at restaurants has come at the expense of California wineries, which can ill afford to lose more business at a time when many are struggling with a slow economy and a glut of grapes.

At Morton's, imports now make up 25% of the wine list, up from 20% just a couple of years ago, according to Tylor Field, beverage director at the 65-restaurant chain. "Our biggest growth category over the last two years has been Australian red wines," Field notes.

In many cases, "you are getting the same quality wine for about half the price," he says, adding that some of the Australian brands have "tremendous amounts of flavor."

Field says he anticipates his wine list becoming even more diverse as other regions throughout the world add to the competition for California vintners. Now, he says, "we're starting to see some really good wine coming out of South Africa."

[Reference]
Message No: 13358

[Illustration]

Caption: GRAPHIC: Oz imports; CREDIT: Los Angeles Times; PHOTO: UNCORKING SALES: Australia knocked France out of the top import spot in the U.S. for the first time last year.; PHOTOGRAPHER: Myung J. Chun Los Angeles Times; PHOTO: MESSAGE IN A BOTTLE: Australia and New Zealand wines have replaced some California wines on the list at Twin Palms restaurant in Pasadena. Restaurant business accounts for about 20% to 30% of California wine sales.; PHOTOGRAPHER: Myung J. Chun Los Angeles Times; PHOTO: SEEKING BETTER VALUE: Victor Ciulla of Twin Palms restaurant says California wines are overpriced.; PHOTOGRAPHER: Alexander Gallardo Los Angeles Times

Credit: Times Staff Writer

Subjects:
Locations: California, Australia, New Zealand
Article types: News
Section: *Business; Part C; Business Desk*
ISSN/ISBN: 04583035
Text Word Count 1178

APPENDIX E-2

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State's wine and grape sector increases during tough times

Issue Date: July 7, 2004

By Kate Campbell
Assistant Editor

With growth up nearly 40 percent in the past four years, experts say California wineries and vineyards have demonstrated remarkable resiliency. A recent study puts the segment's overall financial contribution to the state's economy at about $45.4 billion, making wine the No. 1 finished agricultural product in the state.

ÿhese findings and many others are included in an 81-page report released jointly in June by the Wine Institute and California Association of Winegrape Growers at the World Trade Club in San Francisco. The two organizations commissioned the wine business consulting firm, MKF Group, LLP, to prepare the comprehensive study, "Economic Impact of California Wine 2004."

The report updates the original economic impact study published in 2000, and offers a snapshot of wine and grape growing practices that have surged even while faced with some exceptionally challenging times. The report provides solid data on this agricultural activity that can be used in public policy discussions with state and federal legislators and other key officials.

The report acknowledges that California grape growers and vintners faced a triple threat during the past four or five years: an economic downturn, grape and wine oversupply and intense competition from overseas. Growth was calculated by comparing all revenues, taxes and wages created by the production and sale of wine. The economic impact report issued in 2000 found the industry generated nearly $33 billion in 1998.

"Our great California wine industry created more than 200,000 jobs, billions in economic activity, and preserved agricultural land and the family farm," said Wine Institute President and CEO Robert P. Koch. "It's very generous in charitable giving and brings joy and pleasure to millions of people."

Koch said that despite the challenges of intense global competition, trade barriers, agricultural pests and the constant threat of increased taxes and regulations, the state's wine sector is strong and a major contributor to the economic vitality of California.

"There are thousands of wineries and growers that represent the California wine industry," Koch said. "The actions of state governments and the federal government play a heavy role in the health of our industry. It's very important that regulators and lawmakers have a better appreciation of what this great industry is contributing despite some difficult trade barriers."

For example, Koch pointed out that 16 states still prevent the sale of wine in supermarkets. In 24 states, regulations do not allow wine to be shipped directly to the consumer.

"In most instances, it's opposition from wholesalers that keep remaining states from opening," Koch said. "Internationally, we have an industry that is a great ambassador for our state, our country and our culture. It was not long ago that the California and U.S. wine industries were used as an easy bargaining chip in trade negotiations with the international community."

Koch said that has changed as the value of wine exports has grown and recognition has increased among trade negotiators in Washington, D.C., and elsewhere, on the importance of specialty crops.

"This study offers a concrete understanding of how California's wine industry influences the state's economic, export, employment and tax revenue picture," said California Association of Winegrape Growers President Karen Ross. "On the other side of the coin are the intangibles that we cannot assign a dollar amount to: stewardship of natural resources and the environment, preservation of agricultural land and open space and overall enhancement of Californians' lifestyles.

"All of these stem from the innovation and entrepreneurial spirit of winegrape growers working hand-in-hand with vintners to filter California's unique climate, land and character into a remarkable beverage," Ross said. "We also are very dedicated to research and in using the best options in technology and science, the most innovative practices that will

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keep us competitive."

One message Ross said she hoped public policymakers will get from the report is the importance of continuing to invest and partner with the industry in research and in producing academic programs that will lead the best and the brightest students to be a part of the industry.

"It's a wonderful thing to be able to represent and work for the California wine community," she said. "It's a treasure of the state and a true reflection of our climate, our land, our commitment to quality and our unique personalities. There are many, many stories that come come from the California wine community that truly do reflect our commitment to California and to being a signature product that all Californians can be proud of."

The MKF research indicates that California's wine and grape-growing activities, along with affiliated businesses, provide nearly 208,000 full-time equivalent jobs, with a total of $7.6 billion in gross wages. In the past four years, more than 62,500 jobs were added at a compound annual rate of more than 9 percent during a period of rising unemployment in California.

The state now has about 1,049 physical wineries, which is up 24 percent from four years ago. The number of winegrape growers now stands at about 4,805, up 9 percent. Along with impressive job, growth the report found that wages paid to California workers have grown to more than $7.5 billion, a 77 percent increase.

Wineries produce more than 3 billion bottles of wine a year, which is up 20 percent, with a retail value of more than $15 billion a year, which is 24 percent higher than four years ago.

California received $1.9 billion in taxes and other business licenses and fees in 2002, compared to $1 billion in 1998. The federal government, other states and local municipalities collect an additional $3.7 billion in tax revenues a year from the California wine and grape community. The report also shows that wine generates higher taxes than most sectors because, as a regulated business, it pays excise taxes to state and federal governments.

The wine regions of California are increasingly popular tourist destinations. Visitors to California wineries have increased from 10.7 million in 1999 to 14.8 million in 2002, with tourism expenditures of $1.3 billion. Actual tourist spending rose more slowly than the number of tourists, as local travel has replaced long-distance tourism in the post-Sept. 11 era.

California, which produces about 92 percent of all U.S. wine, is the fourth largest wine producer in the world after France, Italy and Spain, accounting for $643 million in wine exports in 2003, up from $537 million in 1998.

The MKF report points out that the achievements of California's wine sector are particularly impressive because growth occurred during a weak economy and an increasingly competitive environment stemming from aggressive pricing of imports, grape production outpacing consumption, and wholesaler/retailer consolidation, among other reasons.

Researcher Vic Motta of St. Helena-based MKF Group noted that ongoing challenges continue as many vintners and growers make capital investments to transition their operations for production of the growing category of premium wines.

"During the past three decades, the California wine industry has experienced and continues to enjoy strong growth as the undisputed, dominate player in the U.S. wine market," Motto said. "California is an agricultural juggernaut. It leads the nation in farm production and farm income and has done so for more than five decades. Wine in now California's No. 1 finished agricultural product and it is the fastest growing major agricultural product.

"In contrast to the three largest wine-producing countries, France, Italy and Spain, California's producers and growers don't receive the array of financial support and subsidies granted to their European competitors. And, in contrast to Europe, the California wine industry is a growth industry where the individual growers and wineries are self-supporting and profitable."

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